14008381

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

AMENDMENT NO. 5

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

StepOne
Personal Health, Inc.

(Formerly: "Biohub, LLC")

Commission File Number: 0001606811

Delaware

UNITED STATES:

StepOne Personal Health, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

8099– Health and Allied Services, Not Elsewhere Classified	**90-0785095**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Craig Brandman, MD StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Chief Executive Officer & Chief Financial Officer
Mr. Jeff Gary StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Senior Vice President of Business Development
Ms. Chelia Potts Laurance StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Director of Operations
Mr. Gregg Hill, MS, PAC StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Director of Clinical Services
Ms. Edwina Rains StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Director of Provider Relations

(c) General Partners of the Issuer N/A

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(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the StepOne Personal Health, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. David Clymer (1) (2)	Preferred Common	0% 25%
Mr. Craig Brandman (3) (4)	Preferred Common	0% 26.5%
Mr. Steven Thomas (5) (6)	Preferred Common	0% 12.5%
Mr. Ferris Taylor (7) (8)	Preferred Common	0% 5%
Ms. Chelia Potts (9) (10)	Preferred Common	0% 5%

(1) Mr. David Clymer is a Senior Vice President of StepOne Personal Health, Inc.
(2) Address: 509 South Wall Avenue, Joplin, Missouri 64801
(3) Mr. Craig Brandman is the Chief Executive Officer and President of StepOne Personal Health, Inc.
(4) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(5) Mr. Steven Thomas is an Advisor of StepOne Personal Health, Inc.
(6) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(7) Mr. Ferris Taylor is an Advisor of StepOne Personal Health, Inc.
(8) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(9) Ms. Chelia Potts is the Director of Operations of StepOne Personal Health, Inc.
(10) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801

(f) Promoters of the issuer

StepOne Personal Health, Inc.
(Formerly: BioHub, LLC)
509 South Wall Avenue
Joplin, Missouri 64801
Phone: (650) 529-0801
http://www.StepOneHealth.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Mr. Bo Sartain
Haynes and Boone Law Firm
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: (214) 403-8039
Website: www.haynesboone.com

At this time of this filing there is no underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both StepOne Personal Health, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate StepOne Personal Health, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept FIVE THOUSAND shares of common Stock in the Company, representing 5% (five percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada

- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to StepOne Personal Health, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

In October of 2014, the Company converted from a Delaware Limited Liability Corporation to a Delaware Stock Corporation. Upon its conversion, the Company issued 100% of its issued Common Stock (100,000 Shares) to:

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. David Clymer Senior Vice President 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 25,000 Shares (25%) Preferred Stock: No Shares	Common Stock: 25,000 Shares (25%) Preferred Stock: No Shares
Mr. Craig Brandman Chief Executive Officer & CEO 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 26,500 Shares (26.5%) Preferred Stock: No Shares	Common Stock: 26,500 Shares (26.5%) Preferred Stock: No Shares
Mr. Steven Thomas Shareholder 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 12,500 Shares (12.5%) Preferred Stock: No Shares	Common Stock: 12,500 Shares (12.5%) Preferred Stock: No Shares
Mr. Ferris Taylor Affordable Care Liaison 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares
Ms. Chelia Potts Director of Operations 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares
Mr. Jeff Gray Senior Vice President 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares

Ms. Edwina Rains Director of Provider Relations 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares
Mr.Greg Hill Director of Clinical Services 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares
Mr. James Cunningham Shareholder 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 2,500 Shares (2.5%) Preferred Stock: No Shares	Common Stock: 2,500 Shares (2.5%) Preferred Stock: No Shares

In accordance with the Company agreement with Alternative Securities Markets Group Corporation ("ASM"), the Company shall place into escrow and issue to ASM up to 5,000 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.
- Additional 20% (for a total of 40% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.
- Additional 20% (for a total of 80% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

The issuance of all the foregoing shares was in reliance of the exception from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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PART II – OFFERING CIRCULAR

StepOne Personal Health, Inc.

(Formerly: "BioHub, LLC")

Corporate:

StepOne Personal Health, Inc.

509 South Wall Avenue

Joplin, Missouri 64801

http://www.StepOneHealth.com/

Phone: (650) 529-0801

Offering / Investors:

StepOne Personal Health, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd, Suite 450

Beverly Hills, California 90210

http://www.AlternativeSecuritiesMarket.com

(650) 529-0801

Best Efforts Offering of 21,000 9% Convertible Preferred Stock Units

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

See: Details of the Offering

Maximum Offering: 21,000 9% Convertible Preferred Stock Units

Dated: October 6th, 2014

Investing in the Company's Common Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 14**.

We are offering a maximum of 21,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 21,000 9% Convertible Stock Units in StepOne Personal Health, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 21,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Chief Executive Officer, Mr. Craig Brandman. Mr. Brandman will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $2,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Securities are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Securities, and the Company's Securities may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities Markets Group, may not do so without prior written consent of the Company's Management. The Company is currently preparing an S-1 Filing for Listing on the OTC Markets Group's "OTCQX Market" in 2015.

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	21,000	$2,100,000.00	$0.00	$2,100,000

1) We are offering a maximum of 21,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR

TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Online Medical Technologies Industry Risks

Online Medical Technologies Industry investments are subject to varying degrees of risk. The yields available from equity investments in Online Medical Technologies Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Online Medical Technologies Market Conditions such as oversupply of related products or a reduction in demand for Online Medical Technologies products in the areas in which the Company's Products and Assets are located, competition from other Online Medical Technologies Companies, and the Company's ability to provide adequate Online Medical Technologies Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product operations and the local market conditions.

Because Online Medical Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our technology channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Online Medical Technology Industry;
- Our ability to continuously offer new and improved products and services;
- Our ability to maintain sufficient production capacity for our products and services;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products and services;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Online Medical Technology Industry;
- The level of consumer acceptance of our products and services;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product and services offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

The Company's Industry is Highly Competitive

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of Online Medical Health products and services, and to sustain its profitability through a business strategy focused on increasing sales through existing supply channels, selectively expanding its products and services network, increasing sales through newly formed partnerships (traditional and non-traditional), developing innovative new products and services, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

Development Stage Business

The Company was originally formed as "BioHub, LLC" in May of 2010 in the State of Delaware. The Company converted to a Delaware Stock Corporation and changed its name to "StepOne Personal Health, Inc" in October of 2014. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that StepOne Personal Health, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $2,100,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Although the Company believes that the proceeds from this Offering will be sufficient to help sustain operations during this growth period, there is no guarantee that the Company will raise all the funds needed to adequately fund Company Operations. The Company has determined that $100,000, in addition to cash flow from operations, will be needed to fund planned operations for the first twelve months.

Competition

Competition exists for Online Medical Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with services suppliers. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Online Medical Technology Industry may reduce the number of suitable prospective direct to consumer sales opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Craig Brandman, the Company's Chief Executive Officer and Chief Financial Officer; Mr. Jeff Gary, the Company's Senior Vice President of Business Development; Ms.Chelia Potts Laurance, the Company's Director of Operations; Mr. Gregg Hill, the Company's Director of Clinical Services; and Ms. Edwina Raines, the Company's Director of Provider Relations.

Certain Members of the Company's Management will be dedicating less than their full time to the Company, below is the approximate number of hours each member of the Company's Management will be devoting to working for the Company:

- Mr. David Clymer, 30 hours per week
- Mr. Craig Brandman, 40 hours per week
- Ms. Cheryl Lawson, 25 hours per week
- Mr. Gregg Hill, 40 hours per week
- Ms. Chelia Potts, 30 hours per week
- Ms. Edwina Raines, 30 hours per week

The Company has not identified any potential or overt conflicts of interest that may affect future business operations.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of October 1st, 2014 the Company's Managers owned approximately 62.5% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 62.5% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated minimal revenue, expenditures during this development stage have led to pre-operating losses. Revenue operations to date are based on a soft-launch around limited products.

Broker - Dealer Sales of Units

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Units are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Online Medical Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 21,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $2,100,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group Corporation (a California Stock Corporation), an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **StepOne Personal Health, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $2,100,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$2,100,000**	**100%**	**$250,000**	**100%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$105,000**	**5%**	**$12,500**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

(4) *Use of Investment Funds*: The Company intends to use funds from investment primarily on research and development, specifically related to service orientated architecture. Uses of funds will additionally cover operating expenses related to general and administrative activities as well as sales and marketing initiatives.

Area of Use	Specific Use	Distribution	Amount
Research and Development	**Service Orientated Architecture and Development**	**52.4%**	**$1,100,000**
General and Administrative	**General and Administrative**	**21.4%**	**$450,000**
Sales and Marketing	**Social Messaging, Sales And Marketing Efforts**	**21.4%**	**$450,000**
Cost of Offering	**All Costs of Offering**	**4.8%**	**$100,000**

If the proceeds from the offering are insufficient to meet the entire amount, the Company plans to distribute funds proportional to the "Distribution" percentage stated above.

ITEM 6. DESCRIPTION OF BUSINESS

A. Business Plan:

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

<u>Executive Summary</u>

Your Health, Our Mission....

The year 2013 ushered in a new era highlighting the public's intrest around healthcare and personal control of individual healthcare choices. Arguably, healthcare delivery, financing and education has been the most emotionally charged issue over the past year with the passage, and now the implementation, of the Affordable Care Act creating a demand for primary care services that far and away outstrips the capacity. ***StepOne Personal Health's*** mission is to deliver a better experience for consumers while easing the burden on an already taxed healthcare system. StepOne Personal Health is the virtual destination for consumers trying to understand and make a positive impact on their health using state of the art technology to deliver a more satisfying and proactive experience, while engaging individuals in the active participation of their health needs.

Our platform connects individuals to health products, services and experts with easy and convenient tools highly desired by this new generation of health consumers. Today's health consumer is continuously increasing their interest and engagement in improving health and optimizing their health, especially if dealing with chronic disease or trying to prevent it. There is an increasing shift toward complementary, integrative and holistic approaches to health - as well as the historically traditional approaches to healthcare. Under our innovative model, StepOne Personal Health has created a virtual health platform to promote functional and preventive medicine offerings in a HIPAA compliant, consumer centric, and easy-to-use environment.


StepOne Health
Personal Comprehensive Integrated Healthcare
Body
Mind
Traditional
Behavioral
Community
Complementary
Western Medicine
Telemedicine
Functional Medicine
Nutritionist
Physician Assistant
Dietitian
Nurse Extender
Trainer
Health Coach
Eastern Medicine
Experts
Yoga
Authors
Herbalist
Networks
Acupuncturist
Social
Chiropractor
Placebo
Hypnotherapist
Naturopathic Medicine
StepOne

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

The Market Problem

The Affordable Care Act (ACA) of 2010 brought with it as much confusion as clarity to a population trying to understand the basics of a new law that will ultimately affect every single person in our country. This new law will unavoidably drive health plans and care delivery systems toward efficient *medical homes* centered on and around primary care services and disease prevention. The current, and soon to be overwhelming shortage of available primary care physicians will place new demands on the marketplace and create opportunities in healthcare as never seen before. The need for technology and efficiency in the traditional system, along with consumer demand for **access** and **service**, creates the optimal environment for rapid growth of StepOne Personal Health's platform and suite of products, services and professionals.

The shift from traditional Western medical approaches to more holistic, complementary and social aspects of healthcare and community has contributed to an increasing demand for these primary care resources and services. StepOne Personal Health has developed and deployed a reliable **destination** to meet the demands of those individuals that want to be enlightened and engaged consumers.

Nearly all consumers are now familiar with leveraging online resources for services and products and they'll naturally rely on the Internet for their basic healthcare needs. This is especially true in the wellness and chronic disease areas. Individuals will search for information, want to log results and personal history, shop for services and products, as well as research health concerns. StepOne Personal Health is about delivering to that consumer an easy, secure, and personal set of health resources and tools, which allow them to better manage and maintain their health and healthcare finances.

Beginning in the late 1960s, initial efforts toward the development of a ***Patient Centered Medical Home*** (PCMH) evolved with the goal of improving health outcomes by offering comprehensive preventative modalities, medical education and healthcare services. The goal assumes that the execution of a comprehensive, collaborative and team-based approach to healthcare will guide enthusiastic and engaged patients to become personally invested in their health, thereby placing the individual at the **center** of the model and **integrating** his or her multiple healthcare *"touch-points."*

The problem of fully delivering on this model has been the lack of successful strategies to engage consumers and to help enable the identification of "at risk" individuals for chronic metabolic disease, while providing individuals with reliable and convenient access to information, resources and services, thereby allowing individuals to own their health and, therefore, they can address issues quickly when they arise. The true portability of health information (the *Patient Record*) has been elusive until the recent advent of cloud computing technology and integrated information systems, now allowing consumers to participate, manage and effectively "**own**" their health information.

StepOne Personal Health Business Description

Dr. Craig Brandman and David Clymer founded StepOne Personal Health in the fall of 2012 to address the challenges and deliver on the opportunities that have accompanied the multitude of changes within the healthcare services sector.

Three tenets, **action**, **enpowered engagement** and **trending success**, culminate into the StepOne Personal Health embodiment known as the "***Science of You***."

As identified in our market problem on the prior page, the *Patient Centered Medical Home* model is the foundation of our platform, including a cooperative team-based approach utilizing coordination and communication tools crucial to this collaborative effort. StepOne Personal Health has designed and developed portable, desktop and state-of-the-art mobile technology tools that integrate these new and innovative health and wellness offerings.

This consumer centric approach enables the individual to take charge of their health and wellness, providing a comprehensive, integrated suite of health and wellness goods and services and drawing from the expertise of our carefully selected health providers, a multitude of health topic experts and. Additionally, ***StepOne Personal Health Enterprise Solutions*** extends the same consumer centric model in a customized employer benefits group offering, leveraging the financial and productivity return of a healthy and inspired team of employees.

With StepOne Personal Health's proven consumer centered health record, StepOne Personal Health is able to deliver results-based data, trending results over time and improving individual compliance while lowering overall healthcare costs to the consumer and the US health burden overall.

Statement Regarding Use of Investment Proceeds

Second to our human capital, StepOne Personal Health's most valuable asset is our technological interface and database housing HIPAA compliant and private consumer data. This data is owned by the consumer and our technology assets accommodate ease in procuring health information and disseminating such information with the touch of a finger. To fully realize the power of this model and to bring our development enhancements to completion will require additional funding. Proceeds from our successful fund raising will be used for technology development, service oriented architecture, launch of our social media and networking marketing and messaging campaign and employee compensation.

Barriers to Entry and Market Competitors

The appetite for consumer health tools, accompanied by the acceleration of smartphone and cloud computing technology, have presented the health and services delivery landscape with a multitude of solution vendors. There are many direct-to-consumer lab providers, but they typically use a glorified "physician's office" platform that utilizes the mega-lab's antiquated technology.

While these solutions attempt to differentiate themselves based on tecnological advances that have captured the attention and picqued the interest of health consumers, StepOne Personal Health is the only integrated, end-to-end solution with consumer driven labs and diagnostics, board certified medical educators, a retail online mall representing vetted health and wellness consumer products and services, and a fully integrated personal health record database with a consumer dashboard that is enabled to capture personal information from over forty-five health devices such at FitBit and Jawbone through our integaration of https://validic.com/.

Traditional healthcare continues to silo and ignore the ownership and portability of health information. StepOne Personal Health differentiates from the competition through a proprietary platform where all the pieces are already connected before the consumer gets there. Everything is connected through StepOne Health's database, automatically populating the individual record and seamlessly trending new data against previous experience.

Management Organization

StepOne Personal Health employs a wide range of human, intellectual and physical assets to fully perfect and execute their integrated model, from cooperating partnerships supplying critical labs and diagnostics to our knowledgeable and dedicated staff of clinical experts, board certified medical practitioners and operational experts in the area of health services management, delivery, financing and analytics. A short description of this team of seasoned professional follows:

- **Craig Brandman, MD, President and CEO** - Dr. Brandman is a UCLA trained cardiologist. After practicing in the San Francisco Bay Area for many years, Dr. Brandman became a successful entrepreneur in and out of the healthcare industry. For more than 20 years, Craig has brought his comprehensive knowledge of the business of medicine, the clinical requirements of daily practice, and the benefits of technology to health care organizations. Craig was co-founder and CEO of MEDILINQ in addition to creating two other companies including LawPlus, which provided communications solutions to the legal community; and GryphonCA, which provided secure communications solutions to the health care and legal services industries. Before developing these successful companies, Craig was Managing Partner responsible for all clinical services and initiatives for a $65 million physician-management services organization. He has first-hand knowledge of medical transcription, and has harvested its benefits to produce cost-savings for several organizations. Craig received his MD from the SUNY-Downstate Medical Center in New York, and his postgraduate training in Cardiology at the Harbor General Campus of UCLA Medical Center in Los Angeles. Craig is also our Chief Medical Officer and oversees all medical policy and review as well as the oversight of our medical professionals.

- **David Clymer, SVP Strategic Initiatives** - David began his career as a regional lab provider in Missouri in 1993. David created MyMedLab, allowing consumers to make informed health care choices for themselves and their families. In 2004 industry leading health providers and the power of the internet took MyMedLab nationwide to becaome one of the first direct-to-consumer lab services in the nation. David still maintains his capacity as CEO of MyMedLab and supplies a critical back-end function and a valuable strategic partnership. David graduated from Southeast Missouri State University.

- **Tamara Hall, RN, MBA, COO** - Tamara has over twenty years of implementation and growth strategy including, cross-functional management experience, including clinical, operational, multi-site call center, strategic, and financial expertise. Most recently, Tamara served as COO of Health Equity and prior to that she held the position of Executive SVP for Health Dialog, leading the design, development and implementation of the organization's services, including operational infrastructure, service design and expansion, and system platform database architecture and user-specific login and interface. Tamara has strong expertise in employee growth and development, including expanding from 30 employees to 1,500+ in 5 years implementing a concept of growth from within where 75% of call center directors and managers started with positions supporting customers on the phone. Her expertise won Health Dialog acclaims as the *Best Nursing Employer* in the state. Tamara has also led numerous start-ups through rapid growth and expansion phases, managed implementation of key strategic alliances, and headed up programs that represent the mission of healthcare delivery change. Her work has spanned a variety of organizations and mergers including, her own Wellness Consulting group focusing on large employers such as DuPont (Employee Wellness Program Health Horizons) in Louisiana, Humana (Acquisition and Women Health Transition Team), CareLink and Tokos (Perinatal Telephonic Support Services), and most recently Health Dialog (Informed Health Consumer Services). Ms. Hall earned a baccalaureate degree in nursing from Louisiana State University and a master's in business administration from Boston University.

- **Damon Ramsey, MD, Technologist** - Dr. Ramsey began his career in information technology at the age of eight. He was one of the youngest Microsoft Certified Systems Engineers in the world at 12 years old and following a successful career in IT consulting and software engineering at Vancouver-based Unisoft, he went on to pursue his medical degree at McMaster University as the youngest member of his class. Dr. Ramsey is committed to empowering providers and consumers with the technology they love to use. He is the technology lead on an electronic trauma health record (eTHR) that is collecting life-saving data in the Western Cape of South Africa. He has also been an instrumental in building the data platform for StepOne Personal Health. Damon holds his CCFP license and actively practices medicine in Vancouver, Canada. He is an associate clinical instructor at the University of British Columbia. He serves in the IT Committee of the Vancouver Division of Family Practice advocating for meaningful EMR adoption. He regularly speaks, writes and consults on health technology topics. Damon is highly skilled in software development and systems architecture, service oriented architecture as well as media and web technologies, database design, systems design, and multi-tier application development.

- **Ferris Taylor, MBA, Affordable Care Strategic Liason** - Ferris is currently the Vice President of Strategy and Planning for Arches Health Plan, a nonprofit health insurance company and CO-OP owned solely by its members for the purpose of participation under the Affordable Care Act. Taylor has more than 30 years of experience in health care, technology and consulting services. Ferris is responsible for StepOne Personal Health strategic planning as it relates to the new legislation under the Affordable Care Act. Taylor founded Pragmatic Health Care Solutions, a health care strategy and marketing consulting firm and from 2003 to 2008, Taylor was vice president of strategic marketing and payer market strategy for Ingenix (now Optum),one of the industry's largest health information technology companies and part of UnitedHealth Group. Additionally, Taylor has also served as the marketing and information services executive for Harvard

Community Health Plan, now HPHC and as vice president of marketing and planning for North Shore Medical Center in Salem, Mass, the six community hospital system of Partners Healthcare. A graduate of Brigham Young University in nuclear physics with a minor in Spanish, Taylor holds an MBA with an emphasis in finance and quantitative economics. He is also a graduate of the GHAA/AHIP Executive Program in Managed Care from the University of Missouri.

- **Brett Trusko, Strategic Advisor** – Brett is the Executive Director of the Texas Institute for Smart Health at Baylor College of Medicine in Houston, Texas. He spends his time finding ways to use innovation and technology to streamline the healthcare experience. He understands health at the level of the data. More. Brett's passion is uncovering the patterns in data that can connect the pieces together. His field of informatics is driving a health revolution by letting real people track changes in their health over a lifetime.

- **Jeff Gary, SVP, Business Development** - Jeff is a senior healthcare executive with over 20 years of experience in the health care industry. Jeff was the founder and principal owner of Stratabex LLC, a healthcare business development and consulting firm focused on innovation, quality, and revenue growth and trend mitigation solutions. Jeff is instrumental in developing pipeline strategies in the enterprise arena with medium to large employer groups. Jeff specializes in working with large self-insured employer groups as they are uniquely positioned to take advantage of the StepOne Personal Health service offerings outside the traditional fee-for-service delivery model.

- **Gregg Hill, MS,PA-C, Director of Clinical Services** - Gregg is a business and healthcare professional with more than 25 years of experience in business process development, patient care and health organization creation. Prior to his role at StepOne Health, Gregg was one of the founding members, practicing physician assistant and analytics lead for Crossover Health, developing and launching workplace health centers and systems for Apple Computer, Facebook and Applied Materials in the Silicon Valley area. Gregg has specific expertise in EMR migration technologies including training and development for Kaiser Permenante's Health Connect system born in 2007. Gregg has additional deep knowledge in emerging market business systems as a consulting manager for Accenture in Houston, providing client financial due diligence pursuant to Accenture's IPO in 2002. Gregg currently holds his board certification as a Physician Assistant, and is the director for StepOne Health's clinical development standards, consumer messaging, clinical staffing and management of a team of professionals, executing virtual consumer health and wellness services.

- **Cheryl Lawson, MBA, Director of Social Marketing** - Cheryl Lawson brings corporate marketing, entrepreneurial acumen and deep social media marketing and public relations expertise to StepOne Health. Cheryl has been a member of the StepOne Health team since it's inception and will join the company as Director of Communications in 2014. As Communications Director, Cheryl leads the company's PR, social media marketing, and community management initiatives. In addition, she is responsible for developing the company's media and blogger outreach efforts. Before joining StepOne Health, Cheryl served as marketing manager for Fleetwood Enterprises. As marketing manager, Cheryl was in charge of creating the RV division's digital content. Before Fleetwood, Cheryl was a District Manager for General Motors' Pontiac Division. During her ten-year career with GM, Cheryl led corporate to dealer communications in several major markets. Cheryl is the founder of social marketing firm Party Aficionado, LLC where she helps small businesses create social marketing strategies and PR plans. In 2010, Cheryl founded Social Media Tulsa a group that has now become the area's most active social media community. At Social Media Tulsa, Cheryl uses social media, conferences, meetups, and tweetups to connect the areas bloggers, and digital marketing enthusiasts with thought leaders and technology companies from around the globe. Cheryl is a believer in personalized health and advocates for more consumer-focused discussions online and during conferences. Cheryl holds a BA from Southern University in Baton Rouge and a MBA from Nova Southeastern University. She is a marketing course developer for the University of California's Extension Center where she created the course curriculum for the programs social media marketing course among others. Cheryl continues to serve as adjunct professor at UCR.

- **Edwina Rains, Director of Client Services** - Edwina is a committed practice administrator with extensive experience in medical oncology and hematology practices with deep subject matter knowledge in affecting tight information exchange with the insurance clearinghouse and third-party administrators. Edwina has developed the StepOne Personal Health process for client billing and assurance that all consumers enjoy the highest level in client satisfaction.

Additional Key Resources

- **CCHR** - StepOne Personal Health prefers to engage our customers not as *"patients"* (implying a diseased state), but as engaged, empowered participants "owning" their HIPAA compliant portable consumer health record. The **cornerstone** of our non-human critical resources includes a fully operational, stable and integrated **consumer centric health record** (*CCHR*) and a simple to use dashboard that allows our consumers to purchase products, request labs and enjoy personalized services in the online mall. While most health data intake methods confuse and frustrate the consumer, our approach to health data generation is through ease of use devices, personalized questionnaires, and interactive content suited to the health needs of the consumer (See Figure 2).


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(Figure 2)

- **People** - Our technological assets are accompanied by a staff of board certified physicians, physician extenders, nurses, practioners, New York Times Best Seller authors and subject matter experts, alliances with strong production valued health educational videos and literature represented by celebrity trainers, as well as an interactive suite of tools available both in mobile and desktop format.
- **MyMedLab** - StepOne Personal Health has an exclusive arrangement with MyMedLab, Inc to provide the front-end component for consumer driven labs and diagnostics. With this simple tool, consumers can privately and easily choose their labs and diagnostics with simple to use online guidance materials. MyMedLab utilizes the major national lab service providers and the system maintains > 99% uptime, further bolstering the confidence of our consumers.

- **Social Media** - StepOne Personal Health is acutely sensitive to accessing new markets through social and viral online initiatives. To acheive this effort, StepOne Personal Health has partnered with Cheryl Lawson to help with messaging and consumer reach. This may be one of the most important channels as businesses that understand the potential in effective marketing and communications through social channels are poised to succede is broadening otherwise unattainable markets.
- **SOA** – StepOne Personal Health employs *Service Oriented Architecture* to collaborate with our developers to assemble the final product prior to production. Our Technology Development Lead, Dr. David Ramsey is responsible for keeping our development team on task. The team includes 3 developers in Vancouver, Canada with an additional resource in Houston, Texas.

Products and Services

The StepOne Personal Health platform allows for easy integration of services and products and is continually expanding it's offerings as new and improved tools, technology and devices come available. As demand for products and services arises SOPH will conitune to expand and compliment it's portfolio of services.

StepOne Personal Health recognizes the importance of our market segmentation and, therefore, has identified **5 discrete channels** under which we deliver our goods and services.

A. **Direct to Consumer Channel (DTC)**
   - ***Lab. Imaging and diagnostic services***. Through our exclusive partnership with MyMedLab, StepOne Personal Health allows our customers to order initial or follow-up lab testing and other diagnostics while educating themselves about their person health. The comprehensive marketplace of over forty national reference labs and other diagnostic service providers enable the opportunity for custom-designed panels that can help guide consumers in a safe, responsible manner.
   - ***Telehealth*** - Live consumer lab reviews provided by board certified physicians and physician extenders. All StepOne Personal Health's consumers have the opportunity to choose an expert from the SOPH panel and establish a one on one educational encounter to discuss lab specifics and health education. This information allows the consumer to prepare for their physician visit and maximize the opportunity to optimize outcomes.
   - ***The StepOne Experience*** - For too long the old system put all the resources at the wrong end of the health care experience, once you

get sick. The new laws were written to focus on awareness and early detection, but offering more services only helps if people use them. Finding these services, connecting them together, and bringing them to you is the mission of StepOne Health. This advanced group of tests includes the same 65 health values used in a yearly checkup or insurance physical. It combines the General Health Screen including 30 tests with two other individual tests evaluating common health concerns like Anemia and Infection (CBC), Abnormal Protein, glucose levels (UA).

- ***Assurant*** – Assurant, a niche-market provider of insurance products as partnered with StepOne Personal Health on their RightStart® Association program, a retail defined benefit offering for lab services, among other health related offerings. This is a Direct to Consumer retail card purchased in retail stores that allows the consumer to receive a General Health Screen, CBC, and Urinalysis.
- ***The Thyroid Experience*** – *New York Times Best Seller* Thyroid author Mary Shomon created this 4 test panel of MUST KNOW NUMBERS for everyone with thyroid symptoms or family history. These tests create a foundation for tracking your personal thyroid numbers over a lifetime. Personalize the numbers with additional tests to make a panel unique to you. When complete, purchase time to review your numbers and history with Mary and other health experts to prepare for your next doctor visit. This panel includes a TSH, Free T4, Free T3 and a Thyroid Peroxidase AB (TPO).
- ***The Vitamin D Experience*** - The Vitamin D Experience combines two Vitamin D 25 Hydroxy blood tests (before/after) drawn at a local lab in the U.S or collected at home internationally with an advanced form of a Vitamin D supplement. Often overlooked, Vitamin D is an important nutrient involved in many of the body's normal functions. We naturally obtain vitamin D from sunlight and foods in our diet, but how do you know your body is maintaining a healthy level? The answer is to stop guessing and start testing. The Three Easy Steps of "The Vitamin D Experience:
    1. The consumer creates a starting point with the **before** test and we provider the digital lab order.
    2. The consumer **Starts using the 60-day supply of Micellized Vitamin D3** received in the mail. This advanced natural form of vitamin D is better absorbed than oil or pill forms. The tasteless Vitamin D drops easily dissolve into morning coffee, juice or water and are taken for the next 40 days.
    3. See the difference with the supplied **after** test, drawn at the same lab around 40 days after the first. Results are then

available within about 5 days in the private health record.

- ***Beyond Cholesterol Experience*** – Includes an NMR Test, a Live Result Review, and the Health Record to track progress. Our CEO, Dr. Craig Brandman, Cardiologist and digital health pioneer participates in the review process along with our board certified medical team. This virtual heart health experience creates the starting point for the individual's personal health journey. It's a revolutionary way to know numbers, understand risks, and begin tracking how health changes over a lifetime. When results are complete, the consumer can choose a time to speak with one of our experts. Their job is to answer questions, review numbers with the consumer in real time and prepare them for their next provider visit. The NMR LipoProfile test is an advanced test evaluating the risk of a heart attack or stroke using nuclear magnetic resonance (NMR) to provide a direct measurement of LDL particle number and size of LDL particles, as well as direct measurement of HDL and VLDL. This health information allows the doctor to make more personalized treatment decisions than only relying on standard lipid profile testing.
- ***Vitamin B Methylation*** – Informed consumers are ever searching for ways to optimize and understand their health. Methylation is a key biochemical process that is essential for the proper function of almost all body systems. It occurs billions of times every second and is key in the repair of damaged DNA. Most importantly, it controls homocysteine (an unhealthy compound toxic to blood vessels) while helping to recycle molecules needed for detoxification. B vitamins are instrumental in ensuring these systems run smoothly. Without enough of these vitamins, the process of methylation breaks down with catastrophic consequences. The Methylation Experience includes a genetic profile, a general health screen, a complete blood count, a homocysteine level and a comprehensive review with former professional athlete and vitamin/methylation specialist Regina Brugh designed to clarify and offer improvement modalities.
- ***Food Allergy Experience*** – The **Gluten Sensitivity Basic** was designed to be an extensive evaluation for the presence of Celiac Disease. Celiac Disease, also called gluten-sensitive enteropathy, is a condition where when you eat foods with gluten, your immune system responds by damaging the small intestine. Gluten is a protein in wheat, rye and barley. It is found mainly in foods but may also be in other products. The initial test results will be used to establish your ***baseline data*** used for comparison to future results. This profile includes Anti-Transglutaminase Antibodies (tTG IgA, tTG IgG), anti-Endomysial Ab (Endomysial IgA) and Immunoglobulin A (Total IgA) and a personal review with a board certified medical provider.

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

- ***Food Allergy Experience*** – Food allergies can often place undue strain and stress on the human body. More and more consumers are taking steps to protect themselves and make appropriate nutrition choices based on improved food allergy testing. StepOne Personal Health offers several options for consumers to participate in this testing and educational program. Our tests examine either 96 or 184 food, molds and inhalant allergy markers from Alletess, the respected leader in food allergy testing and a review with a nutrition and health expert.
- ***Plavix Testing*** – Plavix (clopidogrel) is an antiplatelet agent used to inhibit blood clots in coronary artery disease, peripheral vascular disease, and cerebrovascular disease. Several studies have demonstrated the importance of CYP2C19 genotyping in patients using Plavix up to 14% of patients are at high risk of treatment failure because they have lower levels of the active metabolite of Plavix and less inhibition of platelets and, therefore a nearly 3½ times greater risk for major adverse cardiovascular events such as death, heart attack, and stroke. StepOne Personal Health has partnered with SmartDNA to provide the backend testing for this critical anamoly. Many offerings are complementary to other offerings and the Plavix testing is a perfect companion to the AliveCor product highlighted in the reseller channel section.
- ***Hormone Banking*** – StepOne Personal Helath has created a simple way for women of all ages to get the answers they need. The HormoneBank panel includes five of the most valuable hormone numbers. The panel is available at over 2000 locations nationwide without the cost or inconvenience of a doctor's visit just to have blood drawn. Panel includes Estradiol, Progesterone, Testosterone, AM Cortrsol, TSH, General Health Screen, CBC, Urinalysis.
- ***Testosterone Experience*** – Testosterone is extremely important for a man's health and overall well being. It can help prevent osteoporosis, determine your amount of muscle mass, control overall mood and perhaps most importantly act as a vital component to a healthy sex life. The first step is taking the "Am I testosterone deficient?" quiz in the platform link. The next step is to get an objective measure of current levels. An accurate evaluation measures both the Total and Free Testosterone that exists in the blood. Free Testosterone numbers are the most important because they tell how much is available for use by the body. Bound testosterone is not available to boost libido because it is not free to do so. Abnormal levels can initially be discussed with one of our professionals and the consumer is always ultimately advised to consult from the primary care provider.
- ***PMS Relief Experience*** – Progesterone, which plays a crucial role in brain function, is often called the "feel good hormone" because of its

mood-enhancing and antidepressant effects and it helps to balance estrogen hormones relieving many women from the undesireable effects from PMS and menopause symptoms. Women who complain about anxiety and irritability often notice that a corrected balance of the ratio of progesterone and estrogen vastly reduces or eliminates these feelings. The consumer sends a saliva test on day(s) 14, 21, 28 of her cycle. The progesterone product is a topical preparation and the panel includes: Progesterone Saliva, Estradiol Saliva, General Health Screen, CBC, Urinalysis, Review with Expert and Progesterone cream. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal progesterone preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.

- ***Consumer Marketplace*** - A robust technological platform has been developed and deployed exclusively for StepOne Personal Health consumers allowing a first-ever integrated, comprehensive health experience. We refer to this interface as an online "***mall***" that aggregates all of our best-in-class goods and services including a "suite" of personal health offerings assessing critical health components. These care packages, or what we call "experiences," are built to find and fix specific health issues like vitamin deficiencies, food allergies and risks for chronic disease. The consumer can select from any one of these experiences to participate in lab testing, personal trending and education and an opportunity to utilize cutting-edge nutrition, supplementation and topical preparations with never before seen success in health measures.
- ***Autism Health Services*** - The StepOne Personal Health autism program was born out of this significantly underserved market. There is a compelling argument for improved testing, education and direction for the parents of autistic children, delivering services in a compassionate and responsible manner.
- ***Anemia Experience*** – Anemia, a condition in which the body does not have enough healthy red blood cells to adequately deliver oxygen to human tissues. Anemia invokes exhaustion and a general lack of physical and mental energy. There are a variety of anemia types each having its own cause. Anemia can be temporary or long term, and it can range from mild to severe. Our general health screen identifies lab

mood-enhancing and antidepressant effects and it helps to balance estrogen hormones relieving many women from the undesireable effects from PMS and menopause symptoms. Women who complain about anxiety and irritability often notice that a corrected balance of the ratio of progesterone and estrogen vastly reduces or eliminates these feelings. The consumer sends a saliva test on day(s) 14, 21, 28 of her cycle. The progesterone product is a topical preparation and the panel includes: Progesterone Saliva, Estradiol Saliva, General Health Screen, CBC, Urinalysis, Review with Expert and Progesterone cream. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal progesterone preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.

- ***Consumer Marketplace*** - A robust technological platform has been developed and deployed exclusively for StepOne Personal Health consumers allowing a first-ever integrated, comprehensive health experience. We refer to this interface as an online "***mall***" that aggregates all of our best-in-class goods and services including a "suite" of personal health offerings assessing critical health components. These care packages, or what we call "experiences," are built to find and fix specific health issues like vitamin deficiencies, food allergies and risks for chronic disease. The consumer can select from any one of these experiences to participate in lab testing, personal trending and education and an opportunity to utilize cutting-edge nutrition, supplementation and topical preparations with never before seen success in health measures.
- ***Autism Health Services*** - The StepOne Personal Health autism program was born out of this significantly underserved market. There is a compelling argument for improved testing, education and direction for the parents of autistic children, delivering services in a compassionate and responsible manner.
- ***Anemia Experience*** – Anemia, a condition in which the body does not have enough healthy red blood cells to adequately deliver oxygen to human tissues. Anemia invokes exhaustion and a general lack of physical and mental energy. There are a variety of anemia types each having its own cause. Anemia can be temporary or long term, and it can range from mild to severe. Our general health screen identifies lab

into exchanges in multiple states.

C. Reseller Channel (RSL)

- ***Genetic Testing*** - StepOne Personal Health is a preferred provider and strategic partner to SmartDNA, a genetics research and testing specialist out of Melbourne Australia. StepOne Health believes the future demand in the pharmacogenetic testing space is in its infancy. Our partnership with SmartDNA provides the opportunity to participate in one of the most valuable and exciting new health services available to consumers world-wide, many which are currently clinically relevant and under-deployed.
- ***ProActive*** Health Education specializing in high-quality media and educational tools by America's top fitness trainers targeting, not only wellness programs, but specific disease management programs for issues such as diabetes and heart disease.
- ***Liposomal Vitamin C*** Scientific evidence clearly shows the use of High-Dose Vitamin C Therapy to be extremely successful in treating patients with various illnesses. At least 300 functions in the human body depend on adequate levels of Vitamin C, starting with the manufacture of collagen, a protein substance found in skin, ligaments, bones, and many other body tissues. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal vitamin C preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.
- ***AliveCor*** delivers the first of its kind portable handheld ECG machine that works with today's iPhone or Android devices. AliveCor has been showcased at many health events, has been used in practice to recognize acute heart attacks and has been the feature subject of Emmy Award winning CNN health correspondent Sanjay Gupta, MD's health technology program. Celebrity cardiologist Eric Topol has used this handhelp device on more thast one occasion to identify an acute heart attack on a major airline, influencing an emergency landing to quickly get these people to first-responders.

D. Expert Review Channel (REV)

- **Expert Review Services** - StepOne Personal Health offers personal, private and confidential expert review services to accommodate the needs of the consumer on their schedule. While this review is not meant to be a substitutioin for the consumer's primary care visit with their healthcare provider, our seasoned and board certified practitioners can field specific or general health questions, help with identifing individual risk factors while helping to create a responsible action plan. This service is meant to complement the consumer's primary provider and provide a highly desired platform for information and idea exchange.

E. Enterprise Channel (ENT)

- **Enterprise** - StepOne Personal Health has employed the seasoned skills and expertise of Jeff Gary to deliver the same consumer centric model in a customized, employer benefits group offering, leveraging the financial and productivity return of a healthy and inspired workforce. StepOne Personal Health can help achieve employer health group goals by working with corporate benefits teams to identify risks, deliver preventive services and maximize the corporate healthcare spend.

F. Virtual Concierge Services (PRO)

- ***Provider and Concierge White-Label Services*** – One of the most exciting aspects of StepOne Personal Health's value proposition is to offer services that are complementary to the primary care services and the professional resources already existing in the consumer's environment. Independent physician group practices currently struggle to provide safe and comprehensive health services to their patients while still remaining profitable. It has become evident that the future of healthcare will rely on measurable patient outcomes as opposed to fee-for-service. With StepOne Health's white-label services and our unique virtual destination, physician groups and individual medical services providers can leverage StepOne Health's suite of online resources including integrated lab and diagnostic connections, health trackers, risk assessment modules and access to professional resources for new and unique consumer offerings. To effectively share information and make prositive differences in consumer health requires an exchange of information and a cooperating partnership with a variety of health professionals. StepOne Health accommodates this bi-directional relationship with cooperating partners wishing to serve their patient base in a truly comprehensive manner.

In addition to the channels identified above, StepOne Personal Health is continually developing new products and services that provide additional added value. The year 2014 will see the roll-out of compelling new products including a

Women's Health program addressing female hormone management, Men's Health as it relates to testosterone and it's role in healthy aging, designer supplements that encourage maximum tissue absorption and additional strategic partnerships, especially in the area of corporate and consumer services.

Distinctive Competencies

StepOne Personal Health takes pride in being the first to deliver a truly integrated and comprehensive offering that provides longitudinal support to each and every consumer. StepOne Personal Health accomplishes this by placing the consumer at the center of their health experience. A consumer centric model allows for a personally relevant approach to product and service selection. All StepOne Personal Health team members are located in the continental United States and work as a team under general guidelines, allowing our health providers to autonomously educate consumers based on their specific expertise and the specific consumer goal.

Statement Regarding the Internal Controls Surrounding the Operating Process

Within this document, StepOne Personal Health has identified and made best efforts to ensure complete, unambiguous representations and, under the SEC rules, a safe-harbor provision should be emphasized as StepOne Personal Health has made these business and financial projections and forecasts in good faith and represent our approach to asset utilization, business operations and controls simply as follows:

We are committed to operating under an environment whereby maximum stakeholder value is achieved and key investors are maximally protected wile delivering the best possible experience to our consumers in a safe and efficient manner. StepOne Personal Health is committed to act as a fiduciary for all investment partners and works continually under the provisions of Safe Harbor Statutes.

Recognizing this business imperative is crucial to our growth and ultimate success of this new model. To achieve this goal, StepOne Personal Health has identified a snapshot of our **functional business areas**:

1. **Business Development and Sales** - StepOne Personal Health BD is overseen by our Chief Executive Officer, Craig Brandman, MD and executed by Jeff Gary, the SVP of Business Development. Sales revenue is derived through a combination of online direct-to-consumer products and services as well as corporate employee assistance contracts that deliver to the core business pipeline as well as repeat consumers who are fully engaged with the

platform. Particular attention is paid to maintaining SLAs (service level agreements) to our customers and enterprise clients. While Craig assumes overall responsibility for the sales and BD efforts, he is assisted by his team of medical providers, and subject matter experts to help educate and assist clients and consumers on the ground level. Under this model, consumer liaisons can help with guidance, suggesting further products and services to create value for our clients.

2. **Marketing, Communications and Social Messaging** - Another of StepOne Health's core competencies is our unique position in the area of marketing and communications. StepOne Personal Health engages with social and marketing experts to accommodate the broadest reach of likely target consumers with the most succinct message for maximum draw. Bi-weekly meetings ensure that our message is direct, timely and relevant, possesses a strong social presence and is actionable. We have found through our strategic communications relationships that all current successful marketing/communications initiatives largely depend on the ability of an organization to position its marketing and communications programs squarely within a social context, thereby maximizing the appreciation within our market recognizing current attitudes, news and trends.
3. **Product and Service Delivery** - StepOne Personal Health leverages robust health information and data warehousing with a simple and elegant front-end to provide an intuitive, easy-to-use portal as an effective tool in consumer engagement. David Clymer, SVP of Strategic Initiatives and StepOne Personal Health Partner has developed innovative approaches to health information collection, delivery and storage that has dramatically lowered health costs and given consumers direct access to the same health information once only available to doctors and insurance companies. Leveraging more than 22 years of laboratory services experience, David created one of the first "direct to consumer" lab services in the country that is an integral resource to the StepOne Personal Health value proposition. StepOne Personal Health has also committed to the development of a domestic call center and fulfillment capability as we see these functions as a core competency, assuring top level service delivery and an additioinal means for revenue generation.
4. **Business Operations and Audit** - StepOne Personal Health employs tight internal controls to ensure our product and services are delivered continually and on-demand at a competitive price. Additionally, all operations must be maintained under an environment of strict privacy protecting consumer specific health information while effectively and efficiently ensuring the maintenance and dissemination of claims data to insurance companies and cooperating health partners. Edwina Rains, Director of Client Services is a committed practice administrator with extensive experience in medical oncology and hematology practices with deep subject matter knowledge in

affecting tight information exchange with the insurance clearinghouse and third-party administrators.

5. **Finance and Accounting** – Our finance and accounting group ensures proper GAAP procedures are followed under a typical healthcare reimbursement environment.
6. **Planning and Analysis** - Our senior management team is continually soliciting business process improvement from all levels and functional members of our team. We've found that soliciting feedback from our internal team as well as responding to market and consumer demands allows us to ensure that strategic initiatives closely align with our mission, vision and values. Additionally, the analytical function assures the proper appraisal of past results and their importance in future strategic planning.

ADDITIONAL NOTES TO THE COMPANY'S BUSINESS PLAN AND OPERATIONS:

The Company's current operations involve selling products and services on a limited basis within the current market. Current operations suggest an ARPU (Average Revenue Per User) of approximately $270.07. Under a fully capitalized environment with an expected upswing in volume, the Company is anticipating ARPU at approximately $184.06, $203.10 and $200.75 respectively for three years looking forward. Variability in ARPU is related to changes in the future product mix as well as returning customer habits.

Through the Company's current social messaging and marketing efforts, the average health consumer (user) would access the platform / site as any online consumer would .The suite of products and services is available and eligible for insurance reimbursement in some cases. All disclosures are made evident to the user and the flow of funds goes directly from the consumer to the Company.

The Company maintains an active relationship with MyMedLab under cost-plus purchasing. In general, the extended cost to the Company is $20 under the retail price to the consumer. Receipts are split at the transaction level for cash payers and upon receipt of 3rd party payment receipt. The contract with Assurant is a FIVE year agreement to provide backend fulfillment for health and diagnostic services and is automatically renewable thereafter. The Company will recognize $45 per unit of service with Assurant on our co-branded health/diagnostic services to be sold in retail and drugstore locations.

Company Milestones:

- **October 2013** – The Company entered into a preferred partner agreement with 23andme.com
- **November 2013** – The Company completed the first release of its online consumer destination, www.steponehealth.com with successful user acceptance testing.
- **December 2013** – The StepOne Personal Health experience of extended products and services rolls-out to a targeted peer focus group with positive overall feedback on functionality and service level.
- **January 2014** – The Company publically launches its online consumer destination at the Digital Health Forum within the Consumer Electronics Show (CES). A PR Newswire introduces StepOne Personal Health with favorable reviews.
- **March 2014** – The pre-production release of the StepOne Health retail online shopping mall, representing "best in class" health and consumer wellness products is launched. The production release with new enhancements was launched in July and new products and services are continually added as an enhancement to the already fully integrated personal and private consumer centric health record.

B. Exit Strategies:

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition by another Company

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $2,100,000

Company Structure

- Private early stage Medical Technology Company.
- Delaware Stock Corporation (Formed May of 2010).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TWENTY-ONE THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One Hundred Common Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 21,400 9% Convertible Preferred Stock Units at a price of $250.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Online Medical Technology Business. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,000,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

o Company Founders & Current Shareholders	0%
o New Shareholders	100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

o Company Founders & Current Shareholders	100%
o New Shareholders	0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 8,400 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
    - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
        - YEAR 2: (Shareholder Conversion Option)
            - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
            - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
        - YEAR 3: (Shareholder Conversion Option)
            - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
            - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
        - YEAR 4: (Optional Conversion Option)
            - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
            - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

P. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 20,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

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Q. TERSM AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in StepOne Personal Health, Inc.

The Company — StepOne Personal Health, Inc. is a Delaware Stock Corporation.

Company Managers — Biographies of all Managers can be found starting on Page <u>50</u> of this Offering.

Minimum Capital Commitment — Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

The Offering — The Company is seeking capital commitments of $2,100,000 from Investors. The securities being offered hereby consists of up to 21,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion — All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the

Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Offering The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 20,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

Board of Directors All Classes of Preferred Stock shall elect TWO of FIVE Seats of the Company's Board of Directors

Voting Rights Preferred Stock has NO VOTING RIGHTS

Distributions The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 509 South Wall Avenue, Joplin, Missouri 64801. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

<u>**Name**</u>	<u>**Position**</u>
Mr. Craig Brandman, MD	Chief Executive Officer & Chief Financial Officer Chairman of the Board of Directors

Dr. Brandman is a UCLA trained cardiologist. After practicing in the San Francisco Bay Area for many years, Dr. Brandman became a successful entrepreneur in and out of the healthcare industry. For more than 20 years, Craig has brought his comprehensive knowledge of the business of medicine, the clinical requirements of daily practice, and the benefits of technology to health care organizations. Craig was co-founder and CEO of MEDILINQ in addition to creating two other companies including LawPlus, which provided communications solutions to the legal community; and GryphonCA, which provided secure communications solutions to the health care and legal services industries. Before developing these successful companies, Craig was Managing Partner responsible for all clinical services and initiatives for a $65 million physician-management services organization. He has first-hand knowledge of medical transcription, and has harvested its benefits to produce cost-savings for several organizations. Craig received his MD from the SUNY-Downstate Medical Center in New York, and his postgraduate training in Cardiology at the Harbor General Campus of UCLA Medical Center in Los Angeles. Craig is also our Chief Medical Officer and oversees all medical policy and review as well as the oversight of our medical professionals.

Mr. David Clymer	***Senior Vice President of Strategic Initiatives*** ***Member of the Company's Board of Directors***

David began his career as a regional lab provider in Missouri in 1993. David created MyMedLab, allowing consumers to make informed health care choices for themselves and their families. In 2004 industry leading health providers and the power of the internet took MyMedLab nationwide to becaome one of the first direct-to-consumer lab services in the nation. David still maintains his capacity as CEO of MyMedLab and supplies a critical back-end function and a valuable strategic partnership. David graduated from Southeast Missouri State University.

Mr. Ferris Taylor	***Affordable Care Strategic Liaison*** ***Member of the Company's Board of Directors***

Ferris is currently the Vice President of Strategy and Planning for Arches Health Plan, a nonprofit health insurance company and CO-OP owned solely by its members for the purpose of participation under the Affordable Care Act. Taylor has more than 30 years of experience in health care, technology and consulting services. Ferris is responsible for StepOne Personal Health strategic planning as it relates to the new legislation under the Affordable Care Act. Taylor founded Pragmatic Health Care Solutions, a health care strategy and marketing consulting firm and from 2003 to 2008, Taylor was vice president of strategic marketing and payer market strategy for Ingenix (now Optum),one of the industry's largest health information technology companies and part of UnitedHealth Group. Additionally, Taylor has also served as the marketing and information services executive for Harvard Community Health Plan, now HPHC and as vice president of marketing and planning for North Shore Medical Center in Salem, Mass, the six community hospital system of Partners Healthcare. A graduate of Brigham Young University in nuclear physics with a minor in Spanish, Taylor holds an MBA with an emphasis in finance and quantitative economics. He is also a graduate of the GHAA/AHIP Executive Program in Managed Care from the University of Missouri.

Mr. Brett Trusko ***Strategic Advisor***

Brett is the Executive Director of the Texas Institute for Smart Health at Baylor College of Medicine in Houston, Texas. He spends his time finding ways to use innovation and technology to streamline the healthcare experience. He understands health at the level of the data. More. Brett's passion is uncovering the patterns in data that can connect the pieces together. His field of informatics is driving a health revolution by letting real people track changes in their health over a lifetime.

Mr. Jeff Gary ***Senior Vice President of Business Development***

Jeff is a senior healthcare executive with over 20 years of experience in the health care industry. Jeff was the founder and principal owner of Stratabex LLC, a healthcare business development and consulting firm focused on innovation, quality, and revenue growth and trend mitigation solutions. Jeff is instrumental in developing pipeline strategies in the enterprise arena with medium to large employer groups. Jeff specializes in working with large self-insured employer groups as they are uniquely positioned to take advantage of the StepOne Personal Health service offerings outside the traditional fee-for-service delivery model.

Ms.Gregg Hill ***Director of Clinical Services***

Gregg is a business and healthcare professional with more than 25 years of experience in business process development, patient care and health organization creation. Prior to his role at StepOne Health, Gregg was one of the founding members, practicing physician assistant and analytics lead for Crossover Health, developing and launching workplace health centers and systems for Apple Computer, Facebook and Applied Materials in the Silicon Valley area. Gregg has specific expertise in EMR migration technologies including training and development for Kaiser Permenante's Health Connect system born in 2007. Gregg has additional deep knowledge in emerging market business systems as a consulting manager for Accenture in Houston, providing client financial due diligence pursuant to Accenture's IPO in 2002. Gregg currently holds his board certification as a Physician Assistant, and is the director for StepOne Health's clinical development standards, consumer messaging, clinical staffing and management of a team of professionals, executing virtual consumer health and wellness services.

Ms.Cheryl Lawson ***Director of Social Marketing***

Cheryl Lawson brings corporate marketing, entrepreneurial acumen and deep social media marketing and public relations expertise to StepOne Health. Cheryl has been a member of the StepOne Health team since it's inception and will join the company as Director of Communications in 2014. As Communications Director, Cheryl leads the company's PR, social media marketing, and community management initiatives. In addition, she is responsible for developing the company's media and blogger outreach efforts. Before joining StepOne Health, Cheryl served as marketing manager for Fleetwood Enterprises. As marketing manager, Cheryl was in charge of creating the RV division's digital content. Before Fleetwood, Cheryl was a District Manager for General Motors' Pontiac Division. During her ten-year career with GM, Cheryl led corporate to dealer communications in several major markets. Cheryl is the founder of social marketing firm Party Aficionado, LLC where she helps small businesses create social marketing strategies and PR plans. In 2010, Cheryl founded Social Media Tulsa a group that has now become the area's most active social media community. At Social Media Tulsa, Cheryl uses social media, conferences, meetups, and tweetups to connect the areas bloggers, and digital marketing enthusiasts with thought leaders and technology companies from around the globe. Cheryl is a believer in personalized health and advocates for more consumer-focused discussions online and during conferences. Cheryl holds a BA from Southern University in Baton Rouge and a MBA from Nova Southeastern University. She is a marketing course developer for the University of California's Extension Center where she created the course curriculum for the programs social media marketing course among others. Cheryl continues to serve as adjunct professor at UCR.

Ms.Edwina Raines ***Director of Provider Relations***

Edwina is a committed practice administrator with extensive experience in medical oncology and hematology practices with deep subject matter knowledge in affecting tight information exchange with the insurance clearinghouse and third-party administrators. Edwina has developed the StepOne Personal Health process for client billing and assurance that all consumers enjoy the highest level in client satisfaction.

Mr. Steven J. Muehler ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees*. All Members of StepOne Personal Health, Inc. as listed above, except for Mr. Muehler, are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of StepOne Personal Health, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. None

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

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ITEM 9. EXECUTIVE COMPENSATION.

In October of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of StepOne Personal Health, Inc. will be entitled to receive an annual salary of:

Mr. Craig Brandman, Chief Executive Officer & Chief Financial Officer	$108,000
Mr. Jeff Gary, Senior Vice President of Business Development	$80,000
Ms. Chelia Potts Laurance, Director of Operations	$65,000
Mr.Gregg Hill, Director of Clinical Services	$80,000
Ms. Edwina Raines, Director of Provider Relations	$65,000

NOTE: No compensation has been accrued nor will any compensation be accrued or paid until the Company has satisfactorily raised the minimum capital within the terms of this Regulation A Offering. The Company's Executive Management and extended team have elected to have all salaries deferred and not-accrued to this Offering. Therefore, the Company does not intend to distribute any funds related to past performance.

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

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ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. David Clymer Senior Vice President 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 25,000 Shares (25%) Preferred Stock: No Shares	Common Stock: 25,000 Shares (25%) Preferred Stock: No Shares
Mr. Craig Brandman Chief Executive Officer & CEO 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 26,500 Shares (26.5%) Preferred Stock: No Shares	Common Stock: 26,500 Shares (26.5%) Preferred Stock: No Shares
Mr. Steven Thomas Shareholder 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 12,500 Shares (12.5%) Preferred Stock: No Shares	Common Stock: 12,500 Shares (12.5%) Preferred Stock: No Shares
Mr. Ferris Taylor Affordable Care Liaison 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares
Ms. Chelia Potts Director of Operations 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares
Mr. Jeff Gray Senior Vice President 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares
Ms. Edwina Rains Director of Provider Relations 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares
Mr.Greg Hill Director of Clinical Services 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares
Mr. James Cunningham Shareholder 509 South Wall Avenue	Common Stock: 2,500 Shares (2.5%) Preferred Stock: No Shares	Common Stock: 2,500 Shares (2.5%) Preferred Stock: No Shares

Joplin, Missouri 64801		
Alternative Securities Markets Group Advisor / Shareholder 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) are Mr. David Clymer, a member of the Company's Board of Directors and Mr. Craig Brandman, the Company's Chief Executive Officer together own the majority of the issued and outstanding controlling Stock Units of StepOne Personal Health, Inc. Consequently these shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. David Clymer & Mr. Craig Brandman will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of TWENTY-ONE THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $2,100,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

  - <u>YEAR 2</u>: (Shareholder Conversion Option)

    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - <u>YEAR 3</u>: (Shareholder Conversion Option)

    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - <u>YEAR 4</u>: (Optional Conversion Option)

    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price ***minus 15%*** of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of October 1st, 2014 – 100,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of October 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TWENTY-ONE THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities*. None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of October 1st, 2014, there were 100,000 shares of our Common Stock outstanding, which were held of record by approximately 10 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of October 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

"Un-Audited"

Balance Sheet - 6/30/2014	60
Statement of Revenue and Expense - 4/1/2014 to 6/30/2014	61
Statement of Shareholder Equity - 4/1/2014 to 6/30/2014	62
Cash Flow Statement - 4/1/2014 to 6/30/2014	63
Balance Sheet – 3/31/2014	64
Statement of Revenue and Expense – 1/1/2014 to 3/31/2014	65
Statement of Shareholder Equity – 1/1/2014 to 3/31/2014	66
Cash Flow Statement – 1/1/2014 to 3/31/2014	67
2013 Balance Sheet	68
2013 Statement of Revenue and Expense	69
2013 Statement of Shareholder Equity	70
2013 Cash Flow Statement	71
2012 Balance Sheet	72
2012 Statement of Revenue and Expense	73
2012 Statement of Shareholder Equity	74
2012 Cash Flow Statement	75

StepOne Personal Health
BALANCE SHEET (Unaudited)
6/30/2014

ASSETS

Cash	$	35,950
Accounts receivable		-
Pre-paid expenses		-
Deposits		-
Other Technology Investment		350,000
Total assets	$	385,950

LIABILITIES AND OWNERS' EQUITY

Accounts payable	$	-
Other		-
Total Liabilities		-
Owner's equity:		
Paid in capital / retained earnings	$	385,950
Total liabilities and owners' equity	$	385,950

I certify these financial statements to be true and acurate

Name: Craig Brandman
Title: CEO

StepOne Personal Health

STATEMENT OF REVENUE AND EXPENSES (Unaudited)

For the period of For the period of April 1 through June 30, 2014

REVENUE		
Sales	$	3,450
EXPENSES		
Salaries & Wages	$	-
General and Administrative		-
Technology Expense		-
Travel and Entertainment		-
Legal		-
Net Income (Loss)	$	3,450

I certify these financial statements to be true and acurate

____

Name: Craig Brandman
Title: CEO

StepOne Personal Health
STATEMENT OF OWNERS' EQUITY (Unaudited)
For the period of For the period of April 1 through June 30, 2014

Capital Contributions	$	382,500
Net Income (Loss)	$	3,450
Balance, June 30, 2014	$	385,950

I certify these financial statements to be true and acurate

____
Name: Craig Brandman
Title: CEO

StepOne Personal Health

STATEMENT OF CASH FLOWS (Unaudited)

For the period of For the period of April 1 through June 30, 2014

Cash flows from operating activities		
Net income	$	3,450
Adjustments	$	-
Changes in assets and liabilities		
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Due to affiliates	$	-
Net cash provided by operating activities	$	3,450
Cash flows from investing activities		
Technology in progress	$	-
Increase in deposits	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities	$	-
Contributions from members	$	-
Additions to deferred financing costs	$	-
Loans from owners'	$	-
Loan repayments to owners'	$	-
Net cash provided by financing activities	$	-
NET INCREASE (DECREASE) IN CASH	$	3,450
Cash, June 30, 2014	$	35,950

I certify these financial statements to be true and acurate

Name: Craig Brandman, CEO

StepOne Personal Health
BALANCE SHEET (Unaudited)
3/31/2014

ASSETS

Cash	$	32,500
Accounts receivable		-
Pre-paid expenses		-
Deposits		-
Other Technology Investment		350,000
Total assets	$	382,500

LIABILITIES AND OWNERS' EQUITY

Accounts payable	$	-
Other		-
Total Liabilities		-
Owner's equity:		
Paid in capital / retained earnings	$	382,500
Total liabilities and owners' equity	$	382,500

I certify these financial statements to be true and acurate

Name: Craig Brandman
Title: CEO

StepOne Personal Health

STATEMENT OF REVENUE AND EXPENSES (Unaudited)

For the period of January 2014 (inception) through March 31, 2014

REVENUE		
Sales	$	20,000
EXPENSES		
Salaries & Wages	$	-
General and Administrative		-
Technology Expense		-
Travel and Entertainment		-
Legal		-
Net Income (Loss)	$	20,000

I certify these financial statements to be true and acurate

____

Name: Craig Brandman
Title: CEO

StepOne Personal Health
STATEMENT OF OWNERS' EQUITY (Unaudited)
For the period of January 2014 (inception) through March 31, 2014

Capital Contributions	$	362,500
Net Income (Loss)	$	20,000
Balance, March 31, 2014	$	382,500

I certify these financial statements to be true and acurate

Name: Craig Brandman
Title: CEO

StepOne Personal Health
STATEMENT OF CASH FLOWS (Unaudited)
For the period of January 2014 (inception) through March 31, 2014

Cash flows from operating activities		
Net income	$	20,000
Adjustments	$	-
Changes in assets and liabilities		
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Due to affiliates	$	-
Net cash provided by operating activities	$	20,000
Cash flows from investing activities		
Technology in progress	$	-
Increase in deposits	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities	$	-
Contributions from members	$	-
Additions to deferred financing costs	$	-
Loans from owners'	$	-
Loan repayments to owners'	$	-
Net cash provided by financing activities	$	-
NET INCREASE (DECREASE) IN CASH	$	20,000
Cash, March 31, 2014	$	32,500

I certify these financial statements to be true and acurate

____

Name: Craig Brandman, CEO

StepOne Personal Health
BALANCE SHEET (Unaudited)
12/31/2013

ASSETS

Cash	$	12,500
Accounts receivable		-
Pre-paid expenses		-
Deposits		-
Other Technology Investment		350,000
Total assets	$	362,500

LIABILITIES AND OWNERS' EQUITY

Accounts payable	$	-
Other		-
Total Liabilities		-
Owner's equity:		
Paid in capital / retained earnings	$	362,500
Total liabilities and owners' equity	$	362,500

I certify these financial statements to be true and acurate

____

Name: Craig Brandman
Title: CEO

StepOne Personal Health
STATEMENT OF REVENUE AND EXPENSES (Unaudited)
For the period of January 2013 through December 31, 2013

REVENUE		
Sales	$	-
EXPENSES		
Salaries & Wages	$	-
General and Administrative		-
Technology Expense		-
Travel and Entertainment		-
Legal		-
Net Income (Loss)	$	-

I certify these financial statements to be true and acurate

____
Name: Craig Brandman
Title: CEO

StepOne Personal Health
STATEMENT OF OWNERS' EQUITY (Unaudited)
For the period of January 2013 through December 31, 2013

Capital Contributions	$	362,500
Net Income (Loss)	$	-
Balance, December 31, 2013	$	362,500

I certify these financial statements to be true and acurate

____

Name: Craig Brandman
Title: CEO

StepOne Personal Health
STATEMENT OF CASH FLOWS (Unaudited)
For the period of January 2013 through December 31, 2013

Cash flows from operating activities		
Net income	$	-
Adjustments	$	-
Changes in assets and liabilities		
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Due to affiliates	$	-
Net cash provided by operating activities	$	-
Cash flows from investing activities		
Technology in progress	$	(300,000)
Increase in deposits	$	-
Net cash used in investing activities	$	(300,000)
Cash flows from financing activities	$	-
Contributions from members	$	300,000
Additions to deferred financing costs	$	-
Loans from owners'	$	-
Loan repayments to owners'	$	-
Net cash provided by financing activities	$	300,000
NET INCREASE (DECREASE) IN CASH	$	-
Cash, December 31, 2013	$	12,500

I certify these financial statements to be true and acurate

____

Name: Craig Brandman, CEO

StepOne Personal Health
BALANCE SHEET (Unaudited)
12/31/2012

ASSETS

Cash	$	12,500
Accounts receivable		-
Pre-paid expenses		-
Deposits		-
Other Technology Investment		50,000
Total assets	$	62,500

LIABILITIES AND OWNERS' EQUITY

Accounts payable	$	-
Other		-
Total Liabilities		-
Owner's equity:		
Paid in capital / retained earnings	$	62,500
Total liabilities and owners' equity	$	62,500

I certify these financial statements to be true and acurate

Name: Craig Brandman
Title: CEO

StepOne Personal Health
STATEMENT OF REVENUE AND EXPENSES (Unaudited)
For the period of January 2012 through December 31, 2012

REVENUE		
Sales	$	-
EXPENSES		
Salaries & Wages	$	-
General and Administrative		-
Technology Expense		-
Travel and Entertainment		-
Legal		-
Net Income (Loss)	$	-

I certify these financial statements to be true and acurate

____

Name: Craig Brandman
Title: CEO

StepOne Personal Health
STATEMENT OF OWNERS' EQUITY (Unaudited)
For the period of January 2012 through December 31, 2012

Capital Contributions	$	62,500
Net Income (Loss)	$	-
Balance, December 31, 2012	$	62,500

I certify these financial statements to be true and acurate

____
Name: Craig Brandman
Title: CEO

StepOne Personal Health
STATEMENT OF CASH FLOWS (Unaudited)
For the period of January 2012 through December 31, 2012

Cash flows from operating activities		
Net income	$	-
Adjustments	$	-
Changes in assets and liabilities		
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Due to affiliates	$	-
Net cash provided by operating activities	$	-
Cash flows from investing activities		
Technology in progress	$	(50,000)
Increase in deposits	$	-
Net cash used in investing activities	$	(50,000)
Cash flows from financing activities	$	-
Contributions from members	$	62,500
Additions to deferred financing costs	$	-
Loans from owners'	$	-
Loan repayments to owners'	$	-
Net cash provided by financing activities	$	62,500
NET INCREASE (DECREASE) IN CASH	$	12,500
Cash, December 31, 2012	$	12,500

I certify these financial statements to be true and acurate

____

Name: Craig Brandman, CEO

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

StepOne Personal Health, Inc.

By: Mr. Craig Brandman

By: ______________________

Name: Mr. Craig Brandman
Title: Chief Executive Officer & Chief Financial Officer
Senior Shareholder (26.5% of issued and outstanding Common Shares)

By: Mr. David Clymer

By: ______________________

Name: Mr. David Clymer
Title: Advisor & Senior Shareholder (25% of issued & outstanding Common Shares)

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: ______________________

Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement
Minority Shareholder (5% of issued and outstanding Common Shares)

Signature Certificate

Document Reference: 2CZ7IIJZP3WKRWYLCKLCC9

RightSignature
Easy Online Document Signing

drbrandmansteponehealth.com
Party ID: X4J6JFIYE5A2LA6HJUP2YN
IP Address: 108.200.136.152
VERIFIED EMAIL: drbrandman@steponehealth.com

Electronic Signature

Multi-Factor
Digital Fingerprint Checksum 31d30d3516d86428ac6347fdd88fca5b6044c15b

Alternative Securities Markets Group
Party ID: SVT8NVJ5E5RIAMXWI359PM
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature

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Digital Fingerprint Checksum c03d4ac2e8358784e04bfaae00b1d49717514ebc

Timestamp	Audit
2014-10-05 22:29:04 -0700	All parties have signed document. Signed copies sent to: drbrandmansteponehealth.com and Alternative Securities Markets Group.
2014-10-05 22:29:04 -0700	Document signed by drbrandmansteponehealth.com (drbrandman@steponehealth.com) with drawn signature. - 108.200.136.152
2014-10-05 22:27:27 -0700	Document viewed by drbrandmansteponehealth.com (drbrandman@steponehealth.com). - 108.200.136.152
2014-10-05 14:57:36 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-10-05 14:57:00 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-10-05 14:57:00 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

PART III – EXHIBITS

• EXHIBIT A: Subscription Agreement	7 PAGES
• EXHIBIT B: ASMG Market Listing Agreement	13 PAGES
• EXHIBIT C: Investor Suitability Questionnaire	39 PAGES
• EXHIBIT D: ASMG Website Listing	5 PAGES
• EXHIBIT E: SteveMuehler.com Mention	2 PAGES
• EXHIBIT F: ASMG FINRA Registration	17 PAGES
• EXHIBIT G: Articles of Incorporation & Conversion	To Be Filed Later
• EXHIBIT H: Company Bylaws	To Be Filed Later
• EXHBIT I: Legal Opinion Letter	To Be Filed Later

StepOne Personal Health, Inc.

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Company Direct: (650) 529-0801

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 21,100

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the **StepOne Personal Health, Inc.** Offering Circular dated October 6th, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "**StepOne Personal Health, Inc**." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by **StepOne Personal Health, Inc**. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that **StepOne Personal Health, Inc.** Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of **StepOne Personal Health, Inc**, with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $___________________).

Made ________________________________, by and between **StepOne Personal Health, Inc.**, a Delaware Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to TWENTY-ONE THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **StepOne Personal Health, Inc., C/O: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **StepOne Personal Health, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

Company Convertible Securities: All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted

average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 3</u>: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 4</u>: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)

- *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

5 **<u>Notices.</u>** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **StepOne Personal Health, Inc.**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Delaware, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- To be completed through NASAA Coordinate Review, Submission, Qualification and Registration

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

StepOne Personal Health, Inc.

By: ____

Mr. Craig Brandman, MD, Chief Executive Officer

PURCHASER:

____

Signature of Purchaser

____

Alternative Securities Market Investment Account Number

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
LISTING OF DIRECT PUBLIC OFFERING AGREEMENT:

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between ASMG and the COMPANY, as identified below.

The Company's eligibility to list securities on the Alternative Securities Markets Group Corporation's Primary and Secondary Private Alternative Securities Market at http://www.AlternativeSecuritiesMarket.com is more fully defined in, and is governed by, the ASMG Listing & Direct Public Offering Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Securities Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.AlternativeSecuritiesMarket.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

ASM MARKET	Initials	Date
ASM VENTURE MARKET		
ASM MAIN MARKET	X CB	X 10/06/14
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

All notices and other communications (except for invoices) are required to be given in writing under the Agreement shall be delivered to the address identified in the subsection (a) and (b) below and shall be deemed and have been duly provided (i) at the time of delivery, if sent by certified mail, return receipt requested, or any other delivery method that actually obtains a signed delivery receipt, to the following address or to such other address as any party hereto shall hereafter specify by prior written notice to the other party or parties below, or (ii) upon posting the notice or other communication on http://www.AlternativeSecuritiesMarket.com, or on any successor sites. If an email address is provided, ASMG may, in lieu of the above, give notice to or communicate with the Company by email addressed to the Persons identified in subsection (b) or to such other email address or Persons as the Company shall hereafter specify by prior written notice. The Company agrees that any receipt received by ASMG from the Company's service provider or Internet computer server indicating that the email was received at the address provided by the Company shall be deemed proof that the Company received the message.

(a) If to ASM Group,

Alternative Securities Markets Group Corporation
Attn: Legal Dept
4050 Glencoe Avenue
Marina Del Rey, California 90292
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

(b) If to the Company,

Contact Name: Craig Brandman
Title: President and CEO
Address: 99 Stonegate Rd Portola Valley CA 94028
Telephone: 650-454-0865
Email: drbrandman@steponehealth.com

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Terms of "Direct Public Offering :

Total amount of Investment Capital to be Raised Through an Initial Public Offering on the Alternative Securities Market.
$2,100,000

Securities Type (Choose All that May Apply):
Regulation D: (__)
Regulation A: (_X_)
Regulation S: (_X_)
Other (Intra-State Exempt Offering, SCORE, etc.): ____________________

Type of Direct Public Offering:
Common Stock: (__)
Preferred Stock: (X)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Other: ______________________________________

Company Agreed Reporting Requirements Post Capitalization:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
2. Copy of Final Business Plan / Private Placement Memorandum
3. Copy of the Articles of Incorporation
4. Details on Current Shareholders (Detail number of shares authorized, detailed number of shares issued and outstanding and who holds those shares).
5. BIOGRAPHIES of each Executive Member of the Company, NO RESUMES
6. Details on any issued options or warrants of the Company
7. Details on any debts of the Company
8. Details on all Permitting, Licensing or Regulatory Approvals Required for operation
9. Complete use of Funds Schedule
10. Company agrees to remove all CrowdFunding Listing within ten days of the acceptance of this agreement (*companies on the Alternative Securities Market will be undergoing a Public Initial Offering of Securities as a Public Reporting Company, for this simple reason we do not allow listed companies to participate with "CrowdFunding" as it may have a negative impact on both the company and the Alternative Securities Market*).

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
    - California
    - New York
    - Florida
    - Illinois
    - Texas
    - New Jersey
    - Pennsylvania
    - Nevada
    - Arizona
    - One more State as chosen by the Company
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements
- Publishing of a Secure Page for the online execution of a Subscription Agreement to be completed by a potential investor, and to be executed by two parties: (1) the potential investor, and (2) a member of the Company (none of which may be a member of the Alternative Securities Markets Group Corporation).

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
- SEC CIK Number Issuance - $0.00
- International Stock Identification Number: $500
- SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
- NASAA Coordinated Review Submission - $450 for NINE States
- State Registration and Filing Fees for Direct Initial Public Offering:
    - California: $200 plus 1/5 of 1% of the Offering
    - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
    - Florida: $1,000
    - Texas: $100 plus 1/10th of 1% of the Offering
    - New Jersey: $1,000
    - Pennsylvania: $500 Plus 1/20th of 1% of the Offering
    - Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
    - Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)
    - Other State Chosen by the Company: $200 to $2750

- All Above fees are to be fully recovered through the "Cost of Offering" portion of the Direct Public Offering.

Costs Associated with Public Listings and Public Offering:
Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

REGULATION A W/ REGULATION S SECURITIES OFFERING:

- $75 Per Month Public Reporting Fee (*first payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ*).
- BROKER DEALERS: The Alternative Securities Markets has a network of more than 250 Dealer Brokers. Company's entering into an agreement with a Broker Deal can expect to pay the Broker deal a commission ranging from 2% to more than 10%.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- MARKETING COSTS: Companies no securing a relationship with a Broker Deal can expect to pay in the range of 2-5% of Investor Proceeds in additional marketing and advertising costs to complete the Public Offering. None of these costs are paid to the Alternative Securities Markets Group Corporation, and the Alternative Securities Markets Group Corporation does not receive and "kickbacks", or any other form of compensation for any referrals it gives to marketing, PR or advertising firms.
- 03% of the Company's Current Issued and Outstanding Common Stock Shares to be escrowed with the Company's Legal Counsel in the name of "*Alternative Securities Markets Group*". The Shares of Escrowed Common Stock to be released to "*Alternative Securities Markets Group*" fully diluted at the following milestones:
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful qualification of the Company's Regulation A Registration Statement (for Companies listed on the ASM Venture or ASM Main Market) OR upon the filing of the SEC Form D and Completion of the Regulation D Offering for ASM Global Private Market Companies.
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 25% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 50% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 75% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 100% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

Additional Items:
Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

Termination:
This Agreement has been prepared in reliance upon the information reviewed in the Company's Business Plan by Alternative Securities Markets Group Corporation's due diligence analysts. Should Alternative Securities Markets Group Corporation determine, in good faith, that any such information is materially false, incorrect, incomplete or misleading, or financially unfeasible, Alternative Securities Markets Group Corporation reserves the right to withdraw this agreement, and immediately delist the company from the Alternative Securities Market. Should the Company Terminate this agreement within 265 days of the execution of this agreement, the Company agrees to the following:

1. It shall be responsible for any costs incurred in the Registration of the Company's Regulation A up to the date of termination, unless this agreement is terminated after the 265th day of the execution of this agreement, then the Company will no longer be responsible for any costs incurred in relation to the Company's Direct Public Offering.
2. Should the Company terminate this agreement :
    a. Within 53 days of the execution of this agreement, the Company agrees to release 100% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
    b. Within 106 days of the execution of this agreement, the Company agrees to release 80% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
    c. Within 159 days of the execution of this agreement, the Company agrees to release 60% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
    d. Within 212 days of the execution of this agreement, the Company agrees to release 40% of the escrowed securities to the "Alternative Securities Markets

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Group Corporation", or its successors or assigns, fully diluted within five business days.

e. Within 265 days of the execution of this agreement, the Company agrees to release 20% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.

f. After the 266th day of the execution of this agreement, there is no termination penalty for the termination of this agreement.

We look forward to partnering with you on this business opportunity.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

COMPANY

Company Name: StepOne Health

Company Address: 99 Stonegate Rd Portola Valley CA 94028

By (signature): Craig Brandman

Print Name: Craig Brandman

Title: President and CEO

Date: 10/06/2014

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION (If accepted):

By: [signature]

Name: Mr. Steven Joseph Muehler

Title: Founder and Chief Executive Officer

Date: 10/06/2014

Signature Certificate

Document Reference: P2S7I9JXX5WISBYDE4G9SN

RightSignature
Easy Online Document Signing



drbrandmansteponehealth.com
Party ID: Y6AD97I4LL6Z8A468JVJTK
IP Address: 166.170.39.13
VERIFIED EMAIL: drbrandman@steponehealth.com

Electronic Signature



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Digital Fingerprint Checksum ad0eb6d57bef041826e83f3ca4855b7004aec244



Alternative Securities Markets Group
Party ID: 5KMMF8IIUJJ84DFU9JSU9Z
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature



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Digital Fingerprint Checksum a5ab547cd550be154575c145a231ca4d0e937dcf

Timestamp	Audit
2014-10-06 13:29:27 -0700	All parties have signed document. Signed copies sent to: drbrandmansteponehealth.com and Alternative Securities Markets Group.
2014-10-06 13:29:26 -0700	Document signed by drbrandmansteponehealth.com (drbrandman@steponehealth.com) with drawn signature. - 108.194.197.123
2014-10-06 12:22:56 -0700	Document viewed by drbrandmansteponehealth.com (drbrandman@steponehealth.com). - 166.170.39.13
2014-10-06 11:46:06 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-10-06 11:45:45 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-10-06 11:45:45 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE AND AGREEMENT

(United States Citizen)

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

TABLE OF CONTENTS FOR THIS QUESTIONNAIRE AND AGREEMENT

Document Section Name:	Actions Performed:	Pages:
New Investor Questionnaire		
Part One: 11 Questions	Fill in the Blanks	03
Part Two: 15 Multiple Choice Question	Check the box that Applies	04
User Agreement	Read Only	10
Privacy Policy	Read Only	21
Investor Registration Agreement	Read only	25
Statement of Understanding of Securities Offered	Read Only	33
Issuers Obligations to Investors / Reporting Requirements	Read Only	39
Acknowledgement of Entire Agreement	Digital Signature	39

NEW INVESTOR QUESTIONNAIRE (*Individual Investors*):

PART ONE:

Thank you for singing up as an Individual Investor with Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. In order to provide you Investment Access to Issuers raising capital, we need to ask you a few questions. This will determine which companies you will have access to, as well as auto-populate this information into the subscription agreement of an investment when you are ready to Invest. Please complete the questions on page ONE, check the Box(es) that apply on pages 2-5 and electronically sign the last page of this Agreement.

Name: ____

Spouse Name (if applicable): ______________________________

Address: ____

Address Line 2 (if applicable): _____________________________

City: ____

State or Province: ___________________________________

Postal Code / Zip Code: _______________________________

Country: ____

Best Phone Number: _________________________________

Alternate Phone Number (not required): ___________________

Email Address: ______________________________________

Check One (cont.):

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

PART TWO:

Investor Suitability Questionnaire:

1. ***Income Tax Bracket:***
   (__) 15% or less

   (__) 15-27%

   (__) 28% or more

2. ***When do you expect to need the funds from your Investments:***
   (__) Less than one year

   (__) 1-3 years

   (__) 3-5 years

   (__) 6-10 years

   (__) 11+ years

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

3. ***Net Worth (excluding your home):***
   (__) $1 to $5,000

   (__) $5,001 to $10,000

   (__) $10,001 to $50,000

   (__) $50,000 to $100,000

   (__) $100,001 to $500,000

   (__) $500,001 to $999,999

   (__) $1,000,000 to $5,000,000

   (__) Greater than $5M

4. ***Annual Income:***
   (__) Less than $15,000

   (__) $15,001 to $25,000

   (__) $25,001 to $50,000

   (__) $50,001 to $100,000

   (__) $100,001 to $150,000

   (__) $150,000 to $199,000

   (__) $200,000 to $300,000

   (__) More than $300,000

5. *Household Income:*

(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. *Past Private Equity or Private Debt Investments:*

(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

7. ***Employment Status:***
(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***
(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. ***Annual Expenses:***
(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

13. ***Are you or any of your immediate family employed by or associated with the Securities Industry?***

    (__) YES

    (__) NO

14. ***Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?***

    (__) YES

    (__) NO

15. ***Notify me of new investments as they are added to: (www.AlternativeSecuritiesMarket.com).***

    (__) YES

    (__) NO

In the next 1-24 hours we will review your questionnaire. As part of the approval process, an Operations Managers with Alternative Securities Markets Group may contact you to discuss the risks associated with investing in the securities offered by issuers on the Alternative Securities Market, and to answer any questions you may have about the Alternative Securities Market.

Once you are approved, we will email your Investor Designation and a link to your Private Online Alternative Securities Markets Group's Investment Account.

*** The Accuracy of your application is extremely important to us. In order that we may make a fair judgment on your financial background, the information you submit may be subject to verification.*

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

User Agreement for Alternative Securities Markets Group

Effective October 10th, 2014

Welcome to ***the Alternative Securities Market!*** This user agreement (this "Agreement") is a contract between you and **Alternative Securities Markets Group Corporation** and governs all transactions between you and **Alternative Securities Markets Group Corporation**, as well as your use of **Alternative Securities Markets Group Corporations's** Services (the "Services"). Before you complete your registration with **the Alternative Securities Market**, you must read and accept all of the terms and conditions in, and linked to, this Agreement, including the Privacy Policy.

1. **Alternative Securities Markets Group and your account.**

About Alternative Securities Markets Group:

- Alternative Securities Markets Group manages an electronic website at that allows you to make investments in small business, including start-ups. Issuers list securities at www.AlternativeSecuritiesMarket.com, and we enable you to place order for these securities, facilitate payment for them, and help you track your investment history. Your payments for securities will be deposited into a third-party escrow account for subsequent disbursement to the issuer of the securities, or deposited directly into the issuer's account, in accordance with the terms of the offering. **Alternative Securities Markets Group Corporatin does not hold funds or securities on the issuers or your behalf.**

- **About your Alternative Securities Markets Group Account:** When you register at www.AlternativeSecuritiesMarket.com, you create an account that allows you to interact with the website and the use of the Services. By creating this account, you represent that you are either: (i) an individual and wish to place orders on your own behalf; or (ii) an individual authorized to place orders on behalf of a corporation or other entity.

- **Eligibility:** To be eligible to use the Services, you must be 18 years old. Not all investment products and services referenced on www.AlternativeSecuritiesMarket.com are intended for every investor. Example, Regulation S Securities are only for non-residents of the United States and CA1001 Securities are only for Qualified Investors that are residents of the State of California. You agree to review the section "Types of Securities Offered on www.AlternativeSecuritiesMarket.com", and that you agree that you have all requisite authority to enter into and use the Services contemplated by this agreement. **This website will not be considered a solicitation for or offering of any security, investment product or service to any person in any jurisdiction where such solicitation or offering would be illegal.**

- **Your Information:** You agree that the information you provide during the www.AlternativeSecuritiesMarket.com process is current, accurate, truthful and complete, and you will regularly update this information to maintain its completeness and accuracy. You are responsible for maintaining the confidentiality of any account information that you use to access any feature on www.AlternativeSecuritiesMarket.com, and also for logging off of your account and any protected areas of www.AlternativeSecuritiesMarket.com. Further, you are fully responsible for all activities occurring under your account that result from your failure to use or maintain appropriate security measures. If you become aware

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

of any suspicious or unauthorized conduct concerning your account, you agree to contact LEGAL@ASMMARKETSGROUP.COM immediately. We will not be liable for any loss or damage arising from your failure to promptly notify us of such conduct.

- **Verification:** United States Federal Law requires financial institutions to obtain, verify and record information that identifies persons, entities or corporations seeking to open accounts with Alternative Securities Markets Group. You agree to provide Alternative Securities Markets Group with all required information or documentation that permits Alternative Securities Markets Group to verify your identity. Any required information you provide to Alternative Securities Markets Group may be subject to verification, including through the sharing of such information with third parties for this purpose. Your account may be rejected, restricted or closed if Alternative Securities Markets Group cannot verify required information.

- **Privacy:** To create your Alternative Securities Markets Group Account at www.AlternativeSecuritiesMarket.com, we may ask for certain information that allows us to comply with certain rules and regulations related to, among other things, suitability of investments and anti-money laundering. For a complete description of how we use and protect your personal information, see our Privacy Policy section of this agreement and at www.AlternativeSecuritiesMarket.com.

- **Closing Your Account:** You may ask Alternative Securities Markets Group to close your account by emailing LEGAL@ASMMARKETSGROUP.COM. Once your account is closed, your purchase confirmations remain available on the site for 60 days, and we will mail all required tax forms to the address on your account when they become available.

- **U.S. Economic Sanctions:** You represent that you, or the organization for which you are acting as an authorized person, have not been designated by the United States Department of Treasury's Office of Foreign Assets Control ("OFAC") as a Specially Designated National or Blocked Person, you have no reason to believe that you would be considered a Blocked Person by OFAC, and you do not reside in a restricted country. You also represent that, to the best of your knowledge, you are not employed by or acting as an agent of any government, government-controlled entity or Government Corporation restricted under OFAC. You understand that if your application violates OFAC guidelines, your account may be declined or restricted from certain activity.

- **Alternative Securities Markets Group's Relationship with Issuers:** Alternative Securities Markets Group is a Joint Venture and Minority Equity Shareholder of all Companies listed on www.AlternativeSecuritiesMarket.com, and Alternative Securities Markets Group has entered into agreements with issuers on www.AlternativeSecuritiesMarket.com to list Direct Public Offerings and select Private Placements of their securities on www.AlternativeSecuritiesMarket.com. We are NOT authorized to accept your order to purchase these securities as members of each of these companies, ONLY to transmit these orders to the issuers, and facilitate the execution of the Company's payment instructions. Alternative Securities Markets Group receives "NO" financial compensation from issuers for directing your order to the issuer, but we do receive financial compensation for certain administrative costs associated with the management of the Offering, generally in the form of stock in the Company. The details of this compensation are available in the offering memorandum for each security. **Your funds will flow into a third-party escrow account for payment to the issuer, or**

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

directly to the issuer's escrow holding account, in accordance with the terms of the offering. Alternative Securities Markets Group is not party to the funds. Security ownership is transferred to you directly from the issuer. **Alternative Securities Markets Group does not hold securities.** The terms and features of the securities available on www.AlternativeSecuritiesMarket.com are at the discretion and control of the issuers and will be stated in the offering memorandum for each security. We will make the offering memorandum for each security available to qualified investors on a password-protected section of www.AlternativeSecuritiesMarket.com. It is your responsibility to review and understand the information in the offering memorandum before placing an order for securities.

2. Investment Services

- **No Advice**: Alternative Securities Markets Group does not provide legal, tax, estate-planning or investment advice regarding the suitability, profitability or appropriateness of any security. We are required by law to ascertain your suitability for an investment based on your personalized input, but you are responsible for determining whether any investment or suitable for you based on your legal investment objectives and personal and financial situation. You should consult an attorney or tax professional regarding your specific legal or tax situation.

- **Nondisclosure of Material, Nonpublic Information:** In connection with the Services it provides, Alternative Securities Markets Group may come into possession of confidential, non-public information. We are prohibited from improperly disclosing or using this information for our own benefit or for the benefit of any other person. We maintain policies and procedures designed to prohibit the communication of this information to persons who do not have the legitimate need to know the information, to meet our obligations to issuers, and to remain in compliance with applicable law. You understand and agree that, in certain circumstances, we may have information that, if disclosed, might affect your decision to buy a security, but that we will be prohibited from communicating to you or using for your benefit.

- **Facilitating Your Payments:** Opening an account and browsing www.AlternativeSecuritiesMarket.com are services offered to you free of charge. www.AlternativeSecuritiesMarket.com is your access point to Alternative Securities Markets Group's Market Listed Companies and allows you to order a security from the issuer and facilitates your purchase of that security using one of our permitted payment methods. Alternative Securities Markets Group is not a party to the flow of funds to the issuer.

- **Transaction Amounts and Limitations:** Alternative Securities Markets Group, along with each of its issuers, reserves the right to deny an investment transaction or to place a limit on the dollar amount of a transaction for any reason, including, for example, if you fail suitability for a particular security or for activity that Alternative Securities Markets Group or the issuer, in their sole discretion, believes to be suspicious on your account. If Alternative Securities Markets Group, or an issuer, limits an investment, you can request a review and an exception on a case-by-case basis with the ISSUER. Alternative Securities Markets Group imposes minimum and maximum transaction amounts for each investment and may change those minimum and maximum amounts from time to time.

- **Applicable Rules and Regulations:** All transactions in your account will be subject to Alternative Securities Markets Group's internal rules and policies and, where applicable, to FINRA rules and regulations; the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934; the rules and regulations of the SEC, the Board of Governors of the Federal Reserve System, and any applicable self-regulatory organizations; and other federal and state laws and regulations. In no event will Alternative Securities Markets Group be obliged to effect any transaction it believes would violate any International, Federal or State law, rule, or regulation, or the rules or regulations of any regulatory or self-regulatory body.

3. Electronic Signatures and Delivery of Documents

- **Electronic Signatures:** By completing a Alternative Securities Markets Group account application online at www.AlternativeSecuritiesMarket.com, you give your valid consent to this Agreement and all other documents governing your relationship with Alternative Securities Markets Group. The use of an electronic version of the account documents fully satisfies any requirement that they be provided to you in writing, and the electronic version of this Agreement is considered to be the true, complete and enforceable record of our Agreement, admissible in judicial or administrative proceedings to the same extent as if the documents were originally generated and maintained in printed form. You are solely responsible for reviewing and understanding all the terms and conditions of these documents, and you accept as reasonable and proper notice, for the purpose of any laws, rules and regulations, notice by electronic means. You may access and retain a record of the documents you electronically sign through www.AlternativeSecuritiesMarket.com.

- **Electronic Delivery of Documents:** You agree that Alternative Securities Markets Group will provide you with an electronic copy of all documents and communications related to your account, for example, transaction confirmations, account statements and tax-reporting documentation. When documents related to your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com are available, we will send a notice to the email address you have provided, and you will be able to view the documents at any time by visiting www.AlternativeSecuritiesMarket.com and signing into your account.

  At any time during the term of this Agreement, you may direct Alternative Securities Markets Group to send all future communications to you in non-electronic form, by sending written notice to us in accordance with Section 16 of this Agreement. You understand and agree that we shall treat any such notice as a withdrawal of your consent to receive communications by electronic delivery and as a request by you to close your account subject to the conditions set forth in Section 1.4.

4. User Restrictions

- **Restricted Activities:** In connection with your use of www.AlternativeSecuritiesMarket.com, or Alternative Securities Markets Group Services, or in the course of your interactions with Alternative Securities Markets Group, you agree that you will not:

- Breach this Agreement or any other agreement that you have entered into with Alternative Securities Markets Group.
- Violate any law, statute, ordinance, or regulation
- Infringe Alternative Securities Markets Group's or any third party's copyright, patent, trademark, trade secret or other intellectual property rights, or rights of publicity or privacy.
- Act in a manner that is defamatory, trade libelous, unlawfully threatening or unlawfully harassing.
- Post comments that are false, inaccurate, misleading, defamatory, or contain libelous content.
- Post comments containing personal information, including without limitations, telephone numbers, street addresses, and last names.
- Provide false, inaccurate or misleading information.
- Pay for your transactions with fraudulent funds or with what we reasonably believe to be potentially fraudulent funds.
- Refuse to cooperate in any investigation or provide confirmation of your identity or any information you provide to us.
- Use an anonymizing proxy.
- Control an account that is linked to another account that has engaged in any of these restricted activities. We may use evidence other addresses, common business names, phone numbers and mailing addresses.
- Use the services in a manner that results in or may result in complaints, disputes, claims, fees, fines, penalties and other liability to Alternative Securities Markets Group or you.

- **Access and Interference:** Much of the information on www.AlternativeSecuritiesMarket.com is updated on a real-time basis and is proprietary or is licensed to Alternative Securities Markets Group by third parties. www.AlternativeSecuritiesMarket.com contains robot exclusion headers. You agree that you will not:

    - Use any robot, spider, scraper or other automated means to access www.AlternativeSecuritiesMarket.com for any purpose without our express written permission.
    - Attempt to obtain unauthorized access to any features of www.AlternativeSecuritiesMarket.com, or to any other protected materials or information, through any means not intentionally made available to you by Alternative Securities Markets Group.
    - Take any action that may impose (in our sole judgment) any unreasonable or disproportionately large load on our infrastructure.
    - Copy, reproduce, modify, create derivative works from, distribute, or publicly display any content from www.AlternativeSecuritiesMarket.com without the prior expressed written permission of Alternative Securities Markets Group and the appropriate third party, as applicable.
    - Interfere or attempt to interfere with the proper working of the website or any activities conducted on www.AlternativeSecuritiesMarket.com
    - Facilitate any viruses, Trojan horses, worms or other computer programming routines that may damage, detrimentally interfere with, or surreptitiously intercept or expropriate any system, data or information.

- Use any device, software or routine to bypass our robot exclusion headers or other measures we may use to prevent or restrict access to www.AlternativeSecuritiesMarket.com
- Take any action that may cause Alternative Securities Markets Group to lose any of the services from our internet service providers, payment processors, or other suppliers.

5. **Your Liability and Actions We May Take**

- **Your Liability:** You are responsible for all claims, fees, fines, penalties and other liability incurred by Alternative Securities Markets Group or any third party caused by or arising out of your breach of this Agreement or your use of the Services. You agree to reimburse Alternative Securities Markets Group for all such liabilities.

- **Actions We May Take:** If you engaged in any restricted activities, we may take various actions to protect Alternative Securities Markets Group from claims, fees, fines, penalties and any other liability. The actions we may take include but are not limited to the following:

  i. We may close, suspend, or place restrictions on your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com.
  ii. We may update inaccurate information you provided to us.
  iii. We may remove user comments that do not comply with section 4.1 above.
  iv. We may refuse to provide the Services to you in the future.
  v. We may take legal action against you.

  Whether we decide to take any of the above steps, remove content, or refuse to provide Services, we do not monitor, and you agree we will not be subject to liability for monitoring www.AlternativeSecuritiesMarket.com.

- **Account Suspensions or Restriction:** Alternative Securities Markets Group, in its sole discretion, reserves the right to terminate this Agreement or access to www.AlternativeSecuritiesMarket.com or the Services. We also reserve the right to suspend or place restrictions on your account for any reason and at any time upon notice to you. Account restrictions may include a limitation on the dollar amount of transactions we will accept from your account. If your account is suspended, you will be unable to invest and we will not issue any payment to you. If we suspend or place restrictions on your account, we will provide you with notice and opportunity to request reconsideration, if appropriate.

6. **Contact Alternative Securities Markets Group:**

- If you have any questions or comments about this Agreement, your account at www.AlternativeSecuritiesMarket.com or Alternative Securities Markets Group's practices, you may contact us at:

  Alternative Securities Markets Group Corporation
  4050 Glencoe Avenue
  Marina Del Rey, California 90292

Phone: (213) 407-4386
Legal@AlternativeSecuritiesMarket.com

7. Canceling or Disputing a Transaction

- ***Alternative Securities Markets Group is not authorized to issue refunds directly to the investor.*** We reserve the right to suspend a user's Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com if a transaction is canceled or disputed. Alternative Securities Markets Group is not responsible for any errors that may arise in the transmission of your order to the issuer. You may call Alternative Securities Markets Group at (213) 407-4386 or Email Alternative Securities Markets Group at LEGAL@ALTERNATIVESECURITIESMARKET.COM to request cancellation of a transaction, or, if you believe a transaction on your account was unauthorized, to dispute a transaction. Refunding the transaction is ultimately at the discretion of the escrow agent (for funds being held in escrow) or the issuer. If the issuer allows redemption, funds will be returned and the security issuance canceled based on the terms and time-frames indicated in the offering memorandum. To dispute a transaction, you may also file with the escrow agent used to consummate the transaction and receive funds directly from the agent (if an escrow agent was used), in which case you will be required to return the related securities to the escrow agent for cancellation.

8. Disputes with Alternative Securities Markets Group

- **Effect of Arbitration Agreement:** This Agreement contains a pre-dispute arbitration agreement. By entering into the arbitration agreement the parties agree as follows:
  - All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
  - Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.
  - The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
  - The arbitrators do not have to explain the reasons for their award.
  - The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the Securities industry.
  - The rules of some arbitration forums may impose time limits for brining a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
  - The rules of the arbitration forum in which the claim is filed, as amended from time to time, are hereby incorporated by reference into this Agreement.

- **Arbitration Agreement:** All controversies that may arise between (including but not limited to controversies concerning any account, order or transaction, or the continuation, performance, interpretation or breach of this or any other agreement between us, whether entered into or arising before, on or after the date this account is opened) shall be determined by arbitration in accordance with the rules then prevailing of FINRA or the U.S. Securities & Exchange Commission. You make this arbitration agreement on behalf of (i) yourself and your heirs, administrators, representatives, executors, successors,

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
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assigns; or (ii) the corporation or other entity for which you are acting as an authorized person; and with all other persons claiming a legal or beneficial interest in your account. You understand that judgment upon any arbitration award may be entered in any court of competent jurisdiction. No person shall bring a putative or certified class action, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

- **Arbitration Hearings:** Any arbitration hearing will be held in the State of California unless otherwise agreed between you and Alternative Securities Markets Group or unless the rules of the organization administering the arbitration (i.e., the U.S. Securities & Exchange Commission) require another hearing location. You agree to the personal jurisdiction of the Courts of the State of California to interpret and enforce these arbitration provisions described in the Agreement. All arbitration will be held in English Language, unless otherwise agreed to by parties.

9. Limitations of Liability

- In no event shall Alternative Securities Markets Group Agents, Employees, Affiliates or Suppliers be liable for lost profits or any special, incidental or consequential damages arising out of or in connection with www.AlternativeSecuritiesMarket.com or the Services Agreement (however arising, including negligence). In States that do not allow the exclusion or limitation of incidental or consequential damages, the above limitation or exclusion may not apply to you. Our liability, and the liability of our Agents, Employees, Affiliates and Suppliers, to you or any third parties in any circumstance is limited to the actual amount of direct damages.

10. No Warranty

- **General:** Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers provide the Services "as is" and without any warranty or condition, express, implied or statutory. Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers disclaim any implied warranties of title, merchantability, fitness for a particular purpose and non-infringement. Alternative Securities Markets Group does not guarantee continuous, uninterrupted or secure access to our Services, and operation of our website may be interfered with by numerous factors outside of our control. In States that do not allow the disclaimer of implied warranties, the disclaimers in this Section may not apply to you. This Section gives you specific legal rights and you may also have other legal rights that vary from State to State.

- **Third Party Data:** To the fullest extent permitted under applicable law, Alternative Securities Markets Group makes no representation or warranty, express or implied, with respect to any third party data provided to Alternative Securities Markets Group or its transmission, timeliness, accuracy or completeness, including but not limited to implied

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
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warranties or warranties of merchantability or fitness for a particular purpose. Alternative Securities Markets Group will not be liable in any way to you or to any other person for any inaccuracy, error or delay in or omission of any third party data or the transmission or delivery of any such third party data and any loss or damage arising from (i) any such inaccuracy, error, delay or omission, (ii) third-party non-performance, or (iii) interruption in any such third party data due either to any negligent act or omission by Alternative Securities Markets Group of "force majeure" or any other cause beyond reasonable control of Alternative Securities Markets Group.

- **Processing of Payments:** Alternative Securities Markets Group will make reasonable efforts to ensure that requests for electronic debits and credits involving bank accounts are processed in a timely manners by the issuer, but Alternative Securities Markets Group makes no representations or warranties regarding the amount of time needed to complete processing because our Services and dependent upon many factors outside of our control, such as delays in the banking system.

11. Indemnification

- You agree to defend, indemnify and hold Alternative Securities Markets Group and its Officers, Directors, Agents and Employees harmless from any claim or demand (including attorneys' fees) made or incurred by any third party due to or arising out of your breach of this Agreement and/or your use of the Services.

12. Intellectual Property

- "Alternative Securities Market" is a trademark of Alternative Securities Markets Group. All page headers, logos, graphics and icons are protected to the extent allowed under applicable laws. All other designated trademarks and brands are the property of their respective owners. You may not copy, imitate or use any of Alternative Securities Markets Group's intellectual property without its prior written consent.

- **Reporting Intellectual Property Infringement:** Alternative Securities Markets Group respects the intellectual property of others. You may not post content that infringes on the rights of third parties, including but not limited to intellectual property rights such as copyright, trademark and right of publicity. We reserve the right to remove content where we have grounds to suspect a violation of these terms, our policies and any party's rights. If you believe your rights have been violated, please notify us by contacting the Legal Department of Alternative Securities Markets Group by writing us at: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

  Please provide the following in any notice of alleged infringement:

  - Identification of the material on www.AlternativeSecuritiesMarket.com that you claim is infringing, with enough detail so that we can locate it on the website (e.g., provide link and description);
  - Identification of the rights (or works if relevant) claimed to have been infringed;

- A statement by you that you have a good faith belief that the disputed use is not authorized by the rights owner, its agent or the law;
- A statement by you declaring under penalty of perjury that (a) the above information in your notice is accurate, and (b) you are the rights owner or you are authorized to act on behalf of the rights owner;
- Your address, telephone number and email address; and
- Your physical or electronic signature

13. Assignment

- You may not transfer or assign any rights or obligations that you have under this Agreement without Alternative Securities Markets Group's prior written consent. Alternative Securities Markets Group reserves the right to transfer or assign this Agreement or any right or obligation under this Agreement at any time.

14. Governing Law

- This Agreement shall be governed in all respects by the Laws of the State of California, without regard to conflict of law provisions. Except as otherwise agreed by the parties, you agree that any claim or dispute you may have against Alternative Securities Markets Group must be resolved by arbitration in the State of California.

15. Severability and Waiver

- If any provision of this Agreement is held to be invalid or unenforceable, such provision and the remaining provisions shall be enforced. In our sole discretion, we may assign this Agreement in accordance with the Legal Notices Section. Headings are for reference purposes only and do not limit the scope or extent of such section. Our failure to act with respect to a breach by you or others does not waive our right to act with respect to subsequent or similar breaches. We do not guarantee we will take action against all breaches of this Agreement.

16. Legal Notices

- Alternative Securities Markets Group may provide notice to you by emailing it to the address listed in your account. Notice shall be considered to be received by you within 24 hours of the time it is emailed to you unless we receive notice that the email was not delivered. Except as otherwise stated, notice to Alternative Securities Markets Group must be sent by postal mail to: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

17. Changes to the Agreement

- We may change this Agreement from time to time, and when we do we will post the amended terms on our website at www.AlternativeSecuritiesMarket.com and notify you

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
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by email of the material changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. This Agreement may not otherwise be amended except in writing signed by you and us.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Privacy Policy:

The website www.AlternativeSecuritiesMarket.com and the services available on it (collectively, we'll refer to these as the "Alternative Securities Markets Group Services") are provided to you by Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). As we provide you (or the organization for which you are representing) with the Alternative Securities Markets Group services, we collect some personal information. This privacy policy tells you how Alternative Securities Markets Group uses and works to protect your information.

By using Alternative Securities Markets Group's www.AlternativeSecuritiesMarket.com, you agree to the terms and conditions of the User Agreement, including Privacy Policy, and you consent to our privacy practices. This includes the use and disclosure of any personal information you have shared with us and its transfer and storage on our servers in the United States, as described below.

Collection:
When you register for the www.AlternativeSecuritiesMarket.com services and apply for an account, we may collect information about you, including:

- Information that you provide to us to set up a User Account for your and identify you on the Site, including Username, Password and secret questions and answers.
- Contact information, including first and last name, phone number, fax number, email address and mailing address.
- Payment information, including email address, bank account number and routing number.
- Profile information, including your investment preferences and other information you may provide us that allows us to customize your www.AlternativeSecuritiesMarket.com experience.
- Other information we are required by law to collect form you, or from our consumer reporting agencies, to process securities-related transactions, to assess the suitability of various investments, and to comply with tax laws and anti-money laundering laws. This includes Social Security Number, Date of Birth, Gender, Country of Citizenship, Liquid Assets, Net Worth, Education, Occupation, Employment Status, Employer Contact Information, Annual Income, Investment Objectives and Suitability Profile.

We may obtain information about you when you interact on www.AlternativeSecuritiesMarket.com, for example, your transaction history, information about your contacts with Customer Service, and your responses to promotions or special offers.

We may collect some information automatically from your computer while you browse our website, such as where you go on the site and what you do there. We collect our Internet Protocol (IP) address, computer and connection information, browser type and version, operating system, Internet Service Provider (ISP), time stamps, banner ads you click, the URLs you come from and go to next, and a cookie number.

We may also obtain information about you through other sources such as credit agencies, affiliates and business partners.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Use:
We use the information we collect to:

- Operate the www.AlternativeSecuritiesMarket.com site.
- Verify your identity and contact information.
- Provide your with information and services you request.
- Set up your trading account, issue an account number and a secure password, maintain your portfolio and trading activity, and contact you with account information.
- Customize your experience on the www.AlternativeSecuritiesMarket.com site.
- Communicate with you about your transactions, service updates and other administrative issues.
- Send you targeted marketing and promotional offers, based on your communications preferences.
- Measure and improve www.AlternativeSecuritiesMarket.com and its services.
- Resolve disputes, address complaints and troubleshoot technical problems.
- Analyze site and user behavior and prepare aggregated reports.
- Comply with applicable laws and regulations.

Sharing and Disclosure:
The cornerstone of this Privacy Policy is our commitment to keep your personal information confidential. Alternative Securities Markets Group does not sell, license, lease or otherwise disclose your personal information to any third party for purposes of marketing by the third party or for any reason, except as described below. To provide our products and services, we may disclose your information to the following parties:

Issuers: we may share your information with our participating issuers. They will use information only as necessary to complete your transactions and to include collected information needed to register you as a shareholder of the issuer and issue the shares that you have purchased.

Alternative Securities Markets Group Affiliates: We may share information with present or future affiliates, including our subsidiaries, joint ventures or other companies under common control, where it may be used to provide joint services or for such purposes as internal statistics, strategic decision-making, customer reviews, identifying customer trends, customer verification, fraud prevention and security. You may limit our affiliates from marketing their products or services to you based on personal information that we collect about you and share with them. This information may include your name, email address, mailing address, age, employment status, general account and demographic information and account history with us. To limit affiliate marketing offers, contact us by email at LEGAL@ALTERNATIVESECURITIESMARKET.COM to change your account preferences.

Service Providers: We may share information with service providers under contract who help with our business operations and internal functions, for example, verifying our users, processing accounts, order fulfillment, client service, client satisfaction surveys or other data collection activities relevant to our business, maintaining the www.AlternativeSecuritiesMarket.com site, and providing related services, such as electronic funds transfers and wires. Our service providers are required to protect personal information in a manner similar to the way we protect personal information and to only use it for the services they provide to us.

Legal and Other Disclosure: We may disclose information when permitted by law or under the good-faith belief that such disclosure is necessary under applicable law, to comply with legal process served on Alternative Securities Markets Group; to protect the property interests of Alternative Securities Markets

Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Agents and Alternative Securities Markets Group Employees; or to protect personal safety or the safety of the public.

Assets: As our business evolves, Alternative Securities Markets Group may sell, transfer or otherwise share some of its assets in connection with a merger, reorganization or sale of assets, or in the event of bankruptcy. In such an event, personal information may be one of the assets transferred.

If we propose to share information in a manner not covered in this Privacy Policy, we will notify you of this change by posting an addendum on our site, a notice in the "Announcement" Section of the Site, and if appropriate, provide you an opportunity to opt out of such use.

Email Communications:
Choice/Opt-Out. Because we do not share your personal information with non-affiliated parties for marketing purposes, there is no need for you to opt out of such uses. At any time, you have the ability to opt out of receiving marketing communications from Alternative Securities Markets Group or Alternative Securities Markets Group.com, but you may not opt out of administrative emails (for example, electronic delivery of financial information, or emails about your transactions or our policy changes) while you are a registered user of www.AlternativeSecuritiesMarket.com. In such cases, you can opt out by simply emailing LEGAL@ALTERNATIVESECURITIESMARKET.COM stating you would like to cancel your registration with www.AlternativeSecuritiesMarket.com.

Email Tools: If you send emails to a recipient through www.AlternativeSecuritiesMarket.com, they will receive your email and any personal message you include. We use the email address you provide to send your requested communication and for no other purpose. We may be required by law to retain these emails; they are NOT private communications. You may not use our email tools to send spam or content that violates the User Agreement.

Anti-Spam Policy: Alternative Securities Markets Group does not tolerate Spam. We do not send emails to anyone without permission, and we do not sell or rent email addresses to any unauthorized third party. This does not mean that we can prevent spam from happening on the Internet. If you believe that you have received an unsolicited email from us, please contact LEGAL@ALTERNATIVESECURITIESMARKET.COM and we will immediately investigate.

Cookies and Web Beacons:
Alternative Securities Markets Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Service Providers, and other members of our corporate family who provide use with joint services, will sometimes place anonymous cookies or web beacons on your computer when you visit www.AlternativeSecuritiesMarket.com. We use these cookies and web beacons to recognize returning users, provide relevant content, measure traffic and activity on the site, monitor and improve our services and protect against fraud. You can block cookies by changing the settings on your browser (consult your browser help menu to find out how), but doing so may prevent us from delivering certain services to you. Your browser must be set to accept cookies in order to access www.AlternativeSecuritiesMarket.com as a registered user.

Accessing, Reviewing and Changing Your Personal Information:
We urge you to review your information regularly to ensure that it is correct and complete. As a registered user, you can review and change your personal information by accessing your account and Profile Page. You may not be able to change some account information online. If you are unable to make the desired

changes, you can contact us at LEGAL@ALTERNATIVESECURITIESMARKET.COM for further assistance. Although we will require you to revalidate your personal information periodically, you should promptly update your personal information if it changes or becomes inaccurate.

You can request that we close your www.AlternativeSecuritiesMarket.com account by emailing us at LEGAL@ALTERNATIVESECURITIESMARKET.COM. After we close your account, we may retain some information to comply with law, prevent fraud, assist with investigators, resolve disputes, analyze or troubleshoot programs, enforce our User Agreement and take actions otherwise permitted by law. If your account or membership is terminated or suspended, we may retain some information to prevent re-registration.

Security:
We view protection of your privacy as a very important principle. We store and process your information on computers located in the United States that are protected by physical as well as technological security devices. We have implemented physical, electronic and procedural safeguards that are designed to protect the security of your information in compliance with applicable United States Federal and State Regulations. These include advanced firewall and password protection for our databases, physical access controls to our buildings and files, and restricted access to your personal information to employees that need to know that information to operate, develop or improve our services.

We have invested in leading-edge security software, systems and procedures to offer you a safe and secure investing platform and protect your personal, financial and investment information. While no security system is absolutely impenetrable, we will continually monitor the effectiveness of our security system and refine and upgrade our security technology as new tools become available.

Links to Other Sites:
www.AlternativeSecuritiesMarket.com may contain links to other websites. We are not responsible for the privacy practices or the content of these sites. If you have concerns about how another website collect and uses information about you, make sure to read that site's own Privacy Policy.

General:
We may change this policy from time to time, and we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of the changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. You should review this Privacy Policy periodically to remain informed of any changes. You agree to accept posting of a revised Privacy Policy electronically on www.AlternativeSecuritiesMarket.com as an actual notice to you.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
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http://www.AlternativeSecuritiesMarket.com

INVESTOR REGISTRATION AGREEMENT:

This Investor Registration Agreement ("Agreement") is made and entered into between you and Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). This Agreement will govern all transactions whereby you subscribe for and purchase equity or debt securities ("Shares"), from time to time, through the facilities of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com. Before you complete this Agreement, you must read and accept all terms and conditions in, and linked to, this Agreement, including the Alternative Securities Markets Group User Agreement governing use of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com and the Alternative Securities Markets Group Privacy Policy. Before you can invest, you must also properly complete the Investor Questionnaire.

1. **Offering of Shares:** Shares will be offered and sold through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com pursuant to individual private offerings ("Offerings") by the respective issuers of such Shares, with each such Offering being made pursuant to the terms, conditions and disclosures (including risk factor disclosures) set forth in the Prospectus for that particular Offering (the "Offering Terms"). The Offering Terms for each Offering for which you subscribe to purchase Shares shall be incorporated herein by this reference, and those Offering Terms shall be binding on you the same as if they were set forth in full in this Agreement. You agree to read carefully and make sure that you understand and agree with the Offering Terms for any Offering before investing. You acknowledge that each Offering involves a high degree of risk, and that by choosing to subscribe for Shares in any Offering you thereby acknowledge that you are prepared and able to bear the risk of loss of the entire purchase price for any Shares you purchase.

- **Resale Restrictions and Limitations:** You acknowledge that *some* Securities Offered on www.AlternativeSecuritiesMarket.com may not have filed a registration statement, and my not file a registration statement, with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities ACT"), with respect to any Offering of Shares, and that Shares issued may be "restricted securities" as defined in Rule 144(a)(3) of the Securities Act and will therefore be subject to restrictions on resales. A legend describing those restrictions will be placed on the certificate representing the Shares, and the issuer of the Shares may give stop transfer instructions to the transfer agent for the Shares. Any Shares that you purchase in a "Restricted Offering" may not be resold without registration or an exemption from registration under applicable federal and state securities laws. You will ordinarily be required to wait at least one year before an exemption may become available for you to resell Shares. Any resale of Shares and any removal of a restrictive legend from, or stop transfer instructions relating to, Shares is subject to the approval of the issuer of the Shares and its legal counsel. Alternative Securities Markets Group shall have no responsibility or liability in relation to the issuer's use and removal of legends and stop transfer instructions. These types of securities will be clearly defined at www.AlternativeSecuritiesMarket.com

2. **Investor Registration:** By entering into this agreement, you are registering as a prospective investor in order to become eligible to subscribe for Shares of various issuers in Offerings offered for sale online through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com 's bidding platform (the "Platform"). You agree to comply with the terms of this Agreement, the terms of the User Agreement, and the policies posted on the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com, as amended from time to time by Alternative Securities Markets Group in its sole discretion.

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You are required tom complete and submit an Investor Questionnaire, which includes information that will allow the Issuer to determine whether investments in Shares are suitable to your situation, based on Alternative Securities Markets Group's internal suitability guidelines for investment and any suitability standards posted on the www.AlternativeSecuritiesMarket.com 's website. We will ask you to update this information at least annually. You are required to provide personal information in the Investor Questionnaire, which will handle in accordance with the Alternative Securities Markets Group's Privacy Policy.

When registering as a prospective investor, you will be required to provide certain information that will be used by the issuer and transfer agent of any Shares that you purchase, including such things as your name and address to be entered on the registry of the transfer agent for such Shares and the address to which you would like to certificate representing such Shares to be delivered.

By registering as a prospective investor, you are providing "written instructions" to Alternative Securities Markets Group under the Fair Credit Reporting Act authorizing Alternative Securities Markets Group to obtain information from your personal credit profile or other information from Experian or a similar credit reporting company. By so doing, you authorize Alternative Securities Markets Group to obtain such information solely to confirm your residence and to confirm your identity to avoid fraudulent transactions in your name.

3. **Password Access to www.AlternativeSecuritiesMarket.com**: After you have completed your registration and Investor Questionnaire and we have completed our suitability review, we will determine based on our internal guidelines whether you qualify to receive password access to the platform. If so, we will notify you that your registration has been accepted, and we will provide you with a password allowing you access to the platform. You will then be permitted to invest in any Offerings in which you are qualified to invest, provide that such Offerings are first listed on the platform after the activation of your registration. We may notify you via email about any new Offering that becomes available on the platform, although we are not required to do so.

4. **Bidding to Purchase Shares; Escrow Account; Closing:** After you have received your password giving you access to the platform, you will be permitted to post bids for Shares pursuant to the Offering Terms for any Offering listed on the platform in which you have been pre-qualified to participate. The terms of any Offering may provide for a fixed investment amount or minimum and maximum amounts that apply to all subscribers in any particular offering. Prospective investors "bid" (i.e., "subscribe for") the amount they are willing to commit to the purchase of Shares in the Offering. We reserve the right to determine which bids of prospective investors will be accepted and in what amounts (in full or in part).

   Before placing a bid for Shares in any Offering, you should carefully review all the information in the Prospectus for that Offering. You may ask questions of the issuer and receive answers regarding the terms and conditions of the Offering by submitting the questions via email to us at LEGAL@ASMMARKETSGROUP.COM, and theses emails will be passed on to the issuer. IF AN OFFERING IS BEING MADE IN RELIANCE ON RULE 506 OF REGULATION D OF THE SECURITIES ACT and the Offering allows purchasers to participate who are not "accredited investors", as defined in Rule 501(a) of Regulation D, you may also request any additional information from the issuer that the issuer of such Shares possesses or can acquire without unreasonable effort or expense which is necessary to verify the accuracy of information furnished by the issuer in the Prospectus. You may request such information by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM, and these emails will be forwarded to the issuer. By placing a bid for Shares in any Offering, you represent and warrant that you have availed yourself fully of the foregoing answers and information prior to placing the bid, and you are satisfied with the information and answers that you have received.

Alternative Securities Markets Group may close an Offering for an Issuer only after enough bids have been received for the Offering to be fully subscribed. An Offering is fully subscribed if at least the minimum offering amount (the "Minimum Amount") referenced in the Prospectus for the Offering has been received in the Escrow Account.

5. **Delivery of Share Certificates:** When your bid to purchase Shares in any Offering is accepted, a certificate representing the Shares purchased will be delivered to you, in accordance with the delivery instructions you have provided upon receipt of cleared investment funds from you.

6. **Covenants:** Alternative Securities Markets Group covenants and promises that, at the time of each Offering of Shares on the Alternative Securities Markets Group websites at www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group will comply in all material respects with International, Federal and State Laws as they apply to Regulation A, Regulation S, Regulation D, California Intra-State Securities Offering (Rule 1001), Rule 144 Offerings and EB5 Securities Offerings in connection with these Offerings.

7. **Remedies for Breach of Covenants:** In the event of a breach by Alternative Securities Markets Group of the foregoing covenants that materially and adversely affects your investment in Shares sold to you under this Agreement, Alternative Securities Markets Group shall either:

    a. Cure the breach, if the breach is susceptible to cure;
    b. Repurchase the Shares from you if an exemption that authorizes the sale of your shares; or
    c. Indemnify and hold you harmless against all losses, damages, legal fees, costs and judgments resulting directly from any claim, demand or defense arising as a result of the breach ("Losses").

The decision whether a breach is susceptible to cure, or whether Alternative Securities Markets Group shall repurchase Shares from you or indemnify you against Losses, shall be in Alternative Securities Markets Group's sole discretion. Upon discovery by Alternative Securities Markets Group of any such breach of the foregoing covenants requiring cure or repurchase of Shares, Alternative Securities Markets Group shall give you notice of the breach, and of Alternative Securities Markets Group's election to cure the breach or repurchase the Shares, not later than ninety (90) days after our discovery of the breach. In the event Alternative Securities Markets Group repurchases Shares, Alternative Securities Markets Group will pay you the full amount that you paid for such Shares. Upon any such repurchase, you agree to transfer and assign to Alternative Securities Markets Group the certificates representing the Shares, and you authorize and agree that Alternative Securities Markets Group may execute any endorsements or assignments necessary to effectuate the transfer and assignment of the Shares to Alternative Securities Markets Group. Alternative Securities Markets Group's obligation to cure a breach, repurchase Shares, or indemnify you for a breach of the foregoing covenants pursuant to this Section is your sole remedy with respect to a breach of Alternative Securities Markets Group's covenants set forth in Section 7 above.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
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8. **No Advisory Relationship:** You acknowledge and agree that.

   a. The offer, sale and purchase of any Shares pursuant to this Agreement is an arm's-length transaction between you and Alternative Securities Markets Group.
   b. In connection with the offer, sale and purchase of such Shares, Alternative Securities Markets Group is not acting as your agent or fiduciary.
   c. Alternative Securities Markets Group assumes no advisory or fiduciary responsibility in your favor in connection with the offer, sale and purchase of such Shares;
   d. Alternative Securities Markets Group has not provided you with any legal, accounting, regulatory or tax advice with respect to such Shares; and
   e. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed it appropriate.

9. **Alternative Securities Markets Group's Right to Verify Information and Terminate Offerings:**

Alternative Securities Markets Group reserves the right to verify the accuracy and completeness of all information provided by prospective investors and issuers in connection with Offerings. Alternative Securities Markets Group also reserves the right to determine in its reasonable discretion whether a registered user is using, or has used, the Alternative Securities Markets Group website illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for the purposes of fraud or deception, or otherwise in a manner inconsistent with the terms and conditions of this Agreement or inconsistent with any registration agreement between Alternative Securities Markets Group and the user. Alternative Securities Markets Group may conduct its review at any time before, during or after the posting of a bid or before or after the closing of an Offering. You agree to respond promptly to Alternative Securities Markets Group's requests for information in connection with your registration and accounts with Alternative Securities Markets Group and your bids to subscribe for Shares in any Offering.

At any time prior to the closing of an Offering, Alternative Securities Markets Group, in its sole discretion, delay the closing in order to enable Alternative Securities Markets Group to conduct a pre-closing review to verify the accuracy of information provided by the issuer and prospective investors and to determine whether there are any irregularities with respect to the Offering or the bids for Shares in the Offering. Alternative Securities Markets Group may cancel or proceed with the closing, depending on the results of its pre-closing review. If the Offering is canceled, the Prospetus for the Offering will be removed from the Alternative Securities Markets Group Website www.AlternativeSecuritiesMarket.com, all bids for Shares will be canceled, and all funds from the bidders which are held in the Escrow Account will be refunded to the bidders.

10. **No Guarantee of Investment or Assurance of any Return on Investment**

ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE ANY RETURN ON YOUR INVESTMENT IN ANY SHARES THAT YOU PURCHASE IN OFFERINGS ON THE ALTERNATIVE SECURITIES MARKETS GROUP WEBSITE AT WWW.ALTERNATIVESECURITIESMARKET.COM. ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE THAT YOU WILL EVER BE ABLE TO RESELL SUCH SHARES, THAT YOU WILL BE ABLE TO RECOUP ALL OR ANY PART OF THE PURCHASE PRICE FOR SUCH SHARES, OR THAT YOU WILL EVER MAKE A PROFIT ON SUCH SHARES.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

11. **Restrictions on Use:** Except as provided in Section 14 below, you are not authorized or permitted to use the Alternative Securities Markets Group's website at www.AlternativeSecuritiesMarket.com to bid for or purchase Shares for someone other than yourself. You must be an owner of the Deposit Account you designate for electronic transfers of funds, with authority to direct that funds be transferred to or from the account. Alternative Securities Markets Group may in its sole discretion, with or without cause and with or without notice, restrict your access to the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com.

12. **Suitability Representations and Warranties:** By placing a bid to subscribe for Shares in any Offering, you represent and warrant that you satisfy all applicable suitability requirements and other requirements to invest that are described in the Prospectus for that Offering or on www.AlternativeSecuritiesMarket.com. You also agree to provide any additional documentation reasonably requested by us to confirm that you meet applicable suitability standards, including minimum financial suitability standards that may be required by the Securities Administrators of certain states.

13. **Other Representations and Warranties:** You warrant and represent to Alternative Securities Markets Group, as of the date of this Agreement and as of any date that you commit to purchase Shares by placing a bid for Shares, that:

    a. You have the legal competence and capacity to execute and perform this Agreement and that you have duly authorized, executed and delivered this Agreement;
    b. In connection with this Agreement you have complied in all material respects with applicable federal, state and local laws; and
    c. If you are entering into this Agreement on behalf of a corporation, partnership, limited liability company, trust, or other entity ("institution"), you warrant and represent that (i) you have all necessary power and authority to execute and perform this Agreement on such institution's behalf; (ii) the execution and performance of this Agreement will not violate any provision in the institution's certificate of organization, by-laws, indenture or trust, partnership agreement, or other constituent agreement or instrument governing the formation or administration of your institution; and (iii) the execution and performance of this Agreement will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking to which the institution is a party or by which it is bound.

14. **Alternative Securities Markets Group's Representations and Warranties:** Alternative Securities Markets Group represents and warrants to you, as of the date of this Agreement and as of any date you commit to purchase Shares, that:

    a. It is duly organized and is validly existing as a corporation in good standing under the laws of California and has corporate power to enter into and perform its obligations under this Agreement; and
    b. This Agreement has been duly authorized, executed and delivered by Alternative Securities Markets Group and constitutes a valid and binding agreement of Alternative Securities Markets Group, enforceable against Alternative Securities Markets Group in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws.

15. **Prohibited Activities:** You agree that you will not do the following in connection with any Offering, any bid to subscribe for Shares in and Offering, or any other transaction involving or potentially involving Alternative Securities Markets Group or any issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com

    - Represent yourself to any person, as a director, officer or employee of Alternative Securities Markets Group or of an issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com unless you are such director, officer or employee;
    - Propose or agree to accept any fee, bonus, kickback or other thing of value of any kind in exchange for your agreement to bid for or recommend that anyone else bid for Shares in any Offering on www.AlternativeSecuritiesMarket.com;
    - Engage in any activities that require a license as a broker or dealer in connection with any Offering of Shares on www.AlternativeSecuritiesMarket.com;
    - Violate any International, Federal, State or Local Laws, including, but not limited to, U.S. Federal and State Securities Laws, in connection with any transaction in the securities of an issuer that has made or is making an Offering of its Shares on www.AlternativeSecuritiesMarket.com.

16. **Termination of Registration:** Alternative Securities Markets Group, may in its sole discretion, with or without cause, terminate this Agreement by giving you notice as provided below. In addition, upon our reasonable determination that you have violated the provisions of section 16, have made a material misrepresentation in connection with this Agreement or your Investor Questionnaire, or have otherwise failed to abide by the terms of this Agreement, Alternative Securities Markets Group may, in its sole discretion, immediately and without notice, take one or more of the following actions:

    - Terminate or suspend your right to bid for Shares or otherwise participate in Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com
    - Terminate this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com

    Upon termination of this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com, any bids you have placed on www.AlternativeSecuritiesMarket.com shall terminate and will be removed from the site immediately, but your right under the Agreement to any Shares purchased prior to the effective date of the termination shall not be affected by the termination.

17. **Indemnification:** In addition to your indemnification obligations set forth in the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, you agree to indemnify, defend, protect and hold harmless Alternative Securities Markets Group and its Officers, Directors, Stockholders, Employees and Agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise (i) resulting from any material breach of any obligation you undertake in this Agreement, including but not limited to your obligation to comply with any applicable laws; or (ii) resulting from your acts, omissions and representations (and those of your employees, agents or representatives) relating to Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. You obligation to indemnify Alternative Securities Markets Group shall survive termination of this Agreement, regardless of the reason for termination.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

18. **Alternative Securities Markets Group's Right to Modify Terms:** We may change this Agreement from time to time, and when we do we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of material changes. Amended terms will take effect immediately for new registrants and 30 days after they are posted for existing registrants. This Agreement may not otherwise be amended except in a writing signed by you and us.
    You authorize Alternative Securities Markets Group to correct obvious clerical errors appearing in information you provide to Alternative Securities Markets Group, without notice to you, although Alternative Securities Markets Group expressly undertakes no obligation to identify or correct such errors.

    This Agreement, along with the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, represents the entire agreement between you and Alternative Securities Markets Group regarding your participating as a prospective investor on www.AlternativeSecuritiesMarket.com, and supersedes all prior or contemporaneous communications, promises and proposals, whether oral, written or electronic, between you and Alternative Securities Markets Group with respect to your involvement as a prospective investor on www.AlternativeSecuritiesMarket.com.

19. **Notices:** All notices and other communications hereunder shall be given by email to your registered email address or will be posted on www.AlternativeSecuritiesMarket.com, and shall be deemed to have been duly given and effective upon transmission or posting. All notices, required disclosures and other communications to you will be transmitted to you by email to your registered email address. You can contact us by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM. You also agree to notify us if your registered email address is changed by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM

20. **Non-Disclosure Agreement:** By entering into this Agreement, you agree not to disclose, except on a confidential basis to your legal and financial advisors exclusively for the purposes of rendering professional advice to you, any information which you receive or have received from Alternative Securities Markets Group or on www.AlternativeSecuritiesMarket.com that relates to any Offering of Shares posted on www.AlternativeSecuritiesMarket.com or relates to the business of any issuer of such Shares, including, for example, information presented in a Prospectus for an Offering of Shares on www.AlternativeSecuritiesMarket.com ("Confidential Information"). You shall hold and maintain the Confidential Information in strictest confidence for the sole and exclusive benefit of the issuer that provided such Confidential Information. You shall not, without such issuer's prior written approval, use for your own benefit, publish, copy, or otherwise disclose to others, or permit the use by others for their benefit or to the detriment of the issuer, any confidential Information.

    The term "Confidential Information" shall exclude any information that, at any given time:

    a) Has been publicly disclosed by the issuer or by any third party through no fault of your own;
    b) You have received by some legitimate means other than from Alternative Securities Markets Group or its representatives or from the issuer or its representatives; or
    c) The issuer has authorized you in writing to disclose

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

21. **No Warranties:** EXCEPT FOR THE REPRESENTATIONS CONTAINED IN THIS AGREEMENT, NO PARTY TO THIS AGREEMENT MAKES ANY REPRESENTATIONS OR WARRANTY TO ANOTHER PARTY TO THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

22. **Limitation of Liability:** IN NO EVENT SHALL ONE PARTY BE LIABLE TO ANOTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY TO ANOTHER PARTY REGARDING THE EFFECT THAT THE AGREEMENT MAY HAVE UPON ANY INTERNATIONAL, FEDERAL, STATE, LOCAL OR OTHER TAX LIABILITY FOR THE OTHER.

23. **Miscellaneous:** The parties acknowledge that there are not third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights under this Agreement to another person without Alternative Securities Markets Group's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this Section shall be null and void. This Agreement shall be governed in all respects by the laws of the State of California, without regard to conflict of law provisions. Except as otherwise provided in this Agreement, you agree that any claim or dispute you have against Alternative Securities Markets Group must be resolved by arbitration in the State of California. Any waiver of a breach of any provision of this Agreement will not be a waiver of any other subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If any part of this Agreement is a valid enforceable provision that most closely matches the intent of the original provision, and the remainder of the Agreement shall continue in effect. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Statement of Understanding for Securities Offered to Investors on www.AlternativeSecuritiesMarket.com

Regulation A (Current): Regulation A is an exemption for ***PUBLIC OFFERINGS*** not exceeding $5 Million USD in any 12-month period. Companies choosing to rely on this exemption must file an offering statement with the U.S. Securities & Exchange Commission on Form 1-A, consisting of a notification, offering circular and exhibits. The SEC staff reviews this offering statement.

Regulation A Offerings share many characteristics with registered offerings. For example, purchasers ("*Investors*") must be provided with an offering circular similar to a prospectus. Just as in registered offerings, the securities can be offered PUBLICLY, using general solicitation and advertising, and purchasers DO NOT RECEIVE '*RESTRICTED SECURITIES*', as explained at www.AlternativeSecuritiesMarket.com. The Principle difference between Regulation A Offerings and Registered Public Offerings are:

1) Financial Statements for a Regulation A Offerings are simpler and do not need to be audited unless audited financial statements are otherwise available.

2) Regulation A issuers do not incur either Exchange Act Reporting obligations after the offering or Sarbanes-Oxley Obligations applicable only to SEC reporting companies, unless the company '*meets the thresholds that trigger Exchange ACT Registration*".

3) Companies may choose among three formats to prepare the Regulation A Offering Circular, one of which is a simplified question-and-answer document; and

4) Companies may "*test the waters*" to determine market interest in their securities before going through the expense of filing with the SEC.

SEC reporting companies are not eligible to use Regulation A. All other types of companies may use Regulation A, except developmental stage companies without a specified business (for example, "*Blank Check Companies*") and investment companies registered or required to be registered under the Investment Company act of 1940. In most cases, shareholders may use Regulation A to resell up to $1.5 Million USD of Securities.

The "*test the waters*" provision of a Regulation A allows companies to publish or deliver a written document to prospective purchasers or make scripted radio or television broadcasts to determine whether there is an interest in their contemplated securities offering before filing an offering statement with the SEC. This gives companies the opportunity of being able to determine whether enough market interest in their securities exists before they incur the full range of legal, accounting and other costs associated with filing an offering statement with the SEC. Companies may NOT, however, solicit or accept money for securities offered under Regulation A until the SEC completes its review of the filed offering statement and the Company delivers offering materials to Investors.

NOTE ABOUT REGULATION A: The JOBS Act requires the SEC to develop rules for a new exemption to the existing Regulation A, which will permit offerings up to $50 Million USD a year without SEC Registration.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Proposed Changes to Regulation A pursuant to the Passage of the JOBS Act in 2012. These changes are expected to be enacted during the first half of 2014.

The SEC's proposed rules will update and expand the Regulation A exemption by creating the following Two Tiers of Regulation A Offerings:

- **TIER ONE:** Tier One would consist of those offerings already covered by Regulation A – namely securities of up to $5 Million USD in a twelve month period, including up to $1.5 Million USD for the account of selling security-holders.
- **TIER TWO:** Tier Two would consist of securities offerings of up to $50 Million USD in a twelve month period, including up to $15 Million USD for the account of selling security-holders.

For offerings up to $5 Million USD, the Company could elect whether to proceed under Tier 1 or Tier 2.

Basic Requirements:

Under Tier 1 and Tier 2, companies would be subject to basic requirements, including ones addressing issuer eligibility and disclosures that are drawn from the existing provisions of Regulation A. The proposed rules would update Regulation A to among the other things.

1. Permit companies to submit draft offering statements for nonpublic SEC review prior to filing
2. Permit the use of "testing the waters" solicitation materials both before and after filing of the Offering Statement
3. Modernize the qualification, communication and offering process in Regulation A to reflect analogous provisions of the Securities Act registration process, including electronic filing of offering materials.

Additional Tier 2 Requirements:

In addition to the three basic requirements, companies conducting Tier 2 Offerings would be subject to the following requirements.

1. Investors would be limited to purchasing no more than 10% of the greater of the investor's annual income or net worth.
2. The Financial Statements included in the Offering Circular would be required to be audited.
3. The Company would be required to file annual and semi-annual ongoing reports and current event updates that are similar to the requirements for public reporting companies.

Eligibility:

Regulation A would be available to companies organized in and with their principal business in the United States or Canada, as is currently the case under Regulation A.

The Exemption would not be available to companies that:

- Are already SEC reporting companies and certain investment companies
- Have no specific business plan or purpose or have indicated their business plan is to engaged in a merger or acquisition with an unidentified company.
- Are seeking to offer and sell asset-backed securities or fractional undivided interests in oil, gas or other mineral rights.
- Have not filed the ongoing reports required by the proposed rules during the preceding two years.
- Are or have been subject to a Commission order revoking the company's registration under the Exchange Act during the preceding five years.
- Are disqualified under the proposed 'bad actor' disqualification rules.

Preemption of Blue Sky Law:

Under current Regulation A, offerings are currently subject to registration and qualification requirements in the States where the offering is conducted unless a State-level exemption is available. This has been identified by the GAO and market participants as a central factor for the limited use of current Regulation A.

In view of the range of investors protections provided under the proposal, state securities law requirements would be preempted for Tier 2 offerings. The proposal also explores alternative approaches to addressing this matter, including the coordinated review program proposed by the North American Securities Administrators Association.

Current Status:

The Commission has recently completed a sixty day public comment period on the proposed rules. The Commission is currently reviewing the comments and determining whether to adopt the proposed rules as illustrated above. Enactment is expected during the first half of 2014.

Companies cannot use this new exemption until the SEC adopts final rules.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

OTHER SECURITIES THAT MAY BE OFFERED:

California Intra-State Exempt Securities ("CA1001"): Section 3(a) (11) of the Securities Act exempts *from registration any offering made solely to persons residing in a single State or Territory*, where the issuer is incorporated and doing business in the same state. The rationale is that a wholly Intra-State transaction is adequately policed by the Laws of the State, hence there is no need for an additional layer of Federal Law.

Under Rule 147, an issuer does business in the State (1) at least 80% of its gross revenues (*including subsidiaries*) is derived from operations or assets in-state; (2) atleast 80% of its assets (*including subsidiaries*) is located in-state; (3) atleast 80% of the offering's net proceeds is used in-state; and (4) its principal office is in-state. During the offering period and for nine months from the last sale by the issuer, purchasers may only resell their stock to other persons living in-state.

Companies listed on www.AlternativeSecuritiesMarket.com use CA1001 in combination with California Section 25102(n)

California 25102(n) is limited to issuers that are California Companies (*with some minor exemptions*). Investors must be "*qualified purchasers*". This means, generally, accredited investors and natural persons with a net worth specified in the statute.

Issuers relying on 25102(n) may ***PUBLICLY*** disseminate a limited written announcement of the offering. Potential investors may then respond to the announcement by contacting the issuer. The issuer may not telephone a prospective investor until it has determined that the investor is a qualified purchaser. Issuers must provide disclosure documents to the non-accredited investors at least five days prior to sale.

Regulation S: Regulation S ("*Reg S*") is an exemption designed by the U.S. Securities & Exchange Commission for Companies seeking to raise capital from investors located OUTSIDE of the United States. A Regulation S Offering under the Securities Act of 1933, as amended (the "*Securities Act*") is a safe harbor rule that defines when an offering of Securities would be considered an "offshore transaction" *so as not to be subject to the registration obligations imposed under Section 5 of the Securities Act*.

A Regulation S Offering (Foreign Direct Public Offering) only exempts the issuer from the registration requirements. It does not exempt the issuer from anti-fraud provisions.
There are two main requirements in using a Regulation S Offering. The first is the offer and the sale of the securities must be in legitimate offshore transactions. Under a Regulation S Offering, the Company may not offer or sell any securities to a U.S. Citizen or Resident even if that person purchases the securities abroad. Also, the sale must not be done for the purpose of secretly selling the Securities to a U.S. Investor. The second requirement under Regulation S is that there cannot be any directed selling efforts in the United States. Generally, this means a company cannot advertise the Offering in a publication where the circulation crosses over to the United States.

A Regulation S Offering provides two exemptions from safe harbors from U.S. Securities Registrations: an exemption for the initial sale and another exemption for the resale of securities after they are held for a period of time, normally one year.

An important advantage to Companies utilizing Regulation S is that they are able to advertise in the foreign markets in newspapers and other publications. Under Regulation S the Company is allowed to hold seminars, road shows and engage in other general solicitation outside of the United States.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Also, Foreign Direct Public Offerings (Regulation S) are not integrated with Section 5 Public Offerings or Regulation D Private Placements. Regulation D documents contain rules which apply to transactions in the United States. Regulation S Offering Documents contain rules which apply to foreign transactions only. Therefore, a Company can conduct simultaneous Private Placement Stock Offerings and Foreign Direct Public Offerings without jeopardizing either exemption. Also, Regulation S Investors are treated the same way as accredited investors for the purpose of determining compliance with the 35 non-accredited investor limitation outlined in the Regulation D Private Placement.

Regulation D / Rule 504: Rule 504, sometimes referred to as the "*Seed Capital Exemption*", provides an exemption for the offer and sale of up to $1 Million USD of Securities in a 12-month period. A Company may use this exemption so long as it is not a Blank Check Company and it is not subject to Exchange Reporting Requirements. In general, a Company may not use general solicitation or advertising to market the securities, and purchasers generally receive "*restricted securities*". Purchasers of restricted securities may not sell them without SEC Registration or using another exemption, which is further explained on the "*Resale of Restricted Securities*" page at www.AlternativeSecuritiesMarket.com . Investors should be informed that they may not be able to sell securities of non-reporting companies for atleast a year without the issuer registering the transaction with the SEC.

A Company may, however, use the Rule 504 Exemption for a Public Offering of its Securities with general solicitation and advertising, and investors will receive "*non-restricted securities*", under the following circumstances:

- The Company sells in accordance with a State Law that requires the public filing and delivery to investors a substantive disclosure document, or

- The Company sells in accordance with a State Law that requires registration and disclosure document delivery and also sells in a State without those requirements, so long as the Company delivers to all purchasers the disclosure documents mandated by a State in which it is registered; or

- It sells exclusively accordingly to State Law Exemptions that permit general solicitation and advertising, so long as sales are made only to "*accredited investors*".

Even if a Company makes a private sale of its Securities, and not specific disclosure delivery requirements are required, a Company should take care to provide sufficient information to investors to avoid violating the anti-fraud provisions of the securities laws. This means that any information a Company provides to Investors must be free from false and misleading statements. Similarly, a Company should not exclude any information if the omission makes what is provided to investors false or misleading.

Regulation D / Rule 505: Rule 505 provides an exemption for offers and sales of Securities totaling up to $5 Million USD in any 12-month period. Under this exemption, a Company may sell to an unlimited number of "accredited investors" and up to 35 persons that are not accredited investors. Purchasers must buy for investment purposes only, and not for the purpose of reselling the securities. The issued securities are 'restricted securities', meaning purchasers may not resell them without registration on an applicable exemption, as explained on the 'Resales of Restricted Securities' page. If a Company is not a SEC Reporting Company, Investors should be informed that they may not be able to sell securities for atleast one year without the Company registering the transaction with the SEC. A Company may not use general solicitation or advertising to sell the Securities.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Under Rule 505, if the Company's Offering involves any purchasers that are not accredited investors, the Company must give these purchasers disclosure documents that generally contain the same information as those included in a registration statement for a registered offering. There are also financial statement requirements that apply to Rule 505 Offerings involving purchasers that are not accredited investors. For instance, if financial statements are required, they must be audited by a certified public accountant. The Company must also be available to answer questions from prospective purchasers who are not accredited investors.

The Company may decide what information to give to accredited investors, so long as it does not violate the antifraud prohibitions of the Federal Securities Laws. If a Company provides information to accredited investors, it must make this information available to the non-accredited investors as well.

Regulation D / Rule 506: Rule 506 is a "Safe Harbor" for the non-public exemption in Section 4(a)(2) of the Securities Act, which means it provides specific requirements that, if followed, establish that a transaction falls within the Section 4(a)(2) exemption. Rule 506 does not limit the amount of money a Company can raise or the number of accredited investors it can sell securities to, but to qualify for the safe harbor, a Company must:

1. Not use general solicitation or advertising to market the Securities.

2. No sell Securities to more than 35 non-accredited investors (unlike Rule 505, all non-accredited investors, either alone or with a purchaser representative, must meet the legal standard of having sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment);

3. Give "*non-accredited investors*" specified disclosure documents that generally contain the same information as provided in registered offerings (*the Company is not required to provide specified disclosure documents to accredited investors, but, if it does provide information to accredited investors, it must also make this information available to the non-accredited investors as well*);

4. Be available to answer questions from prospective purchasers who are non-accredited investors; and

5. Provide the same financial statement information as required under Rule 505.

Purchasers receive "restricted securities" in a Rule 506 Offering. Therefore, they may not freely trade the Securities after the Offering, as explained on the "Resales of Restricted Securities" page at www.AlternativeSecuritiesMarket.com.

Section 18 of the Securities Act provides a Federal preemption of exemption from State registration and review of private offerings that are exempt under Rule 506. The States still have authority, however, to investigate and bring enforcement actions for fraud, impose State Notice Requirements and collect State Fees.

Special Note for 506 Offerings: The JOBS Act requires the SEC to eliminate the prohibition on using general solicitation and advertising to qualify for the Rule 506 Safe Harbor where all purchasers of the Securities are accredited investors and the issuer takes reasonable steps to verify that the purchasers are accredited investors. This not provision is not yet effective.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

An ISSUERS OBLIGATION TO INVESTORS TO HAVE SECURITIES LISTED ON www.AlternativeSecuritiesMarket.com

- **Financial Reporting** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to submitt un-audited financial reports signed by the Company CEO and/or CFO, dated within 60 days of listing on www.AlternativeSecuritiesMarket.com. Companies are also required to submit to Alternative Securities Markets Group for listing on the Company page at www.AlternativeSecuritiesMarket.com a complete set of un-audited financial reports signed by the Company CEO and/or CFO within 30 days of the close of each business quarter and a complete set of fully audited financial statements within 60 days of the close of each business calendar year. All audited financial reports must be completed by a Alternative Securities Markets Group approved Certified Public Accounting Firm.

- **State of the Company Updates** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to have a quarterly web conference or phone conference call in which a principal member of the company is required to give an update to all current investors and potential new investors (including financial analysts) who wish to participate. Members of the Company are required to allow for ample time for questions from conference call participants. Company CEO's are also required to draft a letter once per month to update investors on the current State of the Company. Both web conference / phone conference call, along with the CEO Letters on the State of the Company will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

- **Corporate Actions** – Companies listed on www.AlternativeSecuritiesMarket.com are required to report certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies, liquidations, issuances of any new securities not currently disclosed, any new debts incurred by the Company and any changes in management, atleast TEN DAYS prior to the record date. All of these notices will be listed on the Company page at www.AlternativeSecuritiesMarket.com.

Acknowledgement and Signature.

This Agreement, together with the "New Investor Questionnaire", "User Agreement", "Privacy Policy", "Investor Agreement", "Statement of Understanding of Securities Offered" and "Issuers Obligation to Investor", sets forth the entire understanding and agreement between Alternative Securities Markets Group and yourself, with respect to the subject matters hereof. By signing this agreement below, you state that you understand al the subject matter and terms of this entire agreement.

____
Signed

____
Printed Name

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StepOne Personal Health, Inc.

Direct Public Offering / ASM Main Market / Regulation A


Live Interactive IPO Video & Chat Feed Available on IPO Day

StepOne PERSONAL HEALTH

StepOne Personal Health, Inc.

- Delaware Stock Corporation
- SEC CIK Number: 0001606811
- ISIN Number: Pending
- Regulation A & Regulation S
- **Status: Pending SEC Qualification**

Terms of Investment:

- 21,000 - 9% Convertible Preferred Stock Shares
- $100.00 USD Per Share
- Shareholder Conversion Option - Year 2 Preferred converts to Common at Market Value - see prospectus for conversion details
- Shareholder Conversion Option - Year 3 Preferred converts to Common at Market Value minus 5% - see prospectus for conversion details
- Shareholder Conversion Option - Year 4 Preferred converts to Common at Market Value minus 10% - see prospectus for conversion details
- Shareholder Conversion Option - Year 5 Preferred converts to Common at Market Value minus 15% - see prospectus for conversion details
- Mandatory Conversion - Last Day of Year 5 Preferred converts to Common at Market Value minus 15% - see prospectus for conversion details
- OTCQB or OTCQX Listing in 2015 or 2016

Company Financial Reports:

- View Company Annual Audited and Quarterly non-audited Financials (**Link**)

Monthly "State of the Company" Letters:

- Monthly "State of the Company" Letter from Company Management to Investors (**Link**)

View a Copy of the Investment Prospectus:

- See all SEC Filings (**Link**)

StepOne Personal Health, Inc.

Your Health, Our Mission!

The year 2013 ushered in a new era highlighting the public's intrest aroundhealthcare and personal control of individual healthcare choices. Arguably,healthcare delivery, financing and education has been the most emotionallycharged issue over the past year with the passage, and now the implementation,of the Affordable Care Act creating a demand for primary care services that farand away outstrips the capacity. StepOne Personal Health's mission is todeliver a better experience for consumers while easing the burden on an alreadytaxed healthcare system. StepOne Personal Health is the virtual destination forconsumers trying to understand and make a positive impact on their health usingstate of the art technology to deliver a more satisfying and proactive experience,while engaging individuals in the active participation of their health needs.

Our platform connects individuals to health products, services and experts witheasy and convenient tools highly desired by this new generation of healthconsumers. Today's health consumer is continuously increasing their interestand engagement in improving health and optimizing their health, especially ifdealing with chronic disease or trying to prevent it. There is an increasing shifttoward complementary, integrative and holistic approaches to health - as well asthe historically traditional approaches to healthcare. Under our innovative model,StepOne Personal Health has created a virtual health platform to promotefunctional and preventive medicine offerings in a HIPAA compliant, consumercentric, and easy-to-use environment.

The Market Problem

The Affordable Care Act (ACA) of 2010 brought with it as much confusion asclarity to a population trying to understand the basics of a new law that willultimately affect every single person in our country. This new law will unavoidablydrive health plans and care delivery systems toward efficient medical homescentered on and around primary care services and disease prevention. Thecurrent, and soon to be overwhelming shortage of available primary carephysicians will place new demands on the marketplace and create opportunitiesin healthcare as never seen before. The need for technology and efficiency inthe traditional system, along with consumer demand for **access** and **service**,creates the optimal environment for rapid growth of StepOne Personal Health'splatform and suite of products, services and professionals.

The shift from traditional Western medical approaches to more holistic,complementary and social aspects of healthcare and community has contributedto an increasing demand for these primary care resources and services. StepOnePersonal Health has developed and deployed a reliable **destination** to meet thedemands of those individuals that want to be enlightened and engagedconsumers.

Nearly all consumers are now familiar with leveraging online resources forservices and products and they'll naturally rely on the Internet for their basichealthcare needs. This is especially true in the wellness and chronic diseaseareas. Individuals will search for information, want to log results and personalhistory, shop for services and products, as well as research health concerns.StepOne Personal Health is about delivering to that consumer an easy, secure,and personal set of health resources and tools, which allow them to bettermanage and maintain their health and healthcare finances.

Beginning in the late 1960s, initial efforts toward the development of a PatientCentered Medical Home (PCMH) evolved with the goal of improving healthoutcomes by offering comprehensive preventative modalities, medical educationand healthcare services. The goal assumes that the execution of acomprehensive, collaborative and team-based approach to healthcare will guideenthusiastic and engaged patients to become personally invested in their health, thereby placing the individual at the **center** of the model and **integrating** his or her multiple healthcare "touch-points".

StepOne Personal Health Public Offering

INVEST (U.S. Citizen)

INVEST (International)

The problem of fully delivering on this model has been the lack of successful strategies to engage consumers and to help the identification of "at risk" individuals for chronic metabolic disease, while providing individuals with reliable and convenient access to information, resources and services, thereby allowing individuals to own their health and, therefore, they can address issues quickly when they arise. The true portability of health (the patient record) has been elusive until the recent advent of the cloud computing technology and integrated information systems, now allowing consumers to participate, manage and effectively "**own**" their own health information.

StepOne Personal Health Business Description

Dr. Craig Brandman and David Clymer founded StepOne Personal Health in thefall of 2012 to address the challenges and deliver on the opportunities that haveaccompanied the multitude of changes within the healthcare services sector.

Three tenets, **action, empowered engagement and trending success**, culminate into the StepOne Personal Health embodiment known as the "Scienceof You."

As identified in our market problem, the Patient CenteredMedical Home model is the foundation of our platform, including a cooperativeteam-based approach utilizing coordination and communication tools crucial tothis collaborative effort. StepOne Personal Health has designed and developedportable, desktop and state-of-the-art mobile technology tools that integrate thesenew and innovative health and wellness offerings.

This consumer centric approach enables the individual to take charge of theirhealth and wellness, providing a comprehensive, integrated suite of health andwellness goods and services and drawing from the expertise of our carefullyselected health providers, a multitude of health topic experts and. Additionally, **StepOne Personal Health Enterprise Solutions** extends the same consumercentric model in a customized employer benefits group offering, leveraging thefinancial and productivity return of a healthy and inspired team of employees.

With StepOne Personal Health's proven consumer centered health record,StepOne Personal Health is able to deliver results-based data, trending resultsover time and improving individual compliance while lowering overall healthcarecosts to the consumer and the US health burden overall.

Products and Services:

The StepOne Personal Health platform allows for easy integration of servicesand products and is continually expanding it's offerings as new and improvedtools, technology and devices come available. As demand for products andservices arises SOPH will conitune to expand and compliment it's portfolio ofservices.

StepOne Personal Health recognizes the importance of our market segmentationand, therefore, has identified 5 discrete channels under which we deliver ourgoods and services.

1. Direct to Consumer Channel (DTC)

Lab, imaging and diagnostic services. Through our exclusivepartnership with MyMedLab, StepOne Personal Health allows ourcustomers to order initial or follow-up lab testing and other diagnosticswhile educating themselves about their person health. Thecomprehensive marketplace of over forty national reference labs andother diagnostic service providers enable the opportunity for custom-designed panels that can help guide consumers in a safe, responsiblemanner.

Telehealth - Live consumer lab reviews provided by board certifiedphysicians and physician extenders. All StepOne Personal Health'sconsumers have the opportunity to choose an expert from the SOPHpanel and establish a one on one educational encounter to discuss labspecifics and health education. This information allows the consumerto prepare for their physician visit and maximize the opportunity to optimize outcomes.

The StepOne Experience - For too long the old system put all the resources at the wrong end of the health care experience, once you get sick. The new laws were written to focus on awareness and earlydetection, but offering more services only helps if people use them.Finding these services, connecting them together, and bringing them toyou is the mission of StepOne Health. This advanced group of testsincludes the same 65 health values used in a yearly checkup orinsurance physical. It combines the General Health Screen including30 tests with two other individual tests evaluating common healthconcerns like Anemia and Infection (CBC), Abnormal Protein, glucoselevels (UA).

Assurant – Assurant, a niche-market provider of insurance productsas partnered with StepOne Personal Health on their RightStart®Association program, a retail defined benefit offering for lab services,among other health related offerings. This is a Direct to Consumerretail card purchased in retail stores that allows the consumer toreceive a General Health Screen, CBC, and Urinalysis.

The Thyroid Experience – New York Times Best Seller Thyroidauthor Mary Shomon created this 4 test panel of MUST KNOWNUMBERS for everyone with thyroid symptoms or family history.These tests create a foundation for tracking your personal thyroidnumbers over a lifetime. Personalize the numbers with additional teststo make a panel unique to you. When complete, purchase time toreview your numbers and history with Mary and other health experts toprepare for your next doctor visit. This panel includes a TSH, Free T4,Free T3 and a Thyroid Peroxidase AB (TPO).

The Vitamin D Experience - The Vitamin D Experience combines twoVitamin D 25 Hydroxy blood tests (before/after) drawn at a local lab inthe U.S or collected at home internationally with an advanced form of aVitamin D supplement. Often overlooked, Vitamin D is an importantnutrient involved in many of the body's normal functions. We naturallyobtain vitamin D from sunlight and foods in our diet, but how do youknow your body is maintaining a healthy level? The answer is to stopguessing and start testing.

Beyond Cholesterol Experience – Includes an NMR Test, a LiveResult Review, and the Health Record to track progress. Our CEO, Dr.Craig Brandman, Cardiologist and digital health pioneer participates inthe review process along with our board certified medical team. Thisvirtual heart health experience creates the starting point for theindividual's personal health journey. It's a revolutionary way to knownumbers, understand risks, and begin tracking how health changesover a lifetime. When results are complete, the consumer can choose atime to speak with one of our experts. Their job is to answer questions,review numbers with the consumer in real time and prepare them fortheir next provider visit. The NMR LipoProfile test is an advanced testevaluating the risk of a heart attack or stroke using nuclear magneticresonance (NMR) to provide a direct measurement of LDL particlenumber and size of LDL particles, as well as direct measurement ofHDL and VLDL. This health information allows the doctor to makemore personalized treatment decisions than only relying on standardlipid profile testing.

Vitamin B Methylation – Informed consumers are ever searching forways to optimize and understand their health. Methylation is a keybiochemical process that is essential for the proper function of almostall body systems. It occurs billions of times every second and is key inthe repair of damaged DNA. Most importantly, it controls homocysteine(an unhealthy compound toxic to blood vessels) while helping torecycle molecules needed for detoxification. B vitamins areinstrumental in ensuring these systems run smoothly. Without enoughof these vitamins, the process of methylation breaks down withcatastrophic consequences. The Methylation Experience includes agenetic profile, a general health screen, a complete blood count, ahomocysteine level and a comprehensive review with formerprofessional athlete and vitamin/methylation specialist Regina Brughdesigned to clarify and offer improvement modalities.

Food Allergy Experience – The Gluten Sensitivity Basic wasdesigned to be an extensive evaluation for the presence of CeliacDisease. Celiac Disease, also called gluten-sensitive enteropathy, is acondition where when you eat foods with gluten, your immune systemresponds by damaging the small intestine. Gluten is a protein in wheat,rye and barley. It is found mainly in foods but may also be in otherproducts. The initial test results will be used to establish your baselinedata used for comparison to future results. This profile includes Anti-Transglutaminase Antibodies (tTG IgA, tTG IgG), anti-Endomysial Ab(Endomysial IgA) and Immunoglobulin A (Total IgA) and a personalreview with a board certified medical provider.

Food Allergy Experience – Food allergies can often place unduestrain and stress on the human body. More and more consumers aretaking steps to protect themselves and make appropriate nutritionchoices based on improved food allergy testing. StepOne PersonalHealth offers several options for consumers to participate in this testingand educational program. Our tests examine either 96 or 184 food,molds and inhalant allergy markers from Alletess, the respected leaderin food allergy testing and a review with a nutrition and health expert.

Plavix Testing – Plavix (clopidogrel) is an antiplatelet agent used toinhibit blood clots in coronary artery disease, peripheral vasculardisease, and cerebrovascular disease. Several studies havedemonstrated the importance of CYP2C19 genotyping in patients usingPlavix up to 14% of patients are at high risk of treatment failurebecause they have lower levels of the active metabolite of Plavix andless inhibition of platelets and, therefore a nearly 3½ times greater riskfor major adverse cardiovascular events such as death, heart attack,and stroke. StepOne Personal Health has partnered with SmartDNA toprovide the backend testing for this critical anamoly. Many offeringsare complementary to other offerings and the Plavix testing is a perfectcompanion to the AliveCor product highlighted in the reseller channelsection.

Hormone Banking – StepOne Personal Helath has created a simpleway for women of all ages to get the answers they need. TheHormoneBank panel includes five of the most valuable hormonenumbers. The panel is available at over 2000 locations nationwidewithout the cost or inconvenience of a doctor's visit just to have blooddrawn. Panel includes Estradiol, Progesterone, Testosterone, AMCortrsol, TSH, General Health Screen, CBC, Urinalysis.

Testosterone Experience – Testosterone is extremely important for aman's health and overall well being. It can help prevent osteoporosis,determine your amount of muscle mass, control overall mood andperhaps most importantly act as a vital component to a healthy sex life.The first step is taking the "Am I testosterone deficient?" quiz in theplatform link. The next step is to get an objective measure of currentlevels. An accurate evaluation measures both the Total and FreeTestosterone that exists in the blood. Free Testosterone numbers arethe most important because they tell how much is available for use bythe body. Bound testosterone is not available to boost libido because itis not free to do so. Abnormal levels can initially be discussed with oneof our professionals and the consumer is always ultimately advised toconsult from the primary care provider.

PMS Relief Experience – Progesterone, which plays a crucial role inbrain function, is often called the "feel good hormone" because of its mood-enhancing and antidepressant effects and it helps to balanceestrogen hormones relieving many women from the undesireableeffects from PMS and menopause symptoms. Women who complainabout anxiety and irritability often notice that a corrected balance of theratio of progesterone and estrogen vastly reduces or eliminates thesefeelings. The consumer sends a saliva test on day(s) 14, 21, 28 of hercycle. The progesterone product is a topical preparation and the panelincludes: Progesterone Saliva, Estradiol Saliva, General HealthScreen, CBC, Urinalysis, Review with Expert and Progesterone cream.StepOne Personal Health has developed a reseller agreement withMaxHealthLabs pharmaceutical grade liposomal progesteronepreparations. Liposomal science encapsulates the nutrient inside aspherical bilayered phospholipid molecule, which then bypasses thedigestive system altogether and delivers the therapeutic agent to theblood stream and cells intact. It enables near 100% BioAvailability ofthe nutrient. This Patented Liposomal Technology delivers near orequivalent to I.V. preparations of the same therapeutic agent and isconsidered to cause less cellular stress on the body by manypractitioners and scientists.

Consumer Marketplace - A robust technological platform has beendeveloped and deployed exclusively for StepOne Personal Healthconsumers allowing a first-ever integrated, comprehensive healthexperience. We refer to this interface as an online "mall" thataggregates all of our best-in-class goods and services including a"suite" of personal health offerings assessing critical healthcomponents. These care packages, or what we call "experiences," arebuilt to find and fix specific health issues like vitamin deficiencies, foodallergies and risks for chronic disease. The consumer can select fromany one of these experiences to participate in lab testing, personaltrending and education and an opportunity to utilize cutting-edgenutrition, supplementation and topical preparations with never beforeseen success in health measures.

Autism Health Services - The StepOne Personal Health autismprogram was born out of this significantly underserved market. Thereis a compelling argument for improved testing, education and directionfor the parents of autistic children, delivering services in acompassionate and responsible manner.

Anemia Experience – Anemia, a condition in which the body does nothave enough healthy red blood cells to adequately deliver oxygen tohuman tissues. Anemia invokes exhaustion and a general lack ofphysical and mental energy. There are a variety of anemia types eachhaving its own cause. Anemia can be temporary or long term, and itcan range from mild to severe. Our general health screen identifies lab values that may demonstrate abnormalities in blood cell counts thatcan identify such afflictions. StepOne Personal Helah consumers canseamlessly share these results with their personal health professionaland take advantage of our extensive knowledge library.

Personal Numbers – In an urgent or emergent health setting it isimperative for all ndividuals to know their blood type. StepOnepersonal numbers is a simple and convenient way for consumers tounderstand their blood type and Rh antigen testing. Consumers caneasily order online, print their digital lab order (DLO) and take into theirlocal lab draw station. Afterwhich the results are returned withing 24hours.

Weight Loss – StepOne weight loss programs help consumersunderstand their baseline numbers as they pursue healthy lifestylechoices. Consumers can easily order online, print their digital lab order(DLO) and take into their local lab draw station. Afterwhich the resultsare returned withing 24 hours. All consumers can take advantage ofStepOne Personal Health's tools and programs that allow ourconsumers to reach their maximum potential and achieve their healthyweight goals.

Hepatitis Screen – Hepatitis C, a viral infectious disease primarilyaffecting the liver is often asymptomatic in individuals, however chronicinfection can lead to liver damage and ultimately to cirrhosis and, ifuntreated can lead to liver failure, liver cancer or life-threateningesophageal complications. Symptoms are typically mild and vague,including appetite suppression, fatigue, nausea, muscle or joint pains,and weight loss. StepOne Personal Health offers a comprehensivescreen including a Hepatitis C Screen, General Health Screen, CBC,and a Urinalysis. The consumer can establish their record privatelyand confidentially and take their digital lab order (DLO) to their local labdraw station to get the process started.

2. Affordable Care Act Channel (ACA)

Arches (Health Insurance Initiative) Channel - This channelrepresents the consumer empowerment and engagement componentof the most prominent "health insurance exchange" under the 2010Affordable Care Act. The Arches exchange, based out of Salt LakeCity, has aligned with StepOne Personal Health to help acceleratepatient acquisition and provide the testing and diagnostic services forall new members signing up under the new health law. Thisidentification of at-risk benficiaries will allow Arches to fulfill its promiseof being new healthcare; a health plan focused on optimizing memberoutcome and engament - not on profits. As StepOne Personal Healthdelivers results and perfects this solutions for Arches, it will expnadinto exchanges in multiple states.C. Reseller Channel (RSL)

Genetic Testing - StepOne Personal Health is a preferred providerand strategic partner to SmartDNA, a genetics research and testingspecialist out of Melbourne Australia. StepOne Health believes thefuture demand in the pharmacogenetic testing space is in its infancy.Our partnership with SmartDNA provides the opportunity to participatein one of the most valuable and exciting new health services availableto consumers world-wide, many which are currently clinically relevantand under-deployed.

ProActive Health Education specializing in high-quality media andeducational tools by America's top fitness trainers targeting, not onlywellness programs, but specific disease management programs forissues such as diabetes and heart disease.

Liposomal Vitamin C Scientific evidence clearly shows the use ofHigh-Dose Vitamin C Therapy to be extremely successful in treatingpatients with various illnesses. At least 300 functions in the humanbody depend on adequate levels of Vitamin C, starting with themanufacture of collagen, a protein substance found in skin, ligaments,bones, and many other body tissues. StepOne Personal Health hasdeveloped a reseller agreement with MaxHealthLabs pharmaceuticalgrade liposomal vitamin C preparations. Liposomal scienceencapsulates the nutrient inside a spherical bilayered phospholipidmolecule, which then bypasses the digestive system altogether anddelivers the therapeutic agent to the blood stream and cells intact. Itenables near 100% BioAvailability of the nutrient. This PatentedLiposomal Technology delivers near or equivalent to I.V. preparationsof the same therapeutic agent and is considered to cause less cellularstress on the body by many practitioners and scientists.

AliveCor delivers the first of its kind portable handheld ECG machinethat works with today's iPhone or Android devices. AliveCor has beenshowcased at many health events, has been used in practice torecognize acute heart attacks and has been the feature subject ofEmmy Award winning CNN health correspondent Sanjay Gupta, MD'shealth technology program. Celebrity cardiologist Eric Topol has usedthis handhelp device on more thast one occasion to identify an acuteheart attack on a major airline, influencing an emergency landing toquickly get these people to first-responders.

3. Expert Review Channel (REV)

Expert Review Services - StepOne Personal Health offers personal,private and confidential expert review services to accommodate theneeds of the consumer on their schedule. While this review is notmeant to be a substitutioin for the consumer's primary care visit withtheir healthcare provider, our seasoned and board certifiedpractitioners can field specific or general health questions, help withidentifing individual risk factors while helping to create a responsibleaction plan. This service is meant to complement the consumer'sprimary provider and provide a highly desired platform for informationand idea exchange.

4. Enterprise Channel (ENT)

Enterprise - StepOne Personal Health has employed the seasonedskills and expertise of Jeff Gary to deliver the same consumer centricmodel in a customized, employer benefits group offering, leveragingthe financial and productivity return of a healthy and inspiredworkforce. StepOne Personal Health can help achieve employerhealth group goals by working with corporate benefits teams to identifyrisks, deliver preventive services and maximize the corporatehealthcare spend.

5. Virtual Concierge Services (PRO)

Provider and Concierge White-Label Services – One of the mostexciting aspects of StepOne Personal Health's value proposition is tooffer services that are complementary to the primary care services andthe professional resources already existing in the consumer'senvironment. Independent physician group practices currently struggleto provide safe and comprehensive health services to their patientswhile still remaining profitable. It has become evident that the future ofhealthcare will rely on measurable patient outcomes as opposed tofee-for-service. With StepOne Health's white-label services and ourunique virtual destination, physician groups and individual medicalservices providers can leverage StepOne Health's suite of onlineresources including integrated lab and diagnostic connections, healthtrackers, risk assessment modules and access to professionalresources for new and unique consumer offerings. To effectively shareinformation and make prositive differences in consumer health requiresan exchange of information and a cooperating partnership with avariety of health professionals. StepOne Health accommodates this bi-directional relationship with cooperating partners wishing to serve theirpatient base in a truly comprehensive manner.

Company Executives:

Mr. Craig Brandman - Chief Executive Officer & Chief Financial Officer

Dr. Brandman is a UCLA trained cardiologist. After practicing in the San Francisco Bay Area for many years, Dr. Brandman became a successful entrepreneur in and out of the healthcare industry. For more than 20 years, Craig has brought his comprehensive knowledge of the business of medicine, the clinical requirements of daily practice, and the benefits of technology to health care organizations. Craig was co-founder and CEO of MEDILINQ in addition to creating two other companies including LawPlus, which provided communications solutions to the legal community; and GryphonCA, which provided secure communications solutions to the health care and legal services industries. Before developing these successful companies, Craig was Managing Partner responsible for all clinical services and initiatives for a $65 million physician-management services organization. He has first-hand knowledge of medical transcription, and has harvested its benefits to produce cost-savings for several organizations. Craig received his MD from the SUNY-Downstate Medical Center in New York, and his postgraduate training in Cardiology at the Harbor General Campus of UCLA Medical Center in Los Angeles. Craig is also our Chief Medical Officer and oversees all medical policy and review as well as the oversight of our medical professionals.

Mr. David Clymer - Senior Vice President of Strategic Initiatives

David began his career as a regional lab provider in Missouri in 1993. David created MyMedLab, allowing consumers to make informed health care choices for themselves and their families. In 2004 industry leading health providers and the power of the internet took MyMedLab nationwide to becaome one of the first direct-to-consumer lab services in the nation. David still maintains his capacity as CEO of MyMedLab and supplies a critical back-end function and a valuable strategic partnership. David graduated from Southeast Missouri State University.

Mr. Steven J. Muehler - Capital Markets Consultant

Mr. Steven J. Muehler is the Founder & Chief Executive Officer of the Alternative Securities Markets Group. Mr. Muehler is also the host of the weekly Radio and HD WebTV Show "On the Corner of Main Street and Wall Street". Additional information about Mr. Steven J. Muehler can be found at: **http://www.SteveMuehler.com**

FOLLOW US:

Mr. Steven J. Muehler

Founder of the "Alternative Securities Market"
Host of "Steve Muehler, on the Corner of Main Street and Wall Street"

HOME ABOUT INNOVATION DISRUPTIVE INNOVATION MY TWITTER VIDEO BLOG CONTACT

Disruptive Innovation: *"A term of art describing a process by which a product or service takes root initially in simple applications at the bottom of a market and then relentlessly moves up market, eventually displacing established competitors."*

In April of 2014, I introduced the "***Alternative Securities Markets Group***" and the "***Alternative Securities Market***" to the the CrowdFunding Landscape. The Landscape of CrowdFunding today is oversaturated with with "*alleged Crowdfunding professionals*" that have absolutely no investment banking experience. Currently, Crowdfunders are limited to the issuance of Regulation D Securities to a class of investors known as "Accredited Investors" (*generally the elite upper 7% of U.S. Citizens, also referred to as "the rich"*) to invest in their companies. Because the Alternative Securities Market main class of securities are Regulation A Securities, *all investors* (*not just "the rich"*) can invest in the majority of the securities listed for sale on the Alternative Securities Market.

You may be asking yourself at this point, "*why don't the "CrowdFunders" utilize Regulation A to raise investor capital*"? The answer is quite simply (*and quite sad*), as is stated on the "***About***" tab on this website (*toward the bottom of the page*), a Regulation A Securities Offering requires the legal drafting of "***SEC Form 1-A***" (*a lengthy legal document*), and the submission of the SEC Form 1-A to the SEC for Review, Comment and Qualification. This process can take weeks to months (*depending on your ability to prepare a complete registration document and then respond to comments from the SEC*). and then once completed, there can be costs of thousands of dollars of costs as the company files the qualified Regulation A for a public offering of securities in multiple states. Lets be honest, most "Regulation D" entrepreneurs and brokers generally are not willing, or are even unable to incur thousands of dollars in registration fees.

It is for this exact fact I established the Alternative Securities Markets Group, essentially invading the CrowdFunding Landscape with a "***superior CrowdFunding product at a price point that other CrowdFunders cannot compete with***". *How do we do this you may ask?* The answer is simple, we pay for all the State Registration Costs associated with a Company's Regulation A Public Offering (*we do recover the costs as the company becomes capitalized on the Alternative Securities Market as a cost of offering*), and the only financial responsibility any listed compay has to the Alternative Securities Market is a monthly public reporting fee of $75, which is for the public distribution of the annual, quarterly and monthly public reporting requirements of all companies on the Alternative Securities Marlet.

The ultimate differences between the Alternative Securities Market and the rest of the CrowdFunders are:

- The Alternative Securities Market is able to be invested in by *ALL INVESTORS*, including Accredited and Non-Accredited Investors, U.S. Citizens and Non-U.S. Citizens, as well as private individual investors and institutional investors.
- Investors do not need to submit personal financial documents in order to invest (*as is associated with Regulation D Investments*)
- All Companies on the Alternative Securities Market agree to be "*public reporting companies*", which includes (*but is not limited to*): (1) quarterly un-audited financial statements, (2) annual audited financial statements, (3) quarterly conference calls with shareholders, (4) monthly "state of the company letter" to shareholders, (5) corporate action notices, which include (*but not limited to*): mergers, acquisitions, stock issues and stock splits, reverse splits, etc.
- Most Securities on the Alternative Securities Market are able to be sold or traded on the Alternatve Securities Markets Group Secondary Securities Market, which is a secondary "Ebay" style market where investors can post their Regulation A, Regulation S and Regulation D "unrestricted" Securities for sale (*termed as "posting an Ask"*), and buyers can review sellers "ask" terms, as well as the company's information for which the seller is selling securities, and post a "bid" to buy the securities for sale in an "online auction". The majority of Regulation A are issued "non-restricted" and can be immediately bought and resold immediately, while Regulation D and Regulation S Securities are restricted from resale for a period of 6-12 months.
- The Alternative Securities Market is *not* a "*for hire*" market (*unlike all the CrowdFunding platforms that post information for any company that will pay their listing fees*)! All companies must apply for listing, go throug a due diligence period while we consider the Company's listing, and then go through a registration process with the United States Securities & Exchange Commission as well as with various State Regulators.

In each of the last five years, less than twenty Regulation A's have been submitted to the United States Securities & Exchange Commission for review, comment and qualification. In 2013, only a total of eleven Regulation A Registration Statements were submitted to the SEC. The Alternative Securities Market opened its doors in April of 2014, and since opening, I have personally authored and submitted more than Thirty Regulation A Registration Statements to the United States Securities & Exchange Commission in just over four months (*I am currently the undisputed Regulation A Champion with no close second*). I fully expect the eclipse the 100 mark before the close of 2014!

My Regulation A Registration Statements Drafted and Submitted to the United States Securities & Exchange Commission (Since April 1st, 2014 to October 1st, 2014):

Companies on the Market (client Regulation A's)

- Broadcast 3DTV, Inc.
- Carbon Crafters, Inc.
- Cyber Holdings, Inc.
- Diggers BBQ Franchise, Inc.
- FlashPoints Advertising Systems, Inc.
- Leo Tech Holdings, Inc.
- ManeGain, Inc.
- Omega Creamery, Inc.
- PV Developers I, LLC

- PV Developers II, LLC
- Real Hip-Hop Network, Inc.
- Remington Energy Group Corporation
- Rum Cay Ocean Resort & Spa Development, LLC
- Rum Cay Ocean Resort & Sap Development II, LLC
- Samba Brazilian Gourmet Pizza Corporation
- Secure Authenticated Systems, Inc.
- StepOne Personal Health, Inc.
- U.S. Grand Prix Championship Corporation
- XCalibur Shoes

ASMG Regulation A's:

- Alternative Securities Markets Group Aviation and Aerospace Market
- Alternative Securities Markets Group Biofuels Market
- Alternative Securities Markets Group California Water Rights Market
- Alternative Securities Markets Group Commercial Mortgage Clearinghouse
- Alternative Securities Markets Group Energy Market
- Alternative Securities Markets Group Entertainment and Media Market
- Alternative Securities Markets Group Fashion and Textiles Market
- Alternative Securities Markets Group Financial Services Market
- Alternative Securities Markets Group Food and Beverage Market
- Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
- Alternative Securities Markets Group Fixed Income Mortgage Fund II, LLC
- Alternative Securities Markets Group Fixed Income Mortgage Fund III, LLC
- Alternative Securities Markets Group Hotel and Hospitality Market
- Alternative Securities Markets Group Life Settlement Market
- Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
- Alternative Securities Markets Group Mining & Mineral Rights Market
- Alternative Securities Markets Group Mining & Mineral Rights Market
- Alternative Securities Markets Group Oil & Natural Gas Market
- Alternative Securities Markets Group Residential Mortgage Clearinghous
- Alternative Securities Markets Group Restaurant and Nightclub Market
- Alternative Securities Markets Group Retail and E-Commerce Market
- Alternative Securities Markets Group New Technologies Market

We anticipate that the Alternative Securities Market will be the #1 Rated "CrowdFunding" Platforms and "Private Securities Markets" operating, not only in the United States, but on Planet Earth (*we are not yet opposed to increasing operations to other Planets or Galaxies in the not so distant future if the opportunity should ever arise*). The Alternative Securities Markets Group anticipates filing SEC Form 1 with the United States Securities & Exchange Commission prior to the close of the year 2014, which will make the Alternative Securities Market a Public Stock Exchange.

Visit
Alternative Securities Markets Group
4050 Glencoe Avenue
Marina Del Rey, California 90292

Call
T: 213-407-4386

Contact
Legal@AlternativeSecuritiesMarket.com

FINRA
Financial Industry Regulatory Authority

Interim Form for Funding Portals

If you intend to act as a funding portal under the JOBS Act, you may voluntarily submit this form to inform us about your future funding portal business. Your voluntary submission of the requested information will help FINRA better understand the funding portal community and help us develop rules specific to funding portals. FINRA will accord confidential treatment to the information that you submit.

Although a further filing will be needed before FINRA will be able to grant you membership, we intend to prepopulate for you a future funding portal membership form with the information that you submit on this form. FINRA membership will be made available after the SEC has adopted funding portal registration and other rules, and has approved FINRA's funding portal rules.

Please feel free to supplement the information that we request on this form with any additional information that you believe would be helpful.

Please submit the form to: fundingportals@finra.org. If you have any questions, please contact us at (212) 858-4000 and select "option 5."

Contact Information

Please provide us a contact person whom we can ask follow-up questions.

Contact person

First name	Steven Joseph
Last name	Muehler
Email address	Legal@AlternativeSecuritiesMarket.com
Phone number	213-407-4386
Fax number	None

Mailing address

Company name	Alternative Securities Markets Group Corp.
Street address, line 1	4050 Glencoe Avenue
Street address, line 2	Click here to enter text.
City	Marina Del Rey
State	California
Country	Los Angeles
Postal code	90292

Information About Your Business

I. General Information

a. Full Name of Funding Portal ("FP")

Alternative Securities Market

b. Any Other Name(s) Under Which Business Is or Will Be Conducted

None

c. Business Address

4050 Glencoe Avenue, Marina Del Rey, California 90292

d. All Website Addresses Where Business Is or Will Be Conducted

http://www.AlternativeSecuritiesMarket.com

e. Legal Status of FP (*e.g.*, Corporation, Limited Liability Company ("LLC"), Partnership, Sole Proprietorship or Other)

California Stock Corporation

f. State/Country of Formation

California

g. Date of Formation

October 2014

II. Ownership

a. Please use the schedule below to identify the *direct* owners of the FP. Please include, as applicable:

i. any shareholder that directly owns 5 percent or more of a class of a voting security of the FP, unless the FP is a public reporting company (that is, subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934 (the "Act"));

ii. all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5 percent or more of the partnership's capital;

iii. any trust, and each trustee, that directly owns 5 percent or more of a class of voting security of the FP, or has the right to receive upon dissolution, or has contributed, 5 percent or more of the FP's capital; and

iv. all members of an FP that is a LLC that have the right to receive upon dissolution, or have contributed, 5 percent or more of the LLC's capital.

b. Please use the schedule below to identify the *indirect* owners of the FP. Regarding each direct owner provided in response to the above question, please complete the schedule below as follows:

   i. in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25 percent or more of a class of a voting security of that corporation; (Note: For purposes of this schedule, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security);

   ii. in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25 percent or more of the partnership's capital;

   iii. in the case of an owner that is a trust, the trust and each trustee; and

   iv. in the case of an owner that is an LLC , (i) those members that have the right to receive upon dissolution, or have contributed, 25 percent or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

(Note: Continue up the chain of ownership listing all 25 percent owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Act) is reached, no further ownership information up the chain is required.)

Full Legal Name	Domestic or Foreign Entity or Individual	Entity in Which Interest Owned	Percentage of Interest in Entity Owned	CRD number, SSN or Tax ID
Mr. Steven Joseph Muehler, Founder & Chief Executive Officer	Individual	Alternative Securities Markets Group Corporation	100%	47-2050153
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(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

c. Identify (i) all subsidiaries of the FP and (ii) any affiliated entities with which the FP will engage in a business relationship in connection with its funding portal activities. Please identify any of these entities that are broker-dealers.

None

III. Funding

a. Source of Funding

Please identify below all contributions of equity capital or debt financing made to the FP's business.

Date	Name of Source	Recipient	Amount	Type (Equity or Debt)
October 2014	Mr. Steven J. Muehler	Alternative Securities Markets Group Corporation	$10,000 opening balance	Equity
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(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

IV. Management and Disclosure

a. Please identify by name, title and, if applicable, CRD number, each person associated with the FP who is or will be engaged in the management, direction or supervision of the FP's business.

Mr. Steven Joseph Muehler, Founder and Chief Executive Officer

b. Statutory Disqualifications

Is the FP or any person identified in response to questions II.a. or IV.a. subject to statutory disqualification pursuant to Section 3(a)(39) of the Act? (FINRA notes that we may expand this question to include additional persons in the future funding portal membership form.)

☐ Yes X No

[If 'Yes' indicated above] As applicable to the FP and each person, identify the nature of the disqualifying event, provide CRD number (if applicable) and describe the anticipated role with the FP.

None

c. Other Disclosure History (FINRA notes that we may expand this question to include additional persons and events in the future funding portal membership form.)
Is or has the FP or any person identified in response to questions II.a. or IV.a. been the subject of the following (or is any of the following otherwise true with respect to the FP or such person(s) identified): (i) any permanent or temporary adverse action by a state or federal authority, or a self-regulatory organization, with respect to a registration or licensing determination regarding the FP or any person identified in response to questions II.a. or IV.a.; (ii) a pending, adjudicated or settled regulatory action or investigation by the SEC, the CFTC, a federal, state or foreign regulatory agency, or a self-regulatory organization; (iii) an adjudicated or settled investment-related private civil action for damages or an injunction; (iv) a criminal action (other than a minor traffic violation) that is pending, adjudicated, or that has resulted in a guilty or no contest plea; (v) the FP or any person identified in response to questions II.a. or IV.a. is subject to unpaid arbitration awards, other adjudicated customer awards, or unpaid arbitration settlements; (vi) any person identified in response to questions II.a. or IV.a. was terminated for cause or permitted to resign after an investigation of an alleged violation of a federal or state securities law, a rule or regulation thereunder, a self-regulatory organization rule or an industry standard of conduct; or (vii) a state or federal authority or self-regulatory organization has imposed a remedial action, such as special training, continuing education requirements, or heightened supervision, on any person identified in response to questions II.a. or IV.a..

X Yes ☐ No

[If 'Yes' indicated above] As applicable to the FP and each person identified, provide CRD number (if applicable), the person's role with the FP and a description of the event(s).

Mr. Steven Joseph Muehler - See attached "California Cease and Desist" order and the Notes on Page 1 and the Underlined Section on the Second to Last Page.

V. Business Relationships, Business Model and Compensation

a. Certain Business Relationships
Please describe all business and contractual relationships the FP will maintain, as applicable, with the following:
   i. Escrow agents, transfer agents, and custodians of investor funds and securities
   ii. Securities brokers and dealers
   iii. Recordkeeping

See Attachments: 1. Business Description 2. U.S. Investor Suitability Questionnaire

3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

b. Please describe the FP's business model (*e.g.*, the types of securities to be presented to investors, any limitations on the types of issuers, how issuers will be presented to investors).

See Attachment 1. Business Description 2. U.S. Investor Suitability Questionnaire 3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

c. Please describe the forms and sources of compensation that the FP and persons associated with the FP expect to receive (*e.g.*, transaction-based, referral-based, flat fee, from issuers, from investors).

See Attached Business Description

d. Do you plan to use any pre-dispute arbitration agreements?

X Yes ☐ No

e. Please describe how the FP addresses the requirements for funding portals under the JOBS Act. In particular, please describe how the FP would (i) address investor education; (ii) take measures to reduce the risk of fraud with respect to funding portal transactions; (iii) ensure adherence to the aggregate selling limits; and (iv) protect the privacy of information collected from investors.

See attachments: 1. Business Description 2. U.S. Investor Suitability Questionnaire 3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Financial Industry Regulatory Authority
CrowdFunding Web Portal Registration
1735 K Street
Washington, D.C. 20006

Dear FINRA;

Enclosed you will find a Pre-CrowdFunding Web Portal Registration for "Alternative Securities Markets Group Corporation" (www.AlternativeSecuritiesMarket.com).

The Alternative Securities Market ("ASM") aims to be the First CrowdFunding Primary and Secondary Market for Regulation A Securities. The Alternative Securities Market is a ***Private***, Transparent Equity and Debt Marketplace that offers market participants a comprehensive range of services to meet both the the needs of issuers and investors. These services include a facility for "Direct Initial Public Offerings" for Qualified Regulation A Securities, Self-Directed IRAs, as well as a Private Secondary Resale Facility for the resale of Regulation A Securities (The "Ebay Style" Secondary Market is a portal where a Seller can post an "ask", and a Buyer can post a "Bid" to buy. The communications are only between a seller and a buyer. All sales are ONLY directly between a buyer and a seller. A seller pays a posting fee at the time of posting the ASK. There are no sales compensations).

The Alternative Securities Markets Group Corporation ("ASMG") is the operator of the Alternative Securities Market.

There are four market segments of the Alternative Securities Market:

1. *ASM Venture Market:*
    a. U.S. & Canadian Companies Only
    b. Securities are issued pursuant to Regulation A and Regulation S
    c. Minimum Offering: $100,000
    d. Maximum Offering: $1,000,000
    e. Equity, Debt (asset backed) & Convertible Preferred
    f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
    g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
2. *ASM Main Market:*
    a. U.S. & Canadian Companies Only
    b. Securities are issued pursuant to Regulation A and Regulation S
    c. Minimum Offering: $1,000,001
    d. Maximum Offering: $5,000,000
    e. Maximum Offering: upon enactment of Regulation A Plus, Tier II, the maximum Offering will increase to $50,000,000
    f. Equity, Debt (asset backed) & Convertible Preferred
    g. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
    h. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
3. *ASM Global Private Market:*
    a. U.S., Canadian & International Companies
    b. Securities are issued pursuant to Regulation D Rule 506
    c. Minimum Offering: $1,000,000
    d. Maximum Offering: No Maximum
    e. Equity, Debt (asset backed) & Convertible Preferred (others may be considered)
    f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
    g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
4. *ASM Pooled Funds Market:*
    a. Private Pooled Investment Funds (Real Estate Funds, Private Equity Funds, Hedge Funds, Etc.)
    b. Securities Issued pursuant to Regulation D or Regulation A (if available)
    c. Minimum Offering: $100,000

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

d. Maximum Offering: $No Maximum
e. Equity, Debt and Convertible Preferred (others may be considered)
f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

Mandatory Public Reporting Requirements for Companies listed on the Alternative Securities Markets Group are listed starting at the bottom of this page. Though these requirements may differ from those required of the Securities & Exchange Commission or by any State Securities Regulator, it is the Alternative Securities Markets Group Corporation's determination that these mandatory public reporting requirements are in the best interest of the investing public, and are mandatory for all companies listed on the Alternative Securities Market. The Alternative Securities Markets Group Corporation's policy is not to engaged or list any company on the Alternative Securities Market that does not fully agree to, and keep current on the below public reporting requirements. Any company who fails to supply the below listed public reporting items, shall be '*delisted*' from the Alternative Securities Market and that Company's unrestricted securities held by investors, will not be allowed to be posted on the Alternative Securities Markets Group Secondary Resale Market ("*Alternative Securities Markets Group's Securities Clearinghouse*").

The Alternative Securities Markets Group's Securities Clearinghouse is essentially an "Ebay Style" of an online auction board where a holder of an unrestricted security of a company ***listed on the Alternative Securities Market*** can post an "*ask*" for the sale of shares, and a potential buyer can post a "*bid*" to buy the shares. The transaction is ***ONLY*** between a seller and a buyer, and a seller pays a nominal fee to post an "*ask*" on the "*Alternative Securities Markets Group's Securities Clearinghouse*". There are no sales commissions or "*spreads*" paid to the Alternative Securities Markets Group Corporation, and trades are only closed during a two hour window per week, which will be part of the Company's weekly "*concentrated trade volume*" (*though "asks" can be posted 24/7, and "bids" can be submitted 24/7*). The Alternative Securities Markets Group Corporation's only compensation is from the seller, and that is paid at the time of the seller posting the "*ask*", it is not dependent on whether the seller is successful in selling their securities or not. There is no compensation paid by the buyer.

The Mandatory Public Reporting Requirements of all Companies listed on the Alternative Securities Market are as follows:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

The Alternative Securities Markets Group is further broken-down in EIGHTEEN MARKET SEGMENTS. Each of the below Market Segments were formed to: (1) operate as both an Independent Primary and Secondary Market Segment of the Alternative Securities Market for the Direct Initial Public Offering of Securities to the investing public and for the establishment of a Secondary Resale / Trading market for the direct resale of securities for companies listed on the Alternative Securities Market and current on all public reporting requirements., and (2) to act as a Private Equity Capital Partner to early and growth stage companies listed on one of the below listed market segments.

1. The Alternative Securities Markets Group Aviation and Aerospace Market
2. The Alternative Securities Markets Group Biofuels Market
3. The Alternative Securities Markets Group California Water Rights Market
4. The Alternative Securities Markets Group Commercial Mortgage Clearinghouse
5. The Alternative Securities Markets Group Energy Market
6. The Alternative Securities Markets Group Entertainment and Media Market
7. The Alternative Securities Markets Group Fashion & Textiles Market
8. The Alternative Securities Markets Group Financial Services Market
9. The Alternative Securities Markets Group Food and Beverage Market
10. The Alternative Securities Markets Group Hotel and Hospitality Market
11. The Alternative Securities Markets Group Life Settlement Market
12. The Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
13. The Alternative Securities Markets Group Mining & Mineral Rights Market
14. The Alternative Securities Markets Group Oil and Natural Gas Market
15. The Alternative Securities Markets Group Residential Mortgage Clearinghouse
16. The Alternative Securities Markets Group Restaurant and Nightclub Market
17. The Alternative Securities Markets Group Retail and E-Commerce Market
18. The Alternative Securities Markets Group New Technologies Market

Each of the above are Limited Liability Companies (*either existing or pending registration*) of the Alternative Securities Markets Group Corporation. Each of the above LLCs make "*micro investments*" in each company listed on its Market Segment. These "*micro investments*" in each Company are made through the payment of State or Federal Fees and/or services rendered. These fees and/or services are detailed below (*but are not limited to*):

1. SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
2. SEC CIK Number Issuance - $0.00
3. International Stock Identification Number: $500
4. SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
5. NASAA Coordinated Review Submission - $450 for NINE States
6. State Registration and Filing Fees for Direct Initial Public Offering:

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

a. California: $200 plus 1/5 of 1% of the Offering
b. New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
c. Florida: $1,000
d. Texas: $100 plus 1/10th of 1% of the Offering
e. New Jersey: $1,000
f. Pennsylvania: $500 Plus 1/20th of 1% of the Offering
g. Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
h. Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)

NOTE: The costs detailed above are either earned or paid by the Alternative Securities Markets Group Corporation, and are considered a debt of the Company. The Company issues a "Debt Note" to the Alternative Securities Markets Group Corporation upon each expenditure, or at qualification of the Regulation A by the SEC. Each debt note shall have an annualized rate of interest of 12%, with no monthly interest payments due, and all debt notes have a maturity of twelve months from the date of issuance. The Alternative Securities Markets Group recovers these expenditures from the "*Cost of Offering*" of each Company's Public Offering, and debt notes are paid as the Company gains capitalization on the Alternative Securities Market. If after 365 days from the date of issue, if any debt notes have not been paid in full (repurchased by the Company) from the "*costs of offering proceeds*", the entire debt note shall be voided and no further attempts to collect the funds will be made by the Alternative Securities Markets Group.

NOTE: Though the Company's on the Alternative Securities Market estimate a "Cost of Offering" of roughly 5% of offering amount, ABSOLUTELY NONE OF THESE FUNDS ABOVE THOSE POSTED ABOVE ARE PAID TO THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION OR ANY AFFILIATES OR SUBSIDIARIES OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION. It is estimated that Company legal fees, Company accounting expenses, Company Marketing and Advertising expenses 'could' potentially reach 5% of the gross offering amount. All of the costs and fees are at the discretion of the Company, and not the Alternative Securities Markets Group.

Alternative Securities Markets Group's Compensation:

- All companies pay a monthly "Public Reporting fee" to the Alternative Securities Markets Group per month. This monthly revolving fee is between $35 and $75 per month. This fee starts at the execution of the agreement and continues until the company is quoted on an OTC Market or a Regulated Stock Market, chooses to leave the Alternative Securities Market.
    - This Monthly Fee is paid for the following services:
        - Public Reporting of the Company's Monthly, Quarterly, Annual and other periodic reports
        - Company Listing on the Alternative Securities Market
        - Ensuring the Company's "Back Office" page is current and correct
- The Alternative Securities Markets Group Corporation, or a Market Segment Subsidiary, receives a fully diluted equity potion in each Company listed on the Alternative Securities Market. In lieu of charging each company $15,000 to $50,000 for services to be rendered, it is the position of the Alternative Securities Markets Group that cash liquidity is essential to health of each company listed on the Alternative Securities Market, and has chosen to take an equity position in each company as opposed to burdening each of our early stage and growth stage companies with a heavy financial burden. The diluted equity position in each company ranges from 1% to 5% depending on many varying factors.
- Debt Investment interest made in each company during the registration process of the Regulation A is detailed earlier in this document.

What the Alternative Securities Market does and does not do:

<u>DOES (for the Company):</u>
- Prepares all Regulation A SEC submissions on SEC Form 1-A
- Prepares and Submits SEC Form ID for SEC Edgar Access and CIK Number
- Assists Companies in all responses to comments received on Regulation A Submissions
- Lists the Company's general company and offering details on the appropriate Alternative Securities Market Tier and Market Segment

- Provides an online PDF copy of the current Regulation A submission along with a link to the Company's SEC Edgar page.
- Provides an online subscription agreement (username and password protected, and only made available to investors who have completed the Alternative Securities Markets Group Investor qualification questionnaire. NOTE: No member of the Alternative Securities Markets Group is able to accept any subscription agreements. ONLY the Investor and a member of the Company can sign and accept a subscription agreement).
- Provides all companies with a " Username and Password Protected Securities Compliance Back Office" that contains (but is not limited to):
    - Copies of all State, Federal and International Securities Filings
        - SEC Filings
        - NASAA / State Filings
    - Copies of all Subscription Agreements Completed
    - Copies of Investment Wires or Checks (these are provided to ASMG by the Company)
    - Excel Spreadsheet detailed current and past shareholder of the Company, number of units owned, amounts paid

DOES NOT *(for the Company):*

- No Member of the Alternative Securities Markets Group in any way promotes or solicits investments for Companies listed on the market.
- No Member of the Alternative Securities Markets Group distributes an Investment Prospectus for a company.
- No Member of the Alternative Securities Markets Group speaks to an investor about a particular company's securities or offerings. If ASMG is contacted by a Potential Investor or Investor wishing to speak about a particular offering or inquiring details about a company listed on the Alternative Securities Market, the Investors or Potential Investors are forwarded to a representative of the Company. The Alternative Securities Markets Group Corporation is an equitable interest owner in each company listed on the Alternative Securities Market (in exchange for the services detailed above), it, nor any of its members or affiliates, engage in any conversations about the Companies listed on the Alternative Securities Market or their securities. The only interaction the Alternative Securities Markets Group Corporation provides is online content about a company and their offerings, and a link to the Company's SEC Form 1-A (Regulation A) filings and subscription agreement.
- Does not act as an escrow company, and NEVER has any access to any investor funds for the Company. All investor funds are deposited directly into the Company's bank account (Investor to Company Direct).
- We do not Give any legal advice.
- We Do Not Advertise a Company or their Offerings! All marketing and advertisements paid for by the Alternative Securities Markets Group Corporation are ONLY for the promotion of the Alternative Securities Market and its services to investors. Any marketing or advertising done that promotes a company or their offerings is completed by the Company and paid by with their funds. The Alternative Securities Markets Group does provide "Preferred Media Partner Contacts" with members of print, digital, and broadcast media professionals with whom we have an existing relationship. The Alternative Securities Markets Group Corporation in no way is compensated for these referrals by the Company or by the Advertising Company.

DISCLAIMER IN ALL MARKETING PIECES TO COMPANIES SEEKING CAPITAL:

"The Alternative Securities Markets Group IN NO WAY accepts any form of cash commission or successful funding fees for the sale of any securities. No member of Alternative Securities Markets Group (or any subsidiaries) will in any way accept and fees related to the sale of any securities. No member of Alternative Securities Group (or any subsidiaries) will in any way market, advertise or solicit an investment from an investor for your Company. All Alternative Securities Markets Group's marketing and advertising efforts are made to attract private and institutional investors to the Alternative Securities Market. The Alternative Securities Market does issue press releases and alerts to "market participants" when a new company is listed, and about certain news related events about a Company through our News Wire Service, but we DO NOT in any way make any direct attempts to sell, or make an offer to sell any securities of the Company. All interactions with an investor regarding a Company's securities are between a "seller" (issuer or holder of a stock) and a "buyer". ALL INVESTORS FUNDS GO DIRECTLY TO THE SELL OF A SECURITY, NEVER TO THE ALTERNATIVE SECURITIES MARKETS GROUP!"

Thank you for taking the time to review this entire document describing the relationship between the Alternative Securities Market and the Company.

Thank you,

Steven J. Muehler

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
9107 Wilshire Blvd.
Beverly Hills, California 90210
Direct: (213) 407-4386
Email: Legal@ASMMarketsGroup.com
Web: http://www.AlternativeSecuritiesMarket.com

State of California - Department of Corporations

STATE OF CALIFORNIA

BUSINESS, TRANSPORTATION AND HOUSING AGENCY

DEPARTMENT OF CORPORATIONS

TO: **Steven J. Muehler**
LA Investment Capital, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4139 Via Marina, Suite 1208
Marina Del Rey, California 90292

LA Investment Capital Alternative Investment Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital BioFuels Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90292

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Energy Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Entertainment & Media Fund, LLC – Not operating Does not Exist
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Oil & Natural Gas Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Real Estate Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

///

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DESIST AND REFRAIN ORDER

(For violations of section 25110 of the Corporations Code)

The California Corporations Commissioner finds that:

1. At all relevant times, LA Investment Capital, LLC ("LA Investment Capital"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4139 Via Marina, Suite 1208, Marina Del Rey, California. LA Investment Capital was a purported Los Angeles-based high-performance, commercial real estate, energy, biofuels, oil and natural gas investment banking firm. LA Investment Capital acted as the managing member of several private equity funds, named below.

2. Steven J. Muehler ("Muehler") was the founder of LA Investment Capital.

3. LA Investment Capital maintained a website at www.lainvestmentbanc.com.

4. At all relevant times, LA Investment Capital Alternative Investment Fund I, LLC ("Alternative Investment Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Alternative Investment Fund was an investment fund formed for the purpose of operating as an early and growth stage worldwide mining and mineral rights investment. The Alternative Investment Fund was to act as a private equity provider to small and middle market worldwide mining and mineral rights companies throughout the United States. According to its offering materials, LA Investment Capital acted as Alternative Investment Fund's managing member.

5. At all relevant times, LA Investment Capital BioFuels Fund I, LLC ("BioFuels Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. BioFuels Fund was an investment fund formed for the purpose of operating as an early and growth stage biofuels investment. The BioFuels Fund was to act as a private equity provider to small and middle market biofuels companies throughout the United States. According to its offering materials, LA Investment Capital acted as the BioFuels Fund's managing member.

6. At all relevant times, LA Investment Capital Energy Fund I, LLC ("Energy Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly

Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Energy Fund was an investment fund formed for the purpose of operating as an early and growth stage green energy investment. The Energy Fund was to act as a private equity provider to small and middle market green energy companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Energy Fund's managing member.

7. At all relevant times, LA Investment Capital Entertainment & Media Fund, LLC ("Entertainment & Media Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Entertainment & Media Fund was an investment fund formed for the purpose of operating as an early and growth stage entertainment investment. The Entertainment & Media Fund was to act as a private equity provider to small and middle market entertainment companies throughout Los Angeles. According to its offering materials, LA Investment Capital acted as the Entertainment & Media Fund's managing member.

8. At all relevant times, LA Investment Capital Oil & Natural Gas Fund I, LLC ("Oil & Natural Gas Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Oil & Natural Gas Fund was an investment fund formed for the purpose of operating as an early and growth stage oil and natural gas investment. The Oil & Natural Gas Fund was to act as a private equity provider to small and middle market oil and natural gas companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Oil & Natural Gas Fund's managing member.

9. At all relevant times, LA Investment Capital Real Estate Fund I, LLC ("Real Estate Fund"), a purported Nevada limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Real Estate Fund was an investment fund formed for the purpose of operating as an early and growth stage real estate investment. The Real Estate Fund was to act as a private equity provider to small and middle market real estate companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Real Estate Fund's managing member.

///

10. Beginning in at least January 2010, Muehler and LA Investment Capital offered interests in limited liability companies and/or investment contracts to at least one California investor in the form of "membership units" in LA Investment Capital and the Alternative Investment Fund, BioFuels Fund, Energy Fund, Entertainment & Media Fund, Oil & Natural Gas Fund, and the Real Estate Fund.

11. Muehler and LA Investment Capital solicited the investor by means of the Internet.

12. These membership units were offered in this state in issuer transactions. The Department of Corporations has not issued a permit or other form of qualification authorizing any person to offer or sell these securities in this state.

Based upon the foregoing findings, the California Corporations Commissioner is of the opinion that these interests in limited liability companies, investment contracts and/or membership units are subject to qualification under the California Corporate Securities Law of 1968 and are being or have been offered without first being qualified. Pursuant to Section 25532 of the Corporate Securities Law of 1968, Steven J. Muehler; LA Investment Capital, LLC; LA Investment Capital Alternative Investment Fund I, LLC; LA Investment Capital BioFuels Fund I, LLC; LA Investment Capital Energy Fund I, LLC; LA Investment Capital Entertainment & Media Fund, LLC; LA Investment Capital Oil & Natural Gas Fund I, LLC; and LA Investment Capital Real Estate Fund I, LLC are hereby ordered to desist and refrain from the further offer or sale of securities, in the State of California, including but not limited to interests in limited liability companies, investment contracts, and/or membership units unless and until qualification has been made under said law or unless exempt.

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This Order is necessary, in the public interest, for the protection of investors and consistent with the purposes, policies, and provisions of the Corporate Securities Law of 1968.

Dated: August 25, 2010
Los Angeles, California

PRESTON DuFAUCHARD
California Corporations Commissioner

By ______________________________
ALAN S. WEINGER
Deputy Commissioner
Enforcement Division

State of California - Department of Corporations